     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 20, 1998

                                            REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                          ESQUIRE COMMUNICATIONS LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7338                            13-3703760
   (STATE OR OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                                 750 "B" STREET
                                   SUITE 2350
                          SAN DIEGO, CALIFORNIA 92101
                                 (800) 496-4969
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                                 DAVID A. WHITE

                            CHIEF EXECUTIVE OFFICER
                          ESQUIRE COMMUNICATIONS LTD.
                                 750 "B" STREET
                                   SUITE 2350
                          SAN DIEGO, CALIFORNIA 92101
                                 (800) 496-4969
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

          MARTIN H. NEIDELL, ESQ.                              BRYAN E. DAVIS, ESQ.
       STROOCK & STROOCK & LAVAN LLP                            ALSTON & BIRD LLP
              180 MAIDEN LANE                                  ONE ATLANTIC CENTER
       NEW YORK, NEW YORK 10038-4982                        1201 WEST PEACHTREE STREET
               (212) 806-5836                              ATLANTA, GEORGIA 30309-3424
                                                                  (404) 881-7000

                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] ______
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                                                        PROPOSED            PROPOSED
                                                                         MAXIMUM             MAXIMUM
          TITLE OF EACH CLASS OF                AMOUNT TO BE         OFFERING PRICE         AGGREGATE           AMOUNT OF
       SECURITIES TO BE REGISTERED               REGISTERED           PER SHARE(1)      OFFERING PRICE(1)    REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value..............   11,553,475 shares(2)        $6.625           $76,541,772            $22,580
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average of the high and low prices per share of the Common Stock on July 16, 1998 as reported in the Nasdaq SmallCap Market.
(2) Includes 1,506,975 shares subject to an over-allotment option granted to the Underwriters by the Registrant.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION -- DATED JULY 20, 1998
PROSPECTUS
--------------------------------------------------------------------------------

[ESQUIRE COMMUNICATIONS LOGO]
                               10,046,500 Shares

                          ESQUIRE COMMUNICATIONS LTD.

                                  Common Stock
--------------------------------------------------------------------------------
Of the 10,046,500 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering"), 7,500,000 shares are being sold by Esquire Communications Ltd. (the "Company") and 2,546,500 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders" and "Underwriting."
Prior to the Offering, there has been a limited trading market for the Common Stock in The Nasdaq Stock Market's SmallCap Market (the "Nasdaq SmallCap Market") and on the Boston Stock Exchange under the symbol "ESQS." The last reported sales price of the Common Stock in the Nasdaq SmallCap Market on July 16, 1998 was $6.375 per share. See "Price Range of Common Stock." It is currently anticipated that the public offering price of the Common Stock will be
between $     and $     per share. See "Underwriting" for a discussion of the
factors to be considered in determining the public offering price. There can be no assurance that the public offering price of the Common Stock will be within such price range or will be at or above the current market price of the Common Stock. The Company has applied for inclusion of the Common Stock in The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "ESQS," which is expected to become effective concurrently with the Offering.

SEE "RISK FACTORS" ON PAGES 8 TO 15 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
--------------------------------------------------------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                               Underwriting                                  Proceeds to
                                          Price to            Discounts and           Proceeds to              Selling
                                           Public             Commissions(1)           Company(2)            Stockholders
------------------------------------------------------------------------------------------------------------------------------
Per Share.........................           $                      $                      $                      $
------------------------------------------------------------------------------------------------------------------------------
Total(3)..........................           $                      $                      $                      $
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses payable by the Company estimated to be $750,000.
(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 1,506,975 additional shares of Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be
    $          , the total Underwriting Discounts and Commissions will be
    $          , the total Proceeds to Company will be $          , and the
    total Proceeds to Selling Stockholders will be $          . See
    "Underwriting."
--------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters, subject to delivery by the Company and the Selling Stockholders and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made through the facilities of The Depository Trust Company, New York, New
York on or about             , 1998.
PRUDENTIAL SECURITIES INCORPORATED
                         BANCAMERICA ROBERTSON STEPHENS
                                              JANNEY MONTGOMERY SCOTT INC.

            , 1998

                         [MAP OF UNITED STATES DENOTING
                             COMPANY-OWNED OFFICES]

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and related notes appearing elsewhere in the Prospectus. Unless otherwise indicated, the information contained in this Prospectus assumes (i) that the Underwriters' over-allotment option will not be exercised, (ii) that the Series A Convertible Preferred Stock and the options to acquire Series B Convertible Preferred Stock will be converted into shares of Common Stock and (iii) the exercise of certain warrants by the holders thereof, with the Company to repurchase the remaining warrants held by such holders.

                                  THE COMPANY

     Esquire Communications Ltd. (the "Company") is the nation's leading provider of court reporting services to law firms, insurance companies and corporations through Company-owned offices located in 24 markets in 11 states and the District of Columbia. In certain markets, the Company also provides permanent and temporary staffing of financial and legal professionals, legal video services, records retrieval, process service and document depository services. The Company also has contractual relationships with approximately 400 independent court reporting, legal video and process service firms through its DepoNet(R) marketing network, which enables the Company to deliver these services to its clients in every market within the United States and in certain international markets. In 1997 and during the three months ended March 31, 1998, the Company provided court reporting and related services to over 1,000 law firms, insurance companies and corporations, including The Chase Manhattan Bank, Conrail, Fireman's Fund Insurance Company, Ford Motor Company, O'Melveny & Myers, Otis Elevator Company, Reliance Insurance and Skadden, Arps, Slate, Meagher & Flom LLP. The Company intends to leverage its client relationships and nationwide delivery system to expand into a broad range of legal support services.

     The Company's predecessor was founded in 1988 to create a national court reporting company by consolidating the highly fragmented court reporting industry. In October 1996, Golder, Thoma, Cressey, Rauner Fund IV, L.P. ("GTCR"), a private equity fund with a focus on investing in and consolidating highly fragmented business services industries, became a principal stockholder of the Company and has invested approximately $21.9 million to date. The Company subsequently recruited a senior management team with significant experience increasing profitability and managing and implementing aggressive acquisition programs in consolidating service industries. Since February 1997, the new management team has accelerated the Company's acquisition program and has acquired 34 court reporting companies and one provider of permanent and temporary staffing of financial and legal professionals with aggregate estimated revenues (based on the twelve month revenues preceding each acquisition) of approximately $90.6 million. The Company's acquisition program emphasizes expanding into new geographic markets through platform acquisitions, building market share in existing markets through smaller "tuck-in" acquisitions and focusing on strong, locally managed companies with a well-recognized market presence. Management has further developed an integration strategy to (i) streamline operations to increase the profitability of acquired operations, (ii) increase internal growth and (iii) expand the range of legal support services available to its clients.

     The Company has achieved revenue growth through the successful implementation of its acquisition strategy and has increased the profitability of existing and acquired operations by implementing standardized operating procedures and financial controls, consolidating operations and standardizing pricing and compensation structures in each local market. The Company's pro forma revenues and earnings before interest, taxes, depreciation and amortization ("EBITDA"), excluding unusual items, were $124.4 million and $15.5 million, respectively, in 1997 and $30.8 million and $4.2 million, respectively, for the three months ended March 31, 1998.

     The legal support services industry is comprised of a broad range of services that assist legal professionals in all aspects of their practice. Based on industry data, the Company believes that the market for court reporting and temporary and permanent legal staffing services exceeds $5 billion and is highly fragmented with more than 1,000 independent court reporting and over 400 legal staffing firms. Despite tort reform and the growing popularity of alternative dispute resolution methods, a study completed in 1997 by the National Center for State Courts indicated that the number of lawsuits filed through state district courts nationwide increased by 25% between 1984 and 1996. The Company believes that the legal support services market is growing due to several trends, including an increase in: (i) efforts by law firms and corporations, especially insurance companies, to reduce legal expenses; (ii) the outsourcing of legal support services to companies that specialize in providing such services; (iii) the use of lawyers on a temporary basis by law firms and corporations; (iv) the volume and complexity of litigation; and (v) the national scope of litigation, particularly in class action and product liability lawsuits.

     The Company seeks to become the nationally recognized leader in providing a broad range of legal support services. The Company believes that the implementation of its operating strategy has contributed to increases in EBITDA margins, which increased to 13.9% for the three months ended March 31, 1998 from 6.3% for the same period in 1997. The key elements of the Company's operating strategy are to focus on offering a broad range of legal support services to its clients on a regional or national basis, maintain a strong local presence and entrepreneurial environment that rewards quality, client service and performance, centralize functional management by providing support and strategic direction to assist general managers in executing their local business and growth plans, attract and retain high-quality professionals through its management development and training programs and emphasize value-added services in an effort to establish and maintain long-term client relationships. The Company's internal growth strategy will focus on offering a broad range of services, developing new and leveraging existing client relationships, leveraging the Esquire brand to develop a national accounts program, opening new locations and leveraging the DepoNet(R) referral network. The Company's corporate management has extensive experience in acquiring and integrating service businesses in consolidating industries. The Company's acquisition growth strategy consists of entering new markets through platform acquisitions, acquiring smaller tuck-in businesses in existing markets and expanding service offerings.

     The Company was incorporated in 1993 under the laws of the State of Delaware. Its principal executive offices are located at 750 "B" Street, Suite 2350, San Diego, California 92101, and its telephone number at that location is
(800) 496-4969.

                              RECENT DEVELOPMENTS

     In connection with the Offering, various organizational and capitalization changes will be or have been effectuated as set forth below. Effective upon consummation of the Offering, (a) the holders of the Company's Series A Convertible Preferred Stock will convert such stock into an aggregate of 7,500,000 shares of Common Stock and (b) the options to acquire Series B Convertible Preferred Stock will be terminated and the holders will be issued a number of shares of Common Stock equal to $4.5 million divided by the public offering price less underwriting discounts and commissions (600,000 shares assuming a public offering price of $8.00 per share, the mid-point of the anticipated price range set forth on the cover page of this Prospectus). As a result, the Company will not have outstanding any class or series of Preferred Stock. In addition, Allied Investment Corporation, Allied Investment Corporation II and Allied Capital Corporation II (collectively, "Allied") will exercise warrants to purchase an aggregate of 312,500 shares of Common Stock, with the Company to repurchase the remaining warrants to purchase 312,500 shares of Common Stock at a price equal to the assumed public offering price of $8.00 per share (the mid-point of the anticipated price range set forth on the cover page of this Prospectus) less underwriting discounts and commissions minus the $2.90 exercise price of the warrants. See "Use of Proceeds" and "Capitalization." The Stockholders Agreement (as defined herein) among various stockholders of the Company will also be terminated effective upon consummation of the Offering. In June 1998, Dr. John C. Durham and Messrs. Andrew P. Garvin and Fir M. Geenen resigned as directors of the Company, and Messrs. David A. Higson and Gary L. Monroe were elected as directors of the Company. In July 1998, Mr. David J. Feldman resigned as a director of the Company. See "Management -- Directors and Executive Officers."

                                  THE OFFERING

Common Stock Offered by the Company...................  7,500,000 shares
Common Stock Offered by the Selling Stockholders......  2,546,500 shares
Common Stock to be Outstanding after the Offering.....  24,713,546 shares (1)
Use of Proceeds by the Company........................  To repay bank debt incurred to finance acquisitions, to pay accrued dividends on
                                                        the Series A Convertible Preferred Stock
                                                        and to repurchase outstanding warrants.
                                                        See "Use of Proceeds."
Nasdaq SmallCap Market Symbol.........................  ESQS
Proposed Nasdaq National Market Symbol................  ESQS

---------------
(1) Based upon the number of shares of Common Stock outstanding as of June 30, 1998. Excludes as of June 30, 1998, (i) 3,500,000 shares of Common Stock reserved for issuance under the Company's Stock Option Plan, of which options to purchase 1,789,718 shares of Common Stock have been granted to certain directors, executive officers and other employees at a weighted average exercise price of $4.91 per share, (ii) 580,000 shares of Common Stock issuable upon exercise of options granted in connection with completed acquisitions at a weighted average exercise price of $6.09 per share, (iii) 84,000 shares of Common Stock issuable upon exercise of outstanding warrants at an exercise price of $4.50 per share and (iv) 531,000 shares of Common Stock issuable upon conversion of $4.7 million of convertible debt securities. See "Capitalization," "Management" and "Principal and Selling Stockholders."

                                  RISK FACTORS

     Investors should consider the material risk factors involved in connection with an investment in the Common Stock and the impact to investors from various events that could adversely affect the Company's business. See "Risk Factors."

    SUMMARY HISTORICAL AND PRO FORMA AS ADJUSTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                             THREE MONTHS
                                                 YEAR ENDED DECEMBER 31,                   ENDED MARCH 31,
                                        -----------------------------------------   ------------------------------
                                                                       PRO FORMA                        PRO FORMA
                                                                      AS ADJUSTED                      AS ADJUSTED
                                                                      -----------                      -----------
                                         1995      1996      1997       1997(3)      1997     1998       1998(4)
                                        -------   -------   -------   -----------   ------   -------   -----------
STATEMENT OF OPERATIONS DATA:
Revenue...............................  $26,781   $29,501   $53,178    $124,444     $9,944   $20,685     $30,823
Costs and expenses:
  Operating expenses..................   15,095    16,662    30,284      74,659      5,836    11,399      17,768
  General and administrative
    expenses..........................    8,647    10,585(1)  20,046(2)    36,502    3,486     6,401       8,829
  Depreciation and amortization.......    1,051     1,198     2,522       4,770        429       994       1,267
                                        -------   -------   -------    --------     ------   -------     -------
Total costs and expenses..............   24,793    28,445    52,852     115,931      9,751    18,794      27,864
                                        -------   -------   -------    --------     ------   -------     -------
Income from operations................    1,988     1,056       326       8,513        193     1,891       2,959
Other expense, net....................    1,093     1,216     2,656       2,397        370     1,241         556
                                        -------   -------   -------    --------     ------   -------     -------
Income (loss) before provision for
  income taxes and extraordinary
  item................................      895      (160)   (2,330)      6,116       (177)      650       2,403
Provision for income taxes
  (benefit)...........................      574       216       125       2,446         (9)       --         962
                                        -------   -------   -------    --------     ------   -------     -------
Income (loss) before extraordinary
  item................................      321      (376)   (2,455)      3,670       (168)      650       1,441
Extraordinary item, net of tax
  benefit.............................       --      (157)       --          --         --        --          --
                                        -------   -------   -------    --------     ------   -------     -------
Net income (loss).....................      321      (533)   (2,455)      3,670       (168)      650       1,441
Dividends on preferred stock..........       --       (75)     (702)         --       (113)     (267)         --
                                        -------   -------   -------    --------     ------   -------     -------
Net income (loss) applicable to common
  stockholders........................  $   321   $  (608)  $(3,157)   $  3,670     $ (281)  $   383     $ 1,441
                                        =======   =======   =======    ========     ======   =======     =======
Net income (loss) per common share:
  Basic:
    Income (loss) before extraordinary
      item............................  $  0.06   $ (0.09)  $ (0.56)   $   0.15     $(0.06)  $  0.05     $  0.06
    Extraordinary item................       --     (0.03)       --          --         --        --          --
                                        -------   -------   -------    --------     ------   -------     -------
    Net income (loss).................  $  0.06   $ (0.12)  $ (0.56)   $   0.15     $(0.06)  $  0.05     $  0.06
                                        =======   =======   =======    ========     ======   =======     =======
    Weighted average shares
      outstanding.....................    4,980     4,959     5,630      23,513      4,852     7,568      24,720
  Diluted:
    Income (loss) before extraordinary
      item............................  $  0.06   $ (0.09)  $ (0.56)   $   0.15     $(0.06)  $  0.04     $  0.06
    Extraordinary item................       --     (0.03)       --          --         --        --          --
                                        -------   -------   -------    --------     ------   -------     -------
    Net income (loss).................  $  0.06   $ (0.12)  $ (0.56)   $   0.15     $(0.06)  $  0.04     $  0.06
                                        =======   =======   =======    ========     ======   =======     =======
    Weighted average shares
      outstanding.....................    5,05l     4,959     5,630      24,398      4,852    16,181      25,605

                                                                   AS OF MARCH 31, 1998
                                                                --------------------------
                                                                              PRO FORMA
                                                                 ACTUAL     AS ADJUSTED(5)
                                                                --------    --------------
BALANCE SHEET DATA:
Working capital.............................................    $  6,392       $  7,718
Total assets................................................     103,263        139,392
Total debt..................................................      60,126         27,319
Stockholders' equity........................................      33,021         96,613

---------------
(1) Includes $150,000 expense related to sublease loss.

(2) Includes approximately $1.3 million expense relating to an officer's termination agreement and termination expenses relating to certain marketing activities, as well as approximately $922,000 of costs incurred in connection with an acquisition accounted for under the pooling of interests method of accounting.

(3) Gives effect to the 17 acquisitions completed in 1997 (collectively referred to as the "1997 Acquisitions") and to the 20 acquisitions completed in 1998 (collectively referred to as the "1998 Acquisitions") as if they occurred on January 1, 1997. See Note (5) below, which adjustments also apply to the pro forma as adjusted statement of operations data, with the exception of clause
    (iii) of such note.

(4) Gives effect to the 1998 Acquisitions as if they occurred on January 1, 1998. See Note (5) below, which adjustments also apply to the pro forma as adjusted statement of operations data, with the exception of clause (iii) of such note.

(5) Gives effect to (i) the sale by the Company of 3,000 shares of Series A Convertible Preferred Stock; (ii) the exercise of certain warrants to purchase 529,502 shares of Common Stock at an exercise price of $4.56 per warrant; (iii) the acquisitions completed by the Company subsequent to March 31, 1998; (iv) the sale of the 7,500,000 shares of Common Stock offered hereby by the Company at an assumed public offering price of $8.00 per share (the mid-point of the anticipated price range set forth on the cover page of this Prospectus) and the application of the estimated net proceeds therefrom, see "Use of Proceeds;" (v) the conversion of the Company's Series A Convertible Preferred Stock and of the options to acquire Series B Convertible Preferred Stock into shares of Common Stock and (vi) the exercise of warrants by Allied to purchase an aggregate of 312,500 shares of Common Stock.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby is speculative and involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information set forth in this Prospectus, in connection with an investment in the shares of Common Stock offered hereby.

     This Prospectus contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or expectations of the Company, its directors and its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations, (ii) the Company's financing plans and (iii) the Company's business and growth strategies. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The accompanying information contained in this Prospectus, including without limitation the information set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," identifies important factors that could cause such differences.

     MANAGEMENT OF GROWTH; FUTURE PROFITABILITY. The Company expects to spend significant time and effort in expanding its existing businesses and identifying, acquiring and integrating acquisitions. Most of the businesses acquired by the Company historically have operated with limited financial and other management operating systems. Although the Company believes that its existing financial reporting and accounting control systems are satisfactory for the operation of the combined businesses in the near future, these systems may not be capable of addressing the needs of the Company as it continues to implement its growth strategy. The Company anticipates implementing new accounting system software in the fourth quarter of 1998 that will replace the general accounting system currently utilized by the Company's different offices. Certain risks are inherent with implementing new accounting system software, such as delays in implementation, the costs of eliminating system "bugs" and the time and expense associated with educating the Company's employees on the use of the system. There can be no assurance that the Company will be successful in implementing its new accounting system software or that the Company's management and financial reporting systems, procedures and controls will be adequate to support the Company's operations as they expand.

     Any future growth also will impose significant added responsibilities on members of senior management, including the need to identify, recruit and integrate additional management and employees. There can be no assurance that such additional management and employees will be identified and retained by the Company. To the extent that the Company's financial reporting and accounting software is not satisfactory to support the Company's growth, the Company is unable to manage its growth efficiently and effectively or the Company is unable to attract and retain additional qualified personnel, the Company's business, financial condition, results of operations or ability to sustain growth could be materially adversely affected. Although the Company was profitable in the first quarter of 1998, the Company incurred a net loss of $3.2 million for its year ended December 31, 1997. There is no assurance that the Company will be profitable in the future. In addition, because a significant portion of the Company's growth and development in recent years has been attributable to its acquisitions, the Company, as now constituted, has a limited operating history upon which prospective investors may judge the Company's performance. See "Business -- Internal Growth Strategy" and "-- Acquisition Strategy."

     IMPLEMENTATION OF ACQUISITION STRATEGY. A primary element of the Company's growth strategy is to continue to pursue strategic acquisitions that expand and complement the Company's business. The Company's ability to expand is dependent upon identifying, acquiring and integrating companies that meet its acquisition criteria. There can be no assurance that the Company will be able to identify additional acquisition candidates on terms favorable to the Company or in a timely manner, enter into acceptable agreements or close any such transactions. There can also be no assurance that the Company will be able to continue to execute its acquisition strategy, and any failure to do so could have a material adverse effect on the Company's business, financial condition, results of operations or ability to sustain growth. In addition, due to industry consolidation, the Company believes that it will compete for attractive acquisition candidates with other companies serving the legal support services industry, certain of whom have greater resources than the Company. Increased competition for such acquisition candidates could have the effect of increasing the cost to the Company of pursuing this growth strategy or could reduce the number of attractive candidates to be acquired. The Company must obtain the consent of its lenders under its credit facility in connection with significant acquisitions. There can be no assurance that the Company will be able to obtain any requested consents. Future acquisitions could divert management's attention from the daily operations of the Company and otherwise require additional management, operational and financial resources, any of which could have a material adverse effect on the Company's business, financial condition, results of operations or ability to sustain growth.

     The process of integrating acquired businesses often involves unforeseen difficulties and may require a disproportionate amount of the Company's financial and other resources, including management time. The successful integration of businesses acquired by the Company depends on a number of factors, including the Company's ability to transition acquired businesses to the Company's management systems, to improve the profitability of the businesses it acquires and to integrate acquisitions effectively. There can be no assurance that the Company will be able to integrate successfully acquired businesses without substantial costs, delays or other operational or financial problems. In addition, there can be no assurance that the Company will be able to manage profitably or achieve anticipated cost savings from the combined operations of acquired companies or implement the Company's internal and acquisition growth strategies subsequent to the Offering. The inability of the Company to accomplish any of the foregoing could have a material adverse effect on the Company's business, financial condition, results of operations or ability to sustain growth. See "Business -- Acquisition Strategy" and "Management."

     In addition, although the Company conducts due diligence and requires representations, warranties and indemnifications from the former owners of acquired businesses, there can be no assurance that such owners will have accurately represented the financial and operating conditions of their companies or will be able to meet any indemnification obligations that may arise. Any material unforeseen liabilities or inaccuracies with respect to its acquired businesses could have a material adverse effect on the Company's business, financial condition, results of operations or ability to sustain growth. See "Business -- Acquisition Strategy."

     Finally, as a result of its acquisitions, which are most often accounted for using the purchase method of accounting, the Company has incurred and expects to continue to incur significant amortization charges resulting from the excess of the purchase price paid over the fair value of the net assets of the businesses acquired (goodwill). These current and future goodwill amortization charges have and will continue to have a material impact on the Company's results of operations over the foreseeable future. If the value of goodwill is impaired, the Company could incur a significant non-cash charge in the period of such impairment and the market price of the Common Stock could be adversely affected when the Company reports such charges, if any. In addition, in the event of the sale of the Company or its assets, there can be no assurance that the value of such intangible assets would be recovered. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Results of Operations."

     DEVELOPMENT OF NEW LEGAL SUPPORT SERVICES. The Company believes that a significant element of its future growth depends on its ability to develop new services that address the needs of law firms, insurance companies and other corporations. The Company's growth strategy is dependent in part on the Company's ability to expand into other legal support services by capitalizing on cross-selling opportunities and acquiring companies that provide new services. The Company has limited operating experience in providing certain legal support services, such as permanent and temporary staffing services. The failure of the Company to develop and introduce enhancements and new legal support services in a timely and cost-effective manner in response to changing technologies, customer requirements or increased competition could have a material adverse effect on the Company's business, financial condition, results of operations or ability to sustain growth. See "Business -- Internal Growth Strategy."

     The Company's strategy is based, in part, upon the concept of bundling various legal support services so that legal consumers will be able to access a broad range of services through a single provider. In light of the evolving nature of both the legal support services industry and the concept of "one-stop shopping" in the industry, there can be no assurance as to the ultimate or continuing level of demand for, or market acceptance of, the Company's integrated approach towards offering legal support services. Failure to gain sufficient market acceptance for the Company's strategy would have a material adverse effect on the Company's business, financial condition, results of operations or ability to sustain growth.

     NEED FOR ADDITIONAL FINANCING. Although the Company intends to finance future acquisitions by using a combination of Common Stock, debt and borrowings under its revolving line of credit, it will require additional financing to fund future acquisitions and maintain its growth strategy. In the event that the Common Stock of the Company does not maintain a sufficient market value, or potential acquisition candidates are unwilling to accept the Company's Common Stock or debt securities as part of or all of the consideration to be paid for their businesses, the Company may be required to utilize its cash resources, if available, to maintain its acquisition program. There can be no assurance that the Company will be able to obtain such financing if and when it is needed or that, if available, such financing can be obtained on terms the Company deems acceptable. The inability to obtain such financing could negatively impact the Company's acquisition program and have a resulting material adverse effect on the Company's business, financial condition and results of operations. The Company has a revolving line of credit, as amended (the "Credit Agreement"), which provides it with up to $70.0 million of borrowings on a secured basis and expires in December 1999. The Credit Agreement contains restrictive covenants with respect to incurring additional debt, investments, distributions, acquisitions and capital expenditures and also requires the maintenance of certain financial ratios and covenants. Specifically, the Credit Agreement contains a restrictive covenant that prohibits the Company from consummating certain acquisitions without the approval of the lenders.

     The Company intends to use part of the net proceeds of the Offering to reduce the amount of current borrowings under the Credit Agreement. In connection with future acquisitions, the Company anticipates incurring substantial amounts of new indebtedness which will also be collateralized by substantially all of the Company's assets. In that regard, the Company expects to renegotiate the Credit Agreement, or to enter into a new credit agreement after the Offering, to increase the line of credit available to the Company. The Company's level of indebtedness could have important consequences to the holders of the Common Stock, including the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of the principal of and interest on its indebtedness and will not be available for other purposes; (ii) the ability of the Company to obtain financing in the future for working capital needs, capital expenditures, acquisitions, investments, general corporate purposes or other purposes may be materially limited or impaired; and (iii) the Company's level of indebtedness may reduce the Company's flexibility to respond to changing business and economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     GOVERNMENT REGULATION; REGULATORY INITIATIVES. The practice of court reporting is currently regulated by many states, and the practice of law, including the practice of law by temporary attorneys, is currently regulated by every state. Court reporters in many states and attorneys in every state are subject to licensure requirements and to continuing oversight by their respective regulatory bodies, many of whom have broad discretion in interpreting and enforcing applicable laws and regulations. The regulatory framework of certain jurisdictions may limit the Company's expansion into, or ability to continue operations within, such jurisdictions, unless the Company is able to comply with such regulatory framework. Any limitation on the Company's ability to expand or to continue operations could have a material adverse effect on the Company's business, financial condition, results of operations or ability to sustain growth.

     With respect to court reporting specifically, legislation has been adopted by several states, where the Company currently does not have Company-owned operations, and in Georgia, where the Company does have a Company-owned operation, that prohibit the provision of services by a court reporter under any agreement other than on a case-by-case basis. Legislation has also been enacted or proposed in certain other states that prohibit a court reporter from being employed by, or serving as an independent contractor for, a court reporting firm unless a majority of the firm is owned by certified shorthand reporters. The Company expects that there will continue to be efforts to sponsor the adoption of similar prohibitions by legislative or regulatory action or through the ethics codes governing the conduct of court reporters. In addition, recent federal and state legislative proposals have included limitations on the number and length of depositions or have proposed the substitution of videotaped recording for stenographic transcription of certain legal proceedings.

     With respect to temporary legal staffing, state and national bar associations and committees on legal ethics and professional responsibility have from time to time issued opinions regarding the ethical implications of arrangements involving temporary attorneys. These opinions have suggested that the payment of fees to agencies that place temporary attorneys may constitute, in certain circumstances, the improper splitting of legal fees with a non-lawyer. The applicability of these opinions to the Company's business is uncertain, and there can be no assurance that a state will not determine that the business as conducted by the Company violates ethical or professional responsibility regulations for attorneys. In addition, the practice of placing temporary lawyers with a number of firms may raise conflict of interest issues under applicable ethics codes, particularly when attorneys from the same placement firm are placed with opposing parties, or law firms representing such parties, in a lawsuit or business transaction.

     The Company's growth strategy is based, in part, on the concept of bundling various legal support services, many aspects of which have not been subject to judicial or regulatory interpretations. There can be no assurance that a review of the business of the Company by the courts or regulatory authorities will not result in a determination that could materially and adversely affect the Company's operations or that the regulatory environment will not change so as to restrict the Company's existing or future operations. See "Business -- Regulation."

     QUARTERLY FLUCTUATIONS IN OPERATING RESULTS; SEASONALITY. The Company's revenues may fluctuate from period to period due to the commencement or termination of large-scale litigation. Large, complex litigation cases can result in the concentration of revenues over a relatively short period. The Company's revenues can also be adversely affected by a general economic recession that reduces demand for legal support services. In addition, as economic activity has slowed, the use of temporary and contract personnel often has been curtailed before permanent employees have been laid off; accordingly, the use of placement search firms tends to decline significantly. As economic activity increases and unemployment levels decline, the competition among staffing services firms for qualified personnel is intense and the Company may face increased competitive pricing pressure during such period. The Company's revenues are lower in the third quarter when many attorneys are on vacation and the pace of litigation is slower. The impact on sales due to acquisitions and internal growth has historically made it difficult to identify the precise impact of seasonal variations in the Company's reported financial results. The Company's quarterly results of operations may also be subject to fluctuations as a result of the timing of acquisitions and new office openings. The results in any particular quarter are not necessarily indicative of future results or of the results that may be expected for the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations."

     COMPETITION. The legal support services industry is highly competitive and fragmented with limited barriers to entry. Although the industry is undergoing consolidation, the principal competition for the Company's court reporting and record retrieval businesses currently consists of numerous local and regional firms. In the legal staffing business, the Company expects to compete with national, regional and local firms, some of which have substantially greater resources, offer more diversified services and operate in broader geographic areas than the Company. As the Company seeks to expand into new geographic markets, its growth will depend upon its ability to gain market share from competitors, and there can be no assurance that such additional market share will be obtained. As the consolidation among providers of legal support services continues, the Company could encounter more intense price-based competition that could adversely affect the Company's results of operations. There can be no assurance that these businesses will continue to increase their outsourcing of legal support and staffing services needs or that such businesses will not bring in-house services that they currently outsource. See "Business -- Competition."

     ALTERNATIVE DISPUTE RESOLUTION. The high cost of litigation in the United States has resulted in the more frequent use of alternative dispute resolution practices, such as arbitration and mediation. The increasing use of such practices could affect the demand for the Company's services, since such alternatives generally entail more limited discovery, both in scope and period of time, and could materially and adversely affect its business, financial condition, results of operations or ability to sustain growth.

     ABILITY TO ATTRACT AND RETAIN QUALIFIED PERSONNEL. The Company is dependent on the availability of a sufficient number of qualified court reporters substantially all of whom are independent contractors to the Company and are free to work for the Company's competitors. From time to time, there are shortages of qualified court reporters, and there can be no assurance that the Company will be able to maintain an adequate force of court reporters or that the Company's expenses will not increase as a result of such shortage. The Company expects to compete with other financial services and legal staffing companies, as well as its clients, in recruiting and retaining qualified professionals and other personnel. The Company believes that a substantial number of the Company's temporary personnel will terminate their temporary assignments to accept full-time employment with Company clients or others. The Company's inability to maintain an adequate force of court reporters or to attract and retain a sufficient number of qualified temporary personnel could adversely affect the Company's business, financial condition, results of operations or ability to sustain growth.

     RELIANCE ON KEY PERSONNEL. The Company's success is largely dependent on the efforts and relationships of the Company's executive officers, who collectively have substantial experience in consolidating fragmented industries and in operating legal support services businesses. Furthermore, the Company will likely be dependent on the senior management of any businesses acquired in the future who have on-going relationships with customers. The loss of the services of any of these individuals could have a material adverse effect on the Company's business, financial condition, results of operations or ability to sustain growth. There can be no assurance that such individuals will continue in their present capacity for any particular period of time. The Company does not intend to obtain key man life insurance covering any of its executive officers or other members of senior management. The Company has entered into employment contracts, with varying terms, with six of its executive officers. The Company's future success and plans for growth also depend on the Company's ability to attract, train and retain skilled personnel in all areas of its business. See "Management."

     RISKS OF TAX AUTHORITIES CLASSIFYING INDEPENDENT CONTRACTORS AS
EMPLOYEES. As substantially all of the court reporters utilized by the Company are independent contractors, the Company does not pay or withhold any federal or state employment tax with respect to these individuals. The Company believes that such personnel are not employees under existing interpretations of federal and state laws. However, from time to time, federal and state taxing authorities have sought to assert that such persons are employees, rather than independent contractors. In this regard, there can be no assurance that federal and state authorities will not challenge the position taken by the Company, or that the laws or regulations relied on by the Company, including tax laws, or interpretations thereof, will not change. If the Internal Revenue Service successfully asserts that persons classified by the Company as independent contractors are in fact employees of the Company, the Company would be required to pay withholding and employment taxes and administer added employee benefits. In addition, the Company could become responsible for such taxes, including interest and penalties for prior periods. Any of the foregoing circumstances could increase the Company's operating costs and could have a material adverse effect on the Company's business, financial condition, results of operations or ability to sustain growth. See "Business -- Independent Contractors."

     POTENTIAL LIABILITY TO CLIENTS. The provision of personnel in the legal support services business entails an inherent risk of professional malpractice and similar claims, and the Company could be named as a defendant in litigation in connection with services rendered. Although the Company maintains errors and omissions insurance for court reporting, record retrieval and permanent and temporary staffing businesses, there can be no assurance that, if named, the Company would be able to defend such claims within policy limits. The Company's business also involves the handling of clients' documents containing confidential and other sensitive information. There can be no assurance that unauthorized disclosures will not occur, or that clients' documents will not be mishandled or lost, which could have a material adverse effect on the

Company's business, financial condition, results of operations or ability to sustain growth. The Company also may be subject to discrimination and harassment claims for the acts of temporary staffing personnel who are placed with the Company's clients.

     TECHNOLOGICAL ADVANCES. The Company's business is subject to changes in technology, which may result in the introduction of new products or services that are competitive with, superior to, or which could render obsolete certain services provided by the Company. For example, voice recognition technology is designed to eliminate the need for manual transcription of oral testimony and has been under development for several years. There can be no assurance that substantial advances will not be made in the area of voice recognition technology or that other technology will not be developed that renders the Company's services obsolete or impractical. These changes in technology could also include conducting document retrieval electronically and transmitting and returning deposition notices and subpoenas electronically to document custodians. The Company's ability to compete effectively will depend upon its ability to adapt to such changes and to develop services to satisfy evolving client requirements. There can be no assurance that current technologies, or technologies developed in the future, will not compete with or replace services provided by the Company, or that any technological advances made by the Company will be responsive to client requirements or represent the best available technology to meet client needs. See "Business."

     LIMITED AND SPORADIC PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK
PRICE. Prior to the Offering, there has been a limited and sporadic public market for the Company's Common Stock. While shares of the Common Stock have traded in the Nasdaq SmallCap Market and on the Boston Stock Exchange, such trading has been limited and sporadic due to the relatively small public float of the Common Stock. As of June 30, 1998, 3,252,642 shares of Common Stock were freely tradeable without limitations in the public market. The number of shares of Common Stock that are freely tradeable without limitations will increase to 13,299,142 shares of Common Stock upon completion of the Offering. The public offering price will be determined by negotiations among the Company, the Selling Stockholders and the representatives of the Underwriters. There can be no assurance that the public offering price of the Common Stock will be within the price range indicated on the cover of this Prospectus or that it will be at or above the current market price of the Common Stock on the Nasdaq SmallCap Market. The Company has applied for inclusion of the Common Stock in the Nasdaq National Market. There can be no assurance an active trading market will develop or be sustained after the Offering. See "Underwriting."

     The market price for the Company's shares of Common Stock may fluctuate based on the Company's operating results or in response to material announcements by the Company or competitors of the Company, changes in the economic or other conditions impacting the Company, changes in the economic or other conditions impacting the Company's targeted clients or changes in general economic conditions. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many emerging growth companies, often unrelated to the operating performance of the specific companies. Such market fluctuations could have a material adverse effect on the market price of the Common Stock. See "Price Range of Common Stock."

     CONTROL BY INSIDERS; ANTI-TAKEOVER CONSIDERATIONS. After the Offering, the Company's officers, directors and GTCR will beneficially own approximately 37.8% of the outstanding Common Stock (approximately 35.7%, if the Underwriters' over-allotment option is exercised in full). Such persons will have the ability to significantly influence the election of the Company's directors and the outcome of all other issues submitted to the Company's stockholders. The beneficial ownership of such persons, together with the ability of the Board of Directors of the Company to issue shares of preferred stock and to fix the rights and preferences thereof, also may have the effect of delaying, deterring or preventing an unsolicited change in the control of the Company, which may adversely affect the market price of the Common Stock or the ability of the stockholders to participate in a transaction in which they might otherwise receive a premium for their shares. Furthermore, the Company recently entered into change in control agreements with certain of its key executive officers. See "Management" and "Principal and Selling Stockholders."

     The Company's Certificate of Incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. The preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company, which could have the effect of discouraging bids for the Company and, thereby, prevent stockholders from receiving the maximum value for their shares. In addition, certain provisions of the Delaware General Corporation Law ("DGCL") also may discourage takeover attempts that have not been approved by the Company's Board of Directors. See "Description of Capital Stock."

     YEAR 2000 COMPLIANCE. The Company uses a significant number of computer software programs and operating systems in its internal operations, including applications used in financial business systems, sales and marketing, billing and various administrative functions. To the extent that these software applications contain source code that is unable to appropriately interpret the calendar year 2000, some level of modification or even possibly replacement of such source code or applications will be necessary. This could cause the Company to incur expenses and the risk and potential expense of any disruptions that may be caused by the software's impaired functioning as the year 2000 approaches and by the modification or replacement of such software. The Company is currently in the process of completing its identification of software applications that are not year 2000 compliant and expects to make appropriate responses by the end of 1998 to address any issue identified. The Company is still in the preliminary stages of analyzing its software applications and, to the extent they are not fully year 2000 compliant, there can be no assurance that the costs necessary to update software or potential systems interruptions, would not have a material adverse effect on the Company's business, financial condition, results of operations or ability to sustain growth.

     SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS. Upon completion of the Offering, 24,713,546 shares of Common Stock will be outstanding (26,220,521 shares if the Underwriters' over-allotment option is exercised in full). The 10,046,500 shares of Common Stock sold in the Offering (plus up to 1,506,975 additional shares of Common Stock to be sold by the Company if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or future registration under the Securities Act, unless such shares are held by an "affiliate" of the Company as that term is defined under Rule 144 of the Securities Act ("Rule 144"). Upon completion of the Offering, approximately 11,414,404 shares of the currently outstanding shares of Common Stock will not have been registered under the Securities Act. Of those shares, 464,725 shares of Common Stock will not be subject to lock-up agreements (as described below) or to contractual resale restrictions and will be eligible for sale under Rule 144 subject to certain volume and other limitations during the 180-day period after the date of this Prospectus.

     The Company, its directors and executive officers, the Selling Stockholders and certain other securityholders of the Company have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any other securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that during such period, shares of Common Stock may be issued in connection with acquisitions (including issuances of options, warrants and convertible notes in connection therewith) and upon the exercise or conversion of employee stock options, warrants and convertible notes outstanding on the date of this Prospectus (and the persons acquiring such securities in acquisition transactions that are not "restricted securities" (as defined in Rule 144) shall execute and deliver to Prudential Securities Incorporated lock-up agreements with respect to such securities), and the Company may issue employee stock options that are exercisable after the 180th day after the date of this Prospectus. The Company will not grant registration rights to any person where such rights are exercisable less than

180 days after the date of this Prospectus. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares subject to such lock-up agreements.

     In connection with various acquisitions by the Company and equity financing provided to the Company, the Company and certain of its stockholders, including GTCR, certain members of the Company's management, and persons affiliated with them, entered into various registration rights agreements (collectively, the "Registration Rights Agreements"). Upon the completion of the Offering, pursuant to such agreements, such stockholders and their transferees, who will hold in the aggregate 9,960,267 shares of Common Stock, are entitled to certain demand and piggy-back registration rights with respect to such shares of Common Stock which may be exercised after the expiration of the 180-day period described above. Such rights could be used to force the Company to file one or more registration statements with respect to the Common Stock owned by such persons. The existence of the Registration Rights Agreements and such other registration rights and the perception that sales of Common Stock could occur thereunder could adversely affect the prevailing market price of the Common Stock and could impair the Company's future ability to raise capital through the sale of its equity securities. See "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 7,500,000 shares of Common Stock offered hereby, assuming a public offering price of $8.00 per share (the mid-point of the anticipated price range set forth on the cover page of this Prospectus), after deducting underwriting discounts and commissions and estimated Offering expenses, are estimated to be approximately $55.5 million (approximately $66.8 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Stockholders.

     The Company intends to use the net proceeds of the Offering as follows: (i) approximately $54.1 million to repay debt outstanding under the Credit Agreement used primarily to fund acquisitions; (ii) approximately $531,250 (after giving effect to the proceeds of $906,250 received from Allied in connection with the exercise of warrants to purchase 312,500 shares of Common Stock) to repurchase warrants to purchase 312,500 shares of Common Stock held by Allied at a price equal to the assumed public offering price of $8.00 per share (the mid-point of the anticipated price range set forth on the cover page of this Prospectus) less underwriting discounts and commissions minus the $2.90 exercise price and (iii) $892,000 to pay accrued dividends on the Series A Convertible Preferred Stock. The debt outstanding under the Credit Agreement bears interest at either the prime rate or the London Interbank Offered Rate ("LIBOR"), at the Company's election, plus an applicable margin rate, which varies on the basis of operating cash flows and overall leverage ratio (the effective rate at June 30, 1998 was 9.1%) and expires in December 1999. Amounts repaid under the Credit Agreement may be re-borrowed under such facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 4 of Notes to the Company's Consolidated Financial Statements. As part of its ongoing corporate development activities, the Company expects that it will continue to consider acquisition candidates. See
"Business -- Acquisition Strategy."

                                DIVIDEND POLICY

     The Company has never declared or paid cash or other dividends on its Common Stock. The declaration or payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, capital requirements, financial condition, and other relevant factors. Pursuant to the terms of the Credit Agreement, the Company is prohibited from paying cash dividends on the Common Stock. The Company has paid cash dividends on its Series A Convertible Preferred Stock. Upon consummation of the Offering, the Company will not have outstanding any class or series of Preferred Stock. The Company presently intends to retain all earnings for use in its business and does not anticipate declaring or paying cash dividends on its Common Stock in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

     Prior to the Offering, there has been a limited and sporadic public market for the Company's Common Stock. While shares of the Common Stock have traded in the Nasdaq SmallCap Market and on the Boston Stock Exchange under the symbol "ESQS," such trading has been limited and sporadic due to the relatively small public float of the Common Stock. As of June 30, 1998, 3,252,642 shares of Common Stock were freely tradeable without limitations in the public market. The number of shares of Common Stock that are freely tradeable without limitations will increase to 13,299,142 shares of Common Stock upon completion of the Offering. The public offering price will be determined by negotiations among the Company, the Selling Stockholders and the representatives of the Underwriters. There can be no assurance that the public offering price of the Common Stock will be within the price range indicated on the cover of this Prospectus or that the public offering price will be at or above the current market price of the Common Stock on the Nasdaq SmallCap Market. The Company has applied for inclusion of the Common Stock in the Nasdaq National Market, which is expected to be effective concurrently with the Offering. There can be no assurance an active trading market will develop or be sustained after the Offering. See "Underwriting."

     The following table sets forth for the calendar periods indicated the high and low bid prices on the Nasdaq SmallCap Market for the Common Stock for the period commencing January 1, 1996. The prices set forth below do not include retail mark-ups, mark-downs or commissions and represent prices between dealers and are not necessarily actual transactions.

                                                                 HIGH      LOW
                                                                ------    ------
1996
  First Quarter.............................................    $3.500    $2.750
  Second Quarter............................................     3.500     2.750
  Third Quarter.............................................     3.250     2.000
  Fourth Quarter............................................     3.375     2.125
1997
  First Quarter.............................................    $4.625    $2.375
  Second Quarter............................................     5.625     3.250
  Third Quarter.............................................     9.375     4.563
  Fourth Quarter............................................     8.625     4.625
1998
  First Quarter.............................................    $7.375    $4.750
  Second Quarter............................................     6.875     5.125
  Third Quarter (through July 16)...........................     6.938     6.250

     On July 16, 1998, the last reported sales price on the Nasdaq SmallCap Market was $6.375 per share. As of June 30, 1998, there were approximately 109 stockholders of record of Common Stock. This number does not include beneficial owners holding shares through nominee or "street" names. The Company believes that it has more than 2,000 beneficial holders of Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 31, 1998 (i) on an actual basis; (ii) on a pro forma basis to give effect to (a) the sale by the Company of an additional 3,000 shares of Series A Convertible Preferred Stock; (b) the exercise of certain warrants to purchase 529,502 shares of Common Stock at an exercise price of $4.56 per warrant and (c) the acquisitions completed by the Company subsequent to March 31, 1998; and (iii) on such pro forma as adjusted basis to give effect to (a) the sale of the 7,500,000 shares of Common Stock offered hereby by the Company at an assumed public offering price of $8.00 per share (the mid-point of the anticipated price range set forth on the cover page of this Prospectus) and the application of the estimated net proceeds therefrom, see "Use of Proceeds;" (b) the conversion of the Company's Series A Convertible Preferred Stock and of the options to acquire Series B Convertible Preferred Stock into shares of Common Stock and (c) the exercise of warrants by Allied to purchase an aggregate of 312,500 shares of Common Stock. This table should be read in conjunction with the Company's Unaudited Pro Forma As Adjusted Condensed Consolidated Financial Statements and Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.

                                                                           MARCH 31, 1998
                                                              ----------------------------------------
                                                                                            PRO FORMA
                                                              ACTUAL       PRO FORMA       AS ADJUSTED
                                                              -------    --------------    -----------
                                                                 (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term debt, including current portion...................  $60,126       $ 81,396        $ 27,319
Stockholders' equity:
  Preferred Stock, $.01 par value, authorized 1,000,000
     shares;
     Series A Convertible Preferred Stock, authorized 22,500
       shares; issued and outstanding, 19,500 shares, 22,500
       shares and 0 shares, actual, pro forma and pro forma
       as adjusted, respectively, aggregate liquidation
       preference, $19,500, $22,500 and $0, actual, pro
       forma and pro forma as adjusted, respectively........        0              0              --
     Series B Convertible Preferred Stock, authorized 5,000
       shares; issued and outstanding, 0 shares, 0 shares
       and 0 shares, actual, pro forma and pro forma as
       adjusted, respectively...............................       --             --              --
  Common Stock, $.01 par value, authorized 100,000,000
     shares; issued 8,201,431 shares, 8,984,546 shares and
     24,897,046 shares, outstanding 8,017,931 shares,
     8,801,046 shares and 24,713,546 shares, actual, pro
     forma and pro forma as adjusted, respectively(1).......       74             88             247
  Additional paid-in capital................................   38,150         47,234         102,044
  Treasury stock, at cost 183,500 shares....................     (550)          (550)           (550)
  Notes receivable..........................................   (1,156)        (1,156)         (1,156)
  Accumulated deficit.......................................   (3,497)        (3,972)         (3,972)
                                                              -------       --------        --------
     Total stockholders' equity.............................   33,021         41,644          96,613
                                                              -------       --------        --------
Total capitalization........................................  $93,147       $123,040        $123,932
                                                              =======       ========        ========

---------------
(1) Excludes as of June 30, 1998, (i) 3,500,000 shares of Common Stock reserved for issuance under the Company's Stock Option Plan, of which options to purchase 1,789,718 shares of Common Stock have been granted to certain directors, executive officers and other employees at a weighted average exercise price of $4.91 per share, (ii) 580,000 shares of Common Stock issuable upon exercise of options granted in connection with completed acquisitions at a weighted average exercise price of $6.09 per share, (iii) 84,000 shares of Common Stock issuable upon exercise of outstanding warrants at an exercise price of $4.50 per share and (iv) 531,000 shares of Common Stock issuable upon conversion of $4.7 million of convertible debt securities. See "Management" and "Principal and Selling Stockholders."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data with respect to the Company's statement of operations for the fiscal years ended December 31, 1995, 1996 and 1997 and the balance sheet data as of December 31, 1997 are derived from the Consolidated Financial Statements of the Company, which are included elsewhere in this Prospectus, and which have been audited by Freed Maxick Sachs & Murphy, P.C., independent certified public accountants, as of and for the year ended December 31, 1995, and by KPMG Peat Marwick LLP, independent certified public accountants, as of and for the years ended December 31, 1996 and 1997. The selected consolidated financial data as of and for the years ended December 31, 1993 and 1994 are derived from audited consolidated financial statements of the Company, as adjusted on an unaudited basis for an acquisition in November 1997 accounted for as a pooling of interests, not included herein. The following selected historical financial data with respect to the Company's statement of operations for the three month periods ended March 31, 1997 and 1998 and the balance sheet data as of March 31, 1998 are derived from unaudited consolidated financial statements of the Company which have been prepared on the same basis as the audited financial statements, and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Company's financial position and results of operations. The results for the three-month period ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

     The financial information set forth below should be read in conjunction with, and is qualified in its entirety by, the detailed information in the Company's Consolidated Financial Statements and related notes thereto and other financial information included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                               THREE MONTHS
                                                      YEAR ENDED DECEMBER 31,                ENDED MARCH 31,
                                          -----------------------------------------------    ----------------
                                           1993     1994      1995      1996       1997       1997     1998
                                          ------   -------   -------   -------    -------    ------   -------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue.................................  $9,390   $17,536   $26,781   $29,501    $53,178    $9,944   $20,685
Costs and expenses:
  Operating expenses....................   5,223     9,703    15,095    16,662     30,284     5,836    11,399
  General and administrative expenses...   3,681     6,677     8,647    10,585(1)  20,046(2)  3,486     6,401
  Depreciation and amortization.........     284       668     1,051     1,198      2,522       429       994
                                          ------   -------   -------   -------    -------    ------   -------
Total costs and expenses................   9,188    17,048    24,793    28,445     52,852     9,751    18,794
                                          ------   -------   -------   -------    -------    ------   -------
Income from operations..................     202       488     1,988     1,056        326       193     1,891
Other expense, net......................     168       536     1,093     1,216      2,656       370     1,241
                                          ------   -------   -------   -------    -------    ------   -------
Income (loss) before provision for
  income taxes, extraordinary item and
  cumulative effect of change in
  accounting method.....................      34       (48)      895      (160)    (2,330)     (177)      650
Provision for income taxes (benefit)....      44       (87)      574       216        125        (9)       --
                                          ------   -------   -------   -------    -------    ------   -------
Income (loss) before extraordinary item
  and cumulative effect of change in
  accounting method.....................     (10)     (135)      321      (376)    (2,455)     (168)      650
Extraordinary item, net of tax
  benefit...............................     (73)       --        --      (157)        --        --        --
                                          ------   -------   -------   -------    -------    ------   -------
Net income (loss) before cumulative
  effect of change in accounting
  method................................     (83)     (135)      321      (533)    (2,455)     (168)      650
Cumulative effect of change in
  accounting method.....................     160        --        --        --         --        --        --
                                          ------   -------   -------   -------    -------    ------   -------
Net income (loss).......................      77      (135)      321      (533)    (2,455)     (168)      650
Dividends on preferred stock............      --        --        --       (75)      (702)     (113)     (267)
                                          ------   -------   -------   -------    -------    ------   -------
Net income (loss) applicable to common
  stockholders..........................  $   77   $  (135)  $   321   $  (608)   $(3,157)   $ (281)  $   383
                                          ======   =======   =======   =======    =======    ======   =======

                                                                                                 THREE MONTHS
                                                         YEAR ENDED DECEMBER 31,               ENDED MARCH 31,
                                              ----------------------------------------------   ----------------
                                               1993     1994      1995      1996      1997      1997     1998
                                              ------   -------   -------   -------   -------   ------   -------
Net income (loss) per common share:
  Basic:
    Net income (loss) before extraordinary
      item and cumulative effect of change
      in accounting method..................  $ 0.00   $ (0.03)  $  0.06   $ (0.09)  $ (0.56)  $(0.06)  $  0.05
    Extraordinary item......................   (0.02)       --        --     (0.03)       --       --        --
    Cumulative effect of change in
      accounting method.....................    0.05        --        --        --        --       --        --
                                              ------   -------   -------   -------   -------   ------   -------
    Net income (loss).......................  $ 0.03   $ (0.03)  $  0.06   $ (0.12)  $ (0.56)  $(0.06)  $  0.05
                                              ======   =======   =======   =======   =======   ======   =======
    Weighted average shares outstanding.....   3,272     4,549     4,980     4,959     5,630    4,852     7,568
  Diluted:
    Net income (loss) before extraordinary
      item and cumulative effect of change
      in accounting method..................  $ 0.03   $  0.03   $  0.06   $ (0.09)  $ (0.56)  $(0.06)  $  0.04
    Extraordinary item......................   (0.02)       --        --     (0.03)       --       --        --
    Cumulative effect of change in
      accounting method.....................    0.05        --        --        --        --       --        --
                                              ------   -------   -------   -------   -------   ------   -------
    Net income (loss).......................  $ 0.03   $ (0.03)  $  0.06   $ (0.12)  $ (0.56)  $(0.06)  $  0.04
                                              ======   =======   =======   =======   =======   ======   =======
    Weighted average shares outstanding.....   3,272     4,549     5,05l     4,959     5,630    4,852    16,181

                                                                                    AS OF MARCH 31, 1998
                                                                                 --------------------------
                                                           AS OF DECEMBER 31,                  PRO FORMA
                                                                  1997            ACTUAL     AS ADJUSTED(3)
                                                           ------------------    --------    --------------
BALANCE SHEET DATA:
Working capital..........................................       $ 1,672          $  6,392       $  7,718
Total assets.............................................        82,851           103,263        139,392
Total debt...............................................        49,803            60,126         27,319
Stockholders' equity.....................................        23,540            33,021         96,613

---------------
(1) Includes $150,000 expense related to sublease loss.

(2) Includes approximately $1.3 million expense relating to an officer's termination agreement and termination expenses relating to certain marketing activities, as well as approximately $922,000 of costs incurred in connection with an acquisition accounted for under the pooling of interests method of accounting.

(3) Gives effect to (i) the sale by the Company of 3,000 shares of Series A Convertible Preferred Stock; (ii) the exercise of certain warrants to purchase 529,502 shares of Common Stock at an exercise price of $4.56 per warrant; (iii) the acquisitions completed by the Company subsequent to March 31, 1998; (iv) the sale of the 7,500,000 shares of Common Stock offered hereby by the Company at an assumed public offering price of $8.00 per share (the mid-point of the anticipated price range set forth on the cover page of this Prospectus) and the application of the estimated net proceeds therefrom, see "Use of Proceeds;" (v) the conversion of the Company's Series A Convertible Preferred Stock and of the options to acquire Series B Convertible Preferred Stock into shares of Common Stock and (vi) the exercise of warrants by Allied to purchase an aggregate of 312,500 shares of Common Stock.

              SUMMARY PRO FORMA AS ADJUSTED FINANCIAL INFORMATION

     The following unaudited summary pro forma as adjusted statement of operations data for the Company have been adjusted to give effect to (i) the consummation of the 1997 Acquisitions and 1998 Acquisitions; (ii) the sale by the Company of 3,000 shares of Series A Convertible Preferred Stock; (iii) the exercise of certain warrants to purchase 529,502 shares of Common Stock at an exercise price of $4.56 per warrant; (iv) the sale of the 7,500,000 shares of Common Stock offered hereby by the Company at an assumed public offering price of $8.00 per share (the mid-point of the anticipated price range set forth on the cover page of this Prospectus) and the application of the estimated net proceeds therefrom, see "Use of Proceeds;" (v) the conversion of the Company's Series A Convertible Preferred Stock and of the options to acquire Series B Convertible Preferred Stock into shares of Common Stock; (vi) the exercise of warrants by Allied to purchase an aggregate of 312,500 shares of Common Stock and (vii) certain pro forma adjustments to the historical financial statements as described in the notes below. The following unaudited summary pro forma as adjusted condensed consolidated balance sheet of the Company has been adjusted to give effect to (i) acquisitions completed subsequent to March 31, 1998; (ii) the accrual of dividends on the Series A Convertible Preferred Stock and (iii) each of the adjustments set forth above, except for clause (i) above. The Summary Pro Forma As Adjusted Financial Information is not necessarily indicative of the Company's operating results or financial position that might have occurred had the events described above been consummated at the beginning of the period and should not be construed as representative of future operating results or financial position. The Summary Pro Forma As Adjusted Financial Information should be read in conjunction with the Company's Unaudited Pro Forma As Adjusted Condensed Consolidated Financial Statements and Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.

                                                                                     THREE MONTHS
                                                                YEAR ENDED               ENDED
                                                           DECEMBER 31, 1997(1)    MARCH 31, 1998(2)
                                                           --------------------    -----------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue..................................................        $124,444               $30,823
Costs and expenses:
  Operating expenses.....................................          74,659                17,768
  General and administrative(3)(4).......................          36,502                 8,829
  Depreciation and amortization(5).......................           4,770                 1,267
                                                                 --------               -------
Total costs and expenses.................................         115,931                27,864
                                                                 --------               -------
Income from operations...................................           8,513                 2,959
Other expense, net(6)....................................           2,397                   556
                                                                 --------               -------
Income before provision for income taxes.................           6,116                 2,403
Provision for income taxes(7)............................           2,446                   962
                                                                 --------               -------
Net income...............................................        $  3,670               $ 1,441
                                                                 ========               =======
Net income per share (diluted)...........................        $   0.15               $  0.06
                                                                 ========               =======
Weighted average shares outstanding (diluted)............          24,398                25,605

                                                                     AS OF MARCH 31, 1998
                                                                     --------------------
BALANCE SHEET DATA:
Working capital.............................................               $  7,718
Total assets................................................                139,392
Total debt..................................................                 27,319
Stockholders' equity........................................                 96,613

---------------
(1) Gives effect to the 1997 Acquisitions and the 1998 Acquisitions as if they occurred on January 1, 1997.

(2) Gives effect to the 1998 Acquisitions as if they occurred on January 1, 1998.

(3) Includes approximately $1.3 million expense relating to an officer's termination agreement and termination expenses relating to certain marketing activities, as well as approximately $922,000 of costs incurred in connection with an acquisition accounted for under the pooling of interests method of accounting.

(4) Gives effect to pro forma reductions in compensation expense for the difference between the actual compensation paid to certain owners of the acquired companies and the compensation negotiated in conjunction with the 1997 Acquisitions and the 1998 Acquisitions.

(5) Gives effect to pro forma adjustments for the amortization of goodwill which would have been recorded relating to the 1997 Acquisitions and the 1998 Acquisitions. Goodwill is amortized over a period of 40 years.

(6) Gives effect to (i) the net reduction in interest expense which would have resulted from the reduction of indebtedness under the Credit Agreement from the application of the net proceeds of the Offering and (ii) the increase in interest expense resulting from notes issued in connection with the 1997 Acquisitions and the 1998 Acquisitions.

(7) Income taxes have been provided for at an assumed rate of 40%, assuming that the amortization of goodwill is deductible for tax purposes.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is the nation's leading provider of court reporting services to law firms, insurance companies and corporations through Company-owned offices located in 24 markets in 11 states and the District of Columbia. In certain markets, the Company also provides permanent and temporary staffing of financial and legal professionals, legal video services, records retrieval, process service and document depository services. The Company also has contractual relationships with approximately 400 independent court reporting, legal video and process service firms through its DepoNet(R) marketing network, which enables the Company to deliver these services to its clients in every market within the United States and in certain international markets. In 1997 and during the three months ended March 31, 1998, the Company provided court reporting and related services to over 1,000 law firms, insurance companies and corporations, including The Chase Manhattan Bank, Conrail, Fireman's Fund Insurance Company, Ford Motor Company, O'Melveny & Myers, Otis Elevator Company, Reliance Insurance and Skadden, Arps, Slate, Meagher & Flom LLP. The Company intends to leverage its client relationships and nationwide delivery system to expand into a broad range of legal support services.

  History

     The Company's predecessor was founded in 1988 to create a national court reporting company by consolidating the highly fragmented court reporting industry. In October 1996, GTCR, a private equity fund with a focus on investing in and consolidating highly fragmented business services industries, became a principal stockholder of the Company and has invested approximately $21.9 million to date. The Company subsequently recruited a senior management team with significant experience increasing profitability and managing and implementing aggressive acquisition programs in consolidating service industries. Since February 1997, the new management team has accelerated the Company's acquisition program and has acquired 34 court reporting companies and one provider of permanent and temporary staffing of financial and legal professionals with aggregate estimated revenues (based on the twelve month revenues preceding each acquisition) of approximately $90.6 million. The Company's acquisition program emphasizes expanding into new geographic markets through platform acquisitions, building market share in existing markets through smaller "tuck-in" acquisitions and focusing on strong, locally managed companies with a well-recognized market presence. Management has further developed an integration strategy to (i) streamline operations to increase the profitability of acquired operations, (ii) increase internal growth and (iii) expand the range of legal support services available to its clients.

  Acquisitions

     Since 1993, the Company has pursued an aggressive acquisition strategy, having acquired 42 court reporting companies and one permanent and temporary staffing company. Of these acquisitions, three were acquired in 1996 (collectively referred to as the "1996 Acquisitions"), 17 were acquired in 1997 and 20 were acquired in 1998. These acquisitions have been for a total purchase price of $74.1 million in cash, 5,158,285 shares of Common Stock of the Company and $16.8 million of debt securities of the Company, plus, in certain instances, stock options and contingent payments based on future performance. All but one of these acquisitions have been accounted for using the purchase method, and a substantial portion of each acquisition's purchase price represents goodwill. As of March 31, 1998, approximately $79.0 million, or 76.5% of the Company's total assets, were intangible assets consisting primarily of goodwill. The Company will incur non-cash charges as a result of the amortization of such assets over their lives. For all acquisitions completed before January 1, 1997, the Company amortizes goodwill using the straight-line method over 25 years, but for all acquisitions completed after January 1, 1997, goodwill is amortized using the straight-line method over 40 years.

  Description of Operations

     Revenue from court reporting services are primarily derived from services provided for recording sworn testimony at depositions and typically are based on the number of pages transcribed, with a significant portion of revenues being derived from the production of additional certified copies. Substantially all of the Company's court reporting services are performed by independent contractors. Under arrangements with independent court reporters, the Company retains a portion, averaging 50%, of the total court reporting fee and the independent court reporter receives the balance. The different types of court reporting services provided by the Company yield varying profit margins, with accelerated delivery transcripts, transcript copies and compressed transcripts providing higher margins. In addition, profit margins vary among the different geographic markets in which the Company operates. The Company also derives revenues from its DepoNet(R) network, which consists, in part, of over 400 affiliated firms in locations not directly served by the Company. Under contractual arrangements with DepoNet(R) members, the Company refers court reporting and certain other assignments to network participants for which it receives an annual fee.

     The Company recruits and places legal professionals on a temporary or contract basis. The Company charges its clients an hourly fee for the number of hours worked by attorneys and paralegals placed with clients on a temporary or contract basis. Recruiters are paid commissions based upon revenues from hourly fee income less the direct cost of the attorneys or paralegals placed. The Company's permanent placement recruiters are compensated on a commission basis. Fees for successful placement of professionals typically are based upon a percentage, approximately 25% to 30% of such professional's total compensation earned during the year following the placement, of which 40% to 50% is customarily paid to the individual permanent placement recruiter. This fee is subject to a partial refund if the new employment arrangement is terminated prior to the expiration of a negotiated period, usually three months.

RESULTS OF OPERATIONS

     The following table sets forth, as a percentage of revenue, certain items in the Company's consolidated statement of income for the indicated periods:

                                                                             THREE MONTHS
                                                                                ENDED
                                                  YEAR ENDED DECEMBER 31,     MARCH 31,
                                                  -----------------------    ------------
                                                  1995     1996     1997     1997    1998
                                                  -----    -----    -----    ----    ----
Revenue.........................................   100%     100%     100%     100%    100%
Operating expenses..............................  56.4     56.5     57.0     58.7    55.1
General and administrative expenses.............  32.3     35.9(1)  37.7(2)  35.1    31.0
Depreciation and amortization...................   3.9      4.1      4.7      4.3     4.8
Income from operations..........................   7.4      3.6      0.6      1.9     9.1
Other expense, net..............................   4.1      4.1      5.0      3.7     6.0
Provision for income taxes (benefit)............   2.1      0.7      0.2     (0.1)    0.0

---------------
(1) Includes $150,000 expense related to sublease loss.

(2) Includes approximately $1.3 million expense relating to an officer's termination agreement and termination expenses relating to certain marketing activities, as well as approximately $922,000 of costs incurred in connection with an acquisition accounted for under the pooling of interests method of accounting.

THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1997

     Revenue. Revenue increased by approximately $10.7 million, or 108.0%, to $20.7 million for the three months ended March 31, 1998 from $10.0 million for the three months ended March 31, 1997. This increase in revenue was due primarily to the effect of acquisitions completed after March 31, 1997.

     Operating Expenses. Operating expenses increased by approximately $5.6 million, or 95.3%, to $11.4 million for the three months ended March 31, 1998 from $5.8 million for the three months ended March 31, 1997. Operating expenses as a percentage of revenue decreased to 55.1% for the three months ended

March 31, 1998 from 58.7% for the three months ended March 31, 1997. This decrease was due primarily to the standardization of the Company's pricing and direct court reporting costs and a greater share of revenue generated in geographic areas with higher profit margins for the three months ended March 31, 1998.

     General and Administrative Expenses. General and administrative expenses increased by approximately $2.9 million, or 83.6%, to $6.4 million for the three months ended March 31, 1998 from $3.5 million for the three months ended March 31, 1997. This increase was largely due to expenses related to the acquisitions completed in 1997 and the three months ended March 31, 1998 consisting of payroll and occupancy expenses, as well as increased sales compensation, marketing and promotional expenses and administrative support expenses due to increased revenue levels. General and administrative expenses as a percentage of revenue decreased to 31.0% for the three months ended March 31, 1998 from 35.1% for the three months ended March 31, 1997. This decrease was due to the large number of tuck-in acquisitions completed in 1997 and in the three months ended March 31, 1998 (which allowed the Company to operate the acquired businesses through its existing infrastructure), resulting in a lower impact of corporate overhead as a percentage of revenue.

     Depreciation and Amortization. Depreciation and amortization increased by approximately $565,000, or 131.7%, to $994,000 for the three months ended March 31, 1998 from $429,000 for the three months ended March 31, 1997. This increase was due primarily to additional amortization resulting from the acquisitions completed in 1997 and in the three months ended March 31, 1998. A significant component of the amortization expense relates to goodwill, which is the cost in excess of fair market value of net tangible assets of acquired businesses.

     Income from Operations. Income from operations increased by approximately $1.7 million to $1.9 million for the three months ended March 31, 1998 from $193,000 for the three months ended March 31, 1997. Income from operations as a percentage of revenues increased to 9.1% for the three months ended March 31, 1998 from 1.9% for the three months ended March 31, 1997.

     Other Expense, Net. Other expense, net, consisting primarily of interest expense, increased by approximately $871,000, to $1.2 million for the three months ended March 31, 1998 from $370,000 for the three months ended March 31, 1997 due to the incurrence of additional debt to finance acquisitions and to fund working capital.

     Provision for Income Taxes (Benefit). The Company offset its current income tax expense by utilizing its deferred tax asset for the three months ended March 31, 1998 and recorded a $9,000 tax benefit for the three months ended March 31, 1997. The Company currently expects to utilize a majority of its deferred tax asset during 1998. Consequently, income tax expense, if any, in future periods may not be offset by the deferred tax asset, thereby resulting in a higher effective income tax rate.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE YEAR ENDED DECEMBER 31, 1996

     Revenue. Revenue increased approximately $23.7 million, or 80.3%, to $53.2 million in 1997 from $29.5 million in 1996. Substantially all of the increase in revenue was due to the 1997 Acquisitions as well as a full year of operating results from the 1996 Acquisitions.

     Operating Expenses. Operating expenses increased by $13.6 million, or 81.8%, to $30.3 million in 1997 from $16.7 million in 1996. Operating expenses as a percentage of revenue increased to 57.0% in 1997 from 56.5% in 1996. This increase was due primarily to the increase in revenue of acquired companies during the year which generally experienced higher operating expenses, offset, in part, by the benefit of the ongoing standardization and integration of these acquired companies.

     General and Administrative Expenses. General and administrative expenses increased by approximately $9.4 million to $20.0 million in 1997 from $10.6 million in 1996. General and administrative expenses in 1997 included approximately $1.3 million relating to an officer's termination agreement and termination expenses relating to certain marketing activities, as well as approximately $922,000 of costs incurred in connection with an acquisition accounted for under the pooling of interests method of accounting. General and administrative expenses in 1996 included a $150,000 expense relating to a sublease loss. Excluding these items, general and administrative expenses increased by approximately $7.4 million, or 70.8%, to $17.8 million in 1997 from $10.4 million in 1996. Excluding the foregoing items, general and administrative expenses, as a percentage of revenue, decreased to 33.5% in 1997 from 35.4% in 1996. This decrease was due to the large number of tuck-in acquisitions completed in 1996 and 1997, resulting in a lower impact of corporate overhead as a percentage of revenue.

     Depreciation and Amortization. Depreciation and amortization increased by approximately $1.3 million, or 110.5%, to $2.5 million in 1997 from $1.2 million in 1996. This increase was primarily due to additional amortization expense arising from the 1996 Acquisitions and 1997 Acquisitions. A significant component of the amortization expense relates to goodwill, which is the cost in excess of fair market value of the net tangible assets of acquired businesses.

     Income from Operations. Income from operations decreased by approximately $730,000 to $326,000 in 1997 from $1.1 million in 1996. Excluding the approximately $1.3 million relating to an officer's termination agreement and termination expenses relating to certain marketing activities and $922,000 of costs incurred in connection with an acquisition accounted for using the pooling of interests method of accounting in 1997, as well as a $150,000 expense relating to a sublease loss in 1996, income from operations increased by approximately $1.3 million, or 111.3%, to $2.5 million in 1997 from $1.2 million in 1996. Excluding these items, income from operations as a percentage of revenue increased to 4.8% in 1997 from 4.1% in 1996.

     Other Expense, Net. Other expense, net, consisting primarily of interest expense, increased by approximately $1.4 million to $2.7 million in 1997 from $1.2 million in 1996 due to the incurrence of additional debt to finance acquisitions and fund working capital.

     Provision for Income Taxes (Benefit). Provision for income taxes for 1997 was $125,000 compared to $216,000 in 1996. For 1997, the Company offset the majority of its current income tax expense by utilizing its deferred tax asset.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO THE YEAR ENDED DECEMBER 31, 1995

     Revenue. Revenue increased approximately $2.7 million, or 10.2%, to $29.5 million in 1996 from $26.8 million in 1995. Approximately half of this increase in revenue was due to the effect of the 1996 Acquisitions with the remainder from internal growth.

     Operating Expenses. Operating expenses increased by approximately $1.6 million, or 10.4%, to $16.7 million in 1996 from $15.1 million in 1995. Operating expenses as a percentage of revenue remained relatively unchanged in 1996 compared to 1995.

     General and Administrative Expenses. General and administrative expenses increased by approximately $1.9 million to $10.6 million in 1996 from $8.7 million in 1995. General and administrative expenses in 1996 included a $150,000 expense relating to a sublease loss. Excluding this item, general and administrative expenses increased by approximately $1.7 million, or 20.7%, to $10.4 million in 1996 from $8.7 million in 1995. Excluding this item, as a percentage of revenue, general and administrative expenses increased to 35.4% in 1996 from 32.3% in 1995. This increase as a percentage of revenue was due to the 1996 Acquisitions and increased sales and marketing expenses, including payroll, advertising and promotional expenses.

     Depreciation and Amortization. Depreciation and amortization increased by approximately $147,000 to $1.2 million in 1996 from $1.1 million in 1995. This increase was primarily due to additional amortization charges arising from the 1996 Acquisitions and, to a lesser extent, additional depreciation arising from the capital expenditures for the Company's new office space for its New York operations. A significant component of the amortization expense relates to goodwill, which is the cost in excess of the net tangible assets of acquired businesses.

     Income from Operations. Income from operations decreased by $932,000 to $1.1 million in 1996 from $2.0 million in 1995. Excluding the $150,000 sublease loss in 1996, income from operations decreased by $782,000 to $1.2 million from $2.0 million in 1995. Excluding this item, income from operations as a percentage of revenue decreased to 4.1% in 1996 from 7.4% in 1995.

     Other Expense, Net. Other expense, net, consisting primarily of interest expense, increased by approximately $123,000, or 11.3%, to $1.2 million in 1996 from $1.1 million in 1995 due to the incurrence of additional debt to finance acquisitions and fund working capital.

     Provision for Income Taxes (Benefit). Provision for income taxes in 1996 was $216,000 compared to $574,000 in 1995 as a result of lower net income in 1996 compared to 1995.

QUARTERLY RESULTS OF OPERATIONS

     The unaudited quarterly results of operations of the Company are presented below for informational purposes only. The Company's quarterly results of operations may also be subject to fluctuations as a result of the timing of acquisitions, new office openings and the absence or presence of significant non-recurring litigation matters. Large complex litigation could result in large amounts of revenue being recognized over a relatively short period of time. The Company's revenues are lower in the third quarter when many attorneys are on vacation and the pace of litigation is slower. The impact on sales due to acquisitions and internal growth have historically made it difficult to identify in the Company's reported financial results the impact of seasonal variations. The results in any particular quarter are not necessarily indicative of future results or of the results which may be expected for the full year. The unaudited quarterly results of operations should be read in conjunction with the Company's Consolidated Financial Statements and the related notes thereto included elsewhere in this Prospectus.

                                                                     QUARTER ENDED
                            -----------------------------------------------------------------------------------------------
                                              1996                                        1997                       1998
                            ----------------------------------------    ----------------------------------------    -------
                            MAR 31,    JUN 30,    SEP 30,    DEC 31,    MAR 31,    JUN 30,    SEP 30,    DEC 31,    MAR 31,
                            -------    -------    -------    -------    -------    -------    -------    -------    -------
                                                                    (IN THOUSANDS)
Revenue...................  $6,759     $7,446     $6,875     $8,421     $9,945     $11,393    $13,618    $18,222    $20,685
Income (loss) from
  operations..............     425        448(1)     161         22        246        (577)(2)     623        34(3)   1,891

                                                                     QUARTER ENDED
                            -----------------------------------------------------------------------------------------------
                                              1996                                        1997                       1998
                            ----------------------------------------    ----------------------------------------    -------
                            MAR 31,    JUN 30,    SEP 30,    DEC 31,    MAR 31,    JUN 30,    SEP 30,    DEC 31,    MAR 31,
                            -------    -------    -------    -------    -------    -------    -------    -------    -------
Revenue...................   100.0%     100.0%     100.0%     100.0%     100.0%      100.0%     100.0%     100.0%     100.0%
Income (loss) from
  operations..............     6.3        6.0(1)     2.3        0.3        2.5        (5.1)(2)     4.6       0.2(3)     9.1

---------------
(1) Includes $150,000 expense, or 2.0% of revenue, relating to a sublease loss.

(2) Includes $1.3 million expense, or 11.4% of revenue, relating to an officer's termination agreement and termination expenses relating to certain marketing activities.

(3) Includes $922,000 expense, or 5.1% of revenue, incurred in connection with an acquisition accounted for under the pooling of interests accounting method.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's liquidity and capital resources have been significantly affected by acquisitions and, given the Company's acquisition strategy, may be significantly affected for the foreseeable future. The Company's primary source of cash in the past two years has been from bank borrowings and equity investments by GTCR which has been used primarily for acquisitions, repayment of debt, capital expenditures and working capital.

  Operating Activities

     Net cash used in operating activities totaled $335,000 for the three months ended March 31, 1998 compared to $925,000 for the three months ended March 31, 1997, representing a decrease of $590,000. The decrease in usage of operating cash flow in 1998 was due primarily to increased operating income for the three months ended March 31, 1998.

     Net cash used in operating activities totaled $416,000 for the year ended December 31, 1997 compared to $175,000 in 1996. The increase in usage of operating cash flow in 1997 was due primarily to decreased operating income in 1997 and an increase in customer deposits partially offset by an increase in accounts receivable.

  Investing Activities

     Net cash used in investing activities totaled $5.2 million, $36.2 million and $14.1 million for the years ended December 31, 1996 and 1997 and the three months ended March 31, 1998, respectively, and primarily has been used to fund payments for the net assets of acquired businesses and investments in capital equipment. Net cash used to acquire businesses was $4.0 million, $34.9 million and $13.8 million for the years ended December 31, 1996 and 1997 and the three months ended March 31, 1998, respectively. Cash used to invest in capital equipment totaled $952,000, $737,000 and $203,000 in 1996 and 1997 and the three months ended March 31, 1998, respectively. The Company continues to invest in capital equipment, principally to upgrade facilities, computer systems and photocopy equipment. At March 31, 1998, the Company had no commitments to purchase equipment; however, the Company expects to make additional capital expenditures of between $700,000 and $800,000 in 1998, none of which is pursuant to a firm commitment.

  Financing Activities

     Net cash provided by financing activities for 1996 and 1997 and the three months ended March 31, 1998 was $5.4 million, $36.6 million and $14.8 million, respectively, and consisted primarily of proceeds from Credit Agreement borrowings and the issuance of Series A Convertible Preferred Stock used to fund payments for acquired businesses and for working capital.

     The Company currently has a three-year Credit Agreement with financial institutions which, as amended, provides for borrowings up to $70.0 million based on operating cash flow as defined therein and expires in December 1999. Borrowings under the Credit Agreement bear interest at either the prime rate or LIBOR, at the Company's election, plus the applicable margin rate. The applicable margin varies on the basis of operating cash flow and the overall leverage ratio as defined in the Credit Agreement. The effective interest rate at March 31, 1998 was 9.1%. The Credit Agreement, which is secured by substantially all the assets of the Company, restricts future indebtedness, investments, distributions, acquisitions or sale of assets and capital expenditures and also requires maintenance of certain financial ratios and covenants. The aggregate borrowings under the Credit Agreement at March 31, 1998 were $49.2 million. At June 30, 1998, the effective interest rate was 9.1% and aggregate borrowings under the Credit Agreement were $64.9 million. During the third quarter of 1998, the Company expects to reach the limit of available borrowings under its current Credit Agreement.

  Future Capital Needs

     The Company believes that available borrowings under its Credit Agreement after repayment with the net proceeds from the Offering and, to a lesser extent, cash from operations, will be sufficient to fund its operations, planned capital expenditures, payment of certain cash earn-outs, if any, under certain acquisition agreements, repayment of indebtedness to certain former owners of acquired businesses and potential acquisitions for the next 18 months. The Company intends to use part of the net proceeds of the Offering to reduce substantially the amount of current borrowings under the Credit Agreement. In connection with future acquisitions, the Company anticipates incurring substantial amounts of new indebtedness which will also be collateralized by substantially all of the Company's assets. In that regard, the Company expects to renegotiate the Credit Agreement, or to enter into a new credit agreement after the Offering, to increase the line of credit available to the Company. However, there can be no assurance in this regard, nor any assurance that the terms available for any future debt or equity financing, if required, would be favorable to the Company.

INFLATION

     Certain of the Company's expenses, such as wages and benefits, occupancy costs and equipment repair and replacement, are subject to normal inflationary effects. Supplies, such as paper and related products, can be subject to significant price fluctuations. Although the Company to date has been able to substantially offset any such cost increases through increased operating efficiencies, there can be no assurance that the Company will be able to offset any future cost increases through similar efficiencies or increased charges for its products and services.

NEW ACCOUNTING STANDARDS

     In June 1997, Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), was issued and is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for segment reporting in financial statements. The Company is in the process of implementing SFAS No. 131 and currently anticipates that its segments will be geographically based.

     In February 1998, Statement of Financial Standards No. 132, "Employers' Disclosures about Pensions and Other Retirement Benefits" ("SFAS No. 132"), was issued and is effective for fiscal years beginning after December 15, 1997. This statement standardizes disclosure requirements for pensions and other post retirement benefits. It does not change the measurement or recognition provisions for those benefit plans.

     The Company anticipates that the adoption of SFAS Nos. 131 and 132 will not have a material effect on the financial position, results of operations or liquidity of the Company.

                                    BUSINESS

GENERAL

     The Company is the nation's leading provider of court reporting services to law firms, insurance companies and corporations through Company-owned offices located in 24 markets in 11 states and the District of Columbia. In certain markets, the Company also provides permanent and temporary staffing of financial and legal professionals, legal video services, records retrieval, process service and document depository services. The Company also has contractual relationships with approximately 400 independent court reporting, legal video and process service firms through its DepoNet(R) marketing network, which enables the Company to deliver these services to its clients in every market within the United States and in certain international markets. In 1997 and during the three months ended March 31, 1998, the Company provided court reporting and related services to over 1,000 law firms, insurance companies and corporations, including The Chase Manhattan Bank, Conrail, Fireman's Fund Insurance Company, Ford Motor Company, O'Melveny & Myers, Otis Elevator Company, Reliance Insurance and Skadden, Arps, Slate, Meagher & Flom LLP. The Company intends to leverage its client relationships and nationwide delivery system to expand into a broad range of legal support services.

     The Company's predecessor was founded in 1988 to create a national court reporting company by consolidating the highly fragmented court reporting industry. In October 1996, GTCR, a private equity fund with a focus on investing in and consolidating highly fragmented business services industries, became a principal stockholder of the Company and has invested approximately $21.9 million to date. The Company subsequently recruited a senior management team with significant experience increasing profitability and managing and implementing aggressive acquisition programs in consolidating service industries. Since February 1997, the new management team has accelerated the Company's acquisition program and has acquired 34 court reporting companies and one provider of permanent and temporary staffing of financial and legal professionals with aggregate estimated revenues (based on the twelve month revenues preceding each acquisition) of approximately $90.6 million. The Company's acquisition program emphasizes expanding into new geographic markets through platform acquisitions, building market share in existing markets through smaller "tuck-in" acquisitions and focusing on strong, locally managed companies with a well-recognized market presence. Management has further developed an integration strategy to (i) streamline operations to increase the profitability of acquired operations, (ii) increase internal growth and (iii) expand the range of legal support services available to its clients.

     The Company has achieved revenue growth through the successful implementation of its acquisition strategy and has increased the profitability of existing and acquired operations by implementing standardized operating procedures and financial controls, consolidating operations and standardizing pricing and compensation structures in each local market. The Company's pro forma revenues and EBITDA, excluding unusual items, were $124.4 million and $15.5 million, respectively, in 1997 and $30.8 million and $4.2 million, respectively, for the three months ended March 31, 1998.

INDUSTRY

     The legal support services industry is comprised of a broad range of services that assist legal professionals in all aspects of their practice. Based on available industry data, the Company believes that the market for court reporting and temporary and permanent legal staffing services exceeds $5 billion and is highly fragmented with more than 1,000 independent court reporting and over 400 legal staffing firms. Despite tort reform and the growing popularity of alternative dispute resolution methods, a study completed in 1997 by the National Center for State Courts indicated that the number of lawsuits filed through state district courts nationwide increased by 25% between 1984 and 1996. The Company believes that the legal support services market is growing due to several trends, including an increase in: (i) efforts by law firms and corporations, especially insurance companies, to reduce legal expenses; (ii) the outsourcing of legal support services to companies that specialize in providing such services; (iii) the use of lawyers on a temporary basis by law firms and corporations; (iv) the volume and complexity of litigation; and (v) the national scope of litigation, particularly in class action and product liability lawsuits.

     Legal support services, such as court reporting, records retrieval and temporary and permanent legal staffing, traditionally have been marketed to law firms. Increasingly, insurance companies and corporations, who ultimately pay the cost of legal support services used by their counsel, are seeking to control and reduce the costs associated with lawsuits, centralize their purchasing decisions and ensure consistent service quality. As a result, these companies are more frequently selecting the providers of legal support services themselves, rather than delegating that decision to the law firms engaged to represent them.

     The highly fragmented legal support services industry consists primarily of local and regional firms that typically provide a single or limited number of services. Legal support businesses often lack a broad range of services, regional or national coverage, access to capital or effective marketing programs and, therefore, are unable to meet the needs of large, geographically dispersed clients. In addition, as there are limited opportunities for owners of local legal support service firms to obtain liquidity or to sell their businesses, the Company believes that many such owners will be receptive to consolidation.

OPERATING STRATEGY

     The Company seeks to become the nationally recognized leader in providing a broad range of legal support services. The Company believes that the implementation of its operating strategy has contributed to increases in EBITDA margins, which increased to 13.9% for the three months ended March 31, 1998 from 6.3% for the same period in 1997. The key elements of the Company's operating strategy are:

     - FOCUS ON LEGAL SUPPORT SERVICES. The Company's core business has been to provide court reporting and related services to the legal profession. Law firms, insurance companies and corporations are increasingly seeking to control costs and ensure quality. Consequently, the Company believes these firms increasingly seek to do business with companies that offer a range of legal support services on a regional or national basis. The Company intends to offer a broad range of legal support services to its current and prospective clients, which requires distinct operational knowledge to screen and recruit personnel with functional or industry expertise, match resources to client needs and manage, service and expand ongoing client relationships. Recent acquisitions have given the Company additional capabilities in permanent and temporary placement of financial and legal professionals, records retrieval, process service and document depository services. The Company constantly evaluates other legal support services to offer to its clients. The Company believes its leadership in court reporting, combined with management's operating expertise, provides it with an advantage over competitors who either do not focus exclusively on providing legal support services or do not have the resources or expertise to offer a broad range of services.

     - MAINTAIN STRONG LOCAL PRESENCE AND ENTREPRENEURIAL ENVIRONMENT. The Company's management promotes a culture that rewards quality, client service and performance. To capitalize on existing client relationships of acquired companies and be responsive to local business practices and market conditions, the Company intends to continue to manage its business on a local basis. General managers are given considerable latitude in running their day-to-day operations in such areas as hiring, pricing and sales and are accountable for the profitability of their operations. The Company has instituted profit-based incentive and stock option programs to motivate key employees. The Company believes that allowing local management to retain appropriate autonomy and aligning their long-term interests with those of the Company provide greater opportunity for profitable internal growth and increase the Company's attractiveness to prospective sellers. The Company believes its operating structure enables it to react more effectively to business opportunities in dynamic local markets as well as to utilize managers of acquired companies as an important resource for identifying additional acquisition candidates and implementing its acquisition strategy.

     - CENTRALIZE FUNCTIONAL MANAGEMENT. The Company's experienced corporate management team provides support and strategic direction to assist general managers in executing their local business and growth plans. The Company's corporate management has developed financial and administrative procedures to help integrate and manage the Company's local operations. These systems and controls include the preparation of annual business plans and budgets and the submission of detailed daily, weekly and monthly financial reports, which are reviewed with general managers. Corporate management also oversees marketing, human resources and information technology to increase operating efficiencies, maintain control and ensure consistent management of these functional areas. The Company's corporate management also conducts weekly operations committee meetings to review performance, identify areas for improvement and develop strategies to increase profitability.

     - ATTRACT AND RETAIN HIGH-QUALITY PROFESSIONALS. The Company seeks to attract, retain and develop strong local general managers through its management development and training programs. In addition, the Company places great emphasis on developing relationships with skilled court reporters and recruiting permanent and temporary financial and legal professionals. Operating employees screen each financial and legal staffing candidate to assess qualifications and match the candidate with specific client requirements. The Company further participates in several legal trade associations and has developed an active recruitment program.

     - EMPHASIZE VALUE-ADDED SERVICES. The Company's marketing and operational staff seeks to establish and maintain long-term client relationships by developing knowledge of each client's business, responding promptly to client needs and measuring individual job performance and overall client satisfaction through a structured quality assurance program. The Company offers additional value-added services including video depositions, video editing, remote electronic access to client deposition databases, electronic delivery of depositions, client activity and cost savings reports and consolidated billing. The Company targets clients who consider quality of service, such as timeliness, accuracy and customized solutions, to be as important as pricing of services.

INTERNAL GROWTH STRATEGY

     The Company's internal growth strategy will focus on the following key elements:

     - OFFER A BROAD RANGE OF SERVICES. The Company believes that national and regional clients are increasingly contracting with service providers, such as the Company, that are capable of delivering a broad range of legal support services. Many of the businesses acquired by the Company to date have specialized in providing a narrow range of legal support services. The Company seeks to capitalize on the trend towards consolidation of service providers and is implementing a plan to introduce permanent and temporary placement of legal professionals, records retrieval, process service and document depository services into each of the Company's existing operations within the next 18 months. The Company will introduce a range of services in new markets in which the Company makes platform acquisitions in an effort to meet client demands.

     - DEVELOP NEW AND LEVERAGE EXISTING CLIENT RELATIONSHIPS. The Company intends to establish new client relationships through expansion of its sales force. The Company's business development process focuses on regular contact with decision makers responsible for procuring legal support services. These client contacts work within numerous functional areas and at many different levels of the client's organization. The Company's sales personnel are trained to develop a thorough understanding of each client's total legal support services needs and are motivated to identify opportunities to sell additional services to existing clients. The Company believes that cross-selling opportunities exist as a result of the interrelationships among its service offerings, thereby enabling the Company to leverage new and existing relationships.

     - LEVERAGE THE ESQUIRE BRAND TO DEVELOP A NATIONAL ACCOUNTS PROGRAM. The Company is engaged in an initiative to transition the brand names of the local and regional companies it has acquired to the Esquire brand name. The Company believes that it is developing significant brand equity through its leadership position in court reporting services and intends to further leverage the Esquire brand to develop a national accounts program. Large national law firms, insurance providers and corporations are increasingly seeking to centralize their purchasing decisions to control litigation costs and ensure quality. The Company believes that a national accounts program will allow it greater access to senior decision-makers, which management believes will enable the Company to increase market share and achieve marketing efficiencies and greater operating leverage. To date, the Company has established several national and regional relationships with corporate law departments and large law firms. The Company has also entered into a marketing alliance with the American Corporate Counsel Association ("ACCA") to serve as ACCA's preferred provider of court reporting services for corporate law departments.

     - OPEN NEW LOCATIONS. The Company continually evaluates potential expansion into new geographic markets. To facilitate entry into new markets, the Company transfers or recruits experienced personnel to manage new locations as they are opened. The Company opened an office in 1997 in the San Francisco market and intends to open offices in four new markets over the next 18 months.

     - LEVERAGE DEPONET(R) REFERRAL NETWORK. The Company provides referrals for court reporting, process service and legal video services through its DepoNet(R) subsidiary, a referral network with contractual relationships with approximately 400 independent court reporting, legal videography and process service firms. DepoNet(R) targets legal professionals who require services outside of their normal work locations, but do not have the ability to easily identify and contact directly quality out-of-town providers. Using sophisticated call-forwarding telecommunications technology, DepoNet(R) is a marketing delivery system that enables the Company to provide services in every zip code in the United States and in certain international markets through either Company-owned operations or through members of the DepoNet(R) system (who pay an annual license fee to the Company). The Company leverages the DepoNet(R) system, which receives in excess of 75,000 calls annually, to retain approximately 20% of these calls within Company-owned operations. The Company expects the retention rate to increase as it opens or acquires additional locations in new markets and also plans to offer other legal support services that it may make available through the DepoNet(R) system.

ACQUISITION STRATEGY

     The Company's corporate management has extensive experience in acquiring and integrating service businesses in consolidating industries. The Company has an acquisition committee, consisting of representatives from senior management, that meets weekly to review and evaluate current lists of potential acquisition candidates. Since the formation of the new management team, the Company has acquired 34 court reporting companies and one provider of permanent and temporary staffing of financial and legal professionals with aggregate estimated revenues (based on the twelve month revenues preceding each acquisition) of approximately $90.6 million. The Company believes its national presence, strategies, reputation and locally focused, entrepreneurial management structure facilitates its effort to acquire companies. In targeting acquisitions, the Company focuses on businesses with a history of profitable operations, a strong management team, a strong local market position, services that complement the Company's operations and compatible corporate philosophies and culture. The Company's acquisition growth strategy consists of the following key elements:

     - ENTER NEW MARKETS THROUGH PLATFORM ACQUISITIONS. The Company presently operates in 24 markets and intends to expand into additional major metropolitan markets. The Company will continue to target acquisitions in new markets where the Company seeks to establish operations, particularly in markets with substantial legal activity.

     - ACQUIRE SMALLER TUCK-IN BUSINESSES IN EXISTING MARKETS. The Company targets businesses in existing markets to increase market share and leverage the Company's fixed cost structure in each existing market.

     - EXPAND SERVICE OFFERINGS. The Company intends to pursue acquisitions of firms that will expand its service offerings. In May 1998, the Company acquired a provider of permanent and temporary staffing of financial and legal professionals to establish the Company's management and service capabilities and serve as a platform to expand these new services throughout the Company-owned operations.

     The following table summarizes the Company's acquisition activity since the formation of the new management team in February 1997. All acquisitions were of court reporting firms, except as otherwise indicated.

                                          DATE OF
          ACQUIRED COMPANY              ACQUISITION     REVENUE(1)           MARKETS SERVED
-------------------------------------  -------------  --------------   ---------------------------
                                                      (IN THOUSANDS)
Wolfe, Rosenberg & Associates........  May 1997          $ 5,012       Chicago
Krauss, Katz & Ackerman..............  June 1997         $ 6,915       Philadelphia
American Network Services
  (DepoNet)..........................  June 1997         $ 2,961       Nationwide Referral Network
Hyatt Court Reporting................  August 1997       $ 1,435       Denver
Kim Tindall & Associates.............  October 1997      $ 2,948       San Antonio
Associates/Certified Reporting.......  October 1997      $ 1,780       Fort Lauderdale
County Reporting.....................  October 1997      $   368       Fort Lauderdale
Justice Reporting....................  October 1997      $   766       Fort Lauderdale
Lauderdale Reporting.................  October 1997      $ 2,278       Fort Lauderdale
Merit Reporting......................  October 1997      $ 1,872       Fort Lauderdale
Haynes & Harpster Court Reporters....  October 1997      $   738       Southern California
Cynthia Varelli......................  October 1997      $ 1,585       Chicago
Jurist-Begley Reporting Services.....  November 1997     $ 5,052       Philadelphia
Henry Jacobs & Associates............  December 1997     $ 1,151       New York City
Certified Reporting Company..........  December 1997     $ 2,163       New York City
A&A Court Reporters..................  January 1998      $ 2,427       Houston
Brody & Geiser.......................  January 1998      $ 1,910       Northern New Jersey
Kerns & Gradillas....................  January 1998      $ 6,093       Southern California
Jewelinski Court Reporters...........  February 1998     $   933       Southern California
Friedli, Wolff & Pastore.............  February 1998     $ 1,920       District of Columbia
VerbaVolant..........................  March 1998        $   504       New York City
McGuire's Reporting Service..........  March 1998        $   754       Chicago
Morrissy & Others....................  March 1998        $   466       Chicago
Pollock & Upshaw.....................  April 1998        $   415       San Antonio
Atlantic Court Reporting.............  April 1998        $   800       Fort Lauderdale
Bright & Associates..................  May 1998          $ 1,460       Austin
Riggleman, Turk & Nelson.............  May 1998          $ 1,065       Baltimore
A-L Associates(2)/A-L Attorneys on
  Assignment(3)......................  May 1998          $11,701       New York City
Rubin Reporting......................  May 1998          $ 1,125       Chicago
Summit Reporting(4)..................  June 1998         $ 2,039       Houston
Hamilton-Legato Deposition Centers...  June 1998         $ 8,063       Michigan
Cooksey-Regal Deposition Reporters...  July 1998         $   753       Sacramento
Messenger and Associates.............  July 1998         $   659       Dallas
Mudrick Witt Professional
  Reporting..........................  July 1998         $ 8,184       South Florida
Sandra S. Phillips and Associates....  July 1998         $ 2,280       Sacramento

---------------
(1) Estimated trailing twelve months revenue at time of acquisition.
(2) Permanent staffing services.
(3) Temporary legal staffing services.
(4) Includes document retrieval business.

LEGAL SUPPORT SERVICES OFFERED BY THE COMPANY

     The Company provides court reporting, process service, permanent and temporary placement of financial and legal personnel and document depository services as described below.

     COURT REPORTING. Court reporting is the verbatim transcription of the spoken word into the written word, generally from sworn legal testimony. The industry is divided into two distinct sectors: (i) the recording of proceedings in court, or "official" court reporting and (ii) all other private sector court reporting. Official court reporting is performed by civil servant court reporters employed by local, state or federal courts. All other private sector court reporting is performed outside the courtroom by free-lance court reporters, who are self-employed or employees of, or have an independent contractor relationship with, a court reporting agency. Through the use of independent contractors, the Company provides court reporting services for legal proceedings (typically civil proceedings) outside the courtroom and, to a lesser extent, the recording of other events such as hearings, arbitrations, board meetings, stockholders' meetings, conferences, conventions and media events. The Company can provide its clients with a transcript in an electronic format thereby enabling the client to search, store, index, annotate and manage the transcribed information. Documents can be searched easily for relevant portions of testimony and can be integrated into larger databases containing other information pertaining to a particular proceeding.

     Most states require court reporters to be licensed, which requires them to attend a certified court reporting school and pass required examinations. Court reporting requires a skilled professional capable of transcribing speech, which generally approximates 200 words per minute, using shorthand symbols. Most of the Company's court reporters use a computer-aided transcription ("CAT") system for transcribing the spoken word into phonetic symbols. The shorthand notes, which can be recorded in both paper and electronic form, are translated and edited to produce a final transcript. CAT systems enable the computer to interpret the shorthand symbols and translate them into English.

     The Company believes that the services it provides through the following technologies offer its clients significant value and its experience and expertise in the use of such technologies gives it a competitive advantage over court reporting firms that have not successfully integrated these technologies into their regular service offerings. The Company's value-added services include:

     - Legal Video Services. The Company provides a staff of certified legal video specialists using broadcast quality equipment to record depositions, presentations and other events. The Company provides editing, indexing and courtroom playback that enables the client to search time-coded transcripts and retrieve key segments of testimony with software that synchronizes the video with the text of the transcript. Video has gained wider acceptance among legal professionals as a strategic tool to impeach adverse witnesses.

     - Realtime Transcription. The Company's court reporters provide instant transcripts of testimony on lap-top computer monitors, which may be located where the testimony is taking place, as well as at remote locations. This system also allows attorneys to receive a transcript of the testimony on diskette at the conclusion of the proceeding.

     - Interactive Realtime Transcription. Interactive realtime transcription enables an attorney to connect a computer to the court reporter's system using specialized software which enables the attorney to review earlier testimony and make notes during or immediately following the deposition.

     - Text Search and Retrieval Programs. The Company uses specialized software that enables the client to search, store, index and manage transcripts and other documents to locate a word or portion of text quickly and easily.

     RECORDS RETRIEVAL. Records retrieval services are labor-intensive and involve the preparation, handling, tracking and delivery of large numbers of written documents from public or private sources, a significant portion of which involves medical records acquired on behalf of insurance companies and their counsel, for litigation or other legal proceedings.

     PROCESS SERVICE. Process service includes the preparation and delivery of written notices and subpoenas and the monitoring of the recipient's response.

     PERMANENT AND TEMPORARY PLACEMENT OF FINANCIAL AND LEGAL
PROFESSIONALS. The Company provides permanent and temporary staffing of financial and legal professionals as a result of the Company's May 1998 acquisition of a leading New York-based executive search firm. The Company's permanent placement activities consist primarily of the recruitment and placement of financial and legal professionals with financial services firms, law firms and corporate legal departments. The Company is engaged and paid by the hiring firm or corporation on either an exclusive or non-exclusive basis pursuant to arrangements that may include a non-refundable retainer paid to the Company or that entitle the Company to a fee contingent upon the successful placement of a candidate with the client. Temporary attorney or paralegal assignments may range from one day to more than a year and may involve one professional or a team of professionals.

     DOCUMENT DEPOSITORY SERVICES. The Company offers document depository services which include document storage, archiving, indexing and retrieval of documents in a hardcopy or digital format. The Company is able to quickly retrieve specific documents on demand for use by its clients in various legal proceedings.

CLIENT RELATIONSHIPS, SALES AND MARKETING

     The Company believes that its clients purchase services based on a variety of factors, the most important of which are the quality of the local service provided, the strength of their relationship with the Company and price. The Company's client base is comprised of more than 1,000 law firms, insurance companies and corporations, including The Chase Manhattan Bank, Conrail, Fireman's Fund Insurance Company, Ford Motor Company, O'Melveny & Myers, Otis Elevator Company, Reliance Insurance and Skadden, Arps, Slate, Meagher & Flom LLP. The Company has a broad client base, and no single client accounted for more than 2.0% of the Company's revenue for 1997 or the three months ended March 31, 1998. Clients typically engage the Company for a single job, an entire litigation matter or pursuant to a contractual relationship to provide ongoing legal support services on a regional or nationwide basis.

     The Company has developed sales and marketing strategies to expand its business with local, regional and national accounts. As a cornerstone of this strategy, the Company is currently implementing a new corporate identification program through which it is transitioning the brand identity of each owned operation from its original name at acquisition to the Esquire name. The program involves the design and implementation of new letterhead and print materials and is supported by an extensive advertising, public relations and direct marketing campaign in each local market. The Company intends to continue to create national awareness of and value in the Esquire brand, under which the Company believes it will be able to more efficiently market a broad line of legal support services. The marketing plan also focuses on converting satisfied local clients to national clients, motivating light users of the Company's services to increase their usage and cross-selling additional services to current clients.

     The Company utilizes a national accounts sales team to market its services to corporate law departments, insurance companies and large multi-state laws firms in an effort to obtain exclusive or preferred provider status. To further support this effort, the Company has developed and introduced the Corporate Services Program to address the particular needs of these target accounts. The Company currently has two dedicated national account managers and plans to add at least two additional professionals to this team by the end of 1998. In May 1998, the Company entered into a two-year marketing alliance with the ACCA, the largest national trade association for in-house corporate attorneys. Under this agreement, ACCA, which has over 12,000 members, endorses the Company as a preferred provider for court reporting services in return for the Company's sponsorship of several association events and initiatives each year. This alliance offers the Company access to ACCA members who manage corporate law departments across the nation.

     The Company's general managers and local sales staff target regional and local accounts, permitting the Company to capitalize on the local expertise and client relationships of its branch office employees. The Company currently employs 16 local sales representatives and two national account representatives and plans to add additional sales representatives in 1998. The Company also views its network of independent court reporters as a source of new business and has introduced an incentive program designed to motivate court reporters to generate additional new and repeat business. The Company solicits new business through personal sales presentations, telemarketing, direct mail, referrals from existing clients and advertising in a variety of local and national legal trade publications and journals. The Company also participates in a number of legal trade shows.

     Sales personnel are compensated with a competitive base salary and can earn substantial commissions calculated as a function of gross profit from individual jobs. Court reporters have the opportunity to earn similar commissions by originating new business.

COMPETITION

     The market for legal support services is highly competitive. The Company competes with numerous local and regional court reporting and record retrieval companies, and with the acquisition of A-L Associates and A-L Attorneys on Assignment, the Company also competes with permanent and temporary legal staffing companies, including national temporary staffing firms. There can be no assurance that these businesses will continue to increase their outsourcing of legal support and staffing services needs or that such businesses will not bring in-house services that they currently outsource. Certain of the Company's competitors in legal staffing have substantially greater resources and operate in broader geographic areas than the Company. Many larger clients retain multiple legal support and placement and staffing service providers, which exposes the Company to continuous competition. The Company competes primarily on the basis of quality, personal relationships with clients, reputation, breadth and timeliness of service, geographic coverage and price.

     The Company believes that further consolidation among legal support services providers will continue during the next few years and that there will be significant competition for attractive acquisition candidates. This competition could lead to higher prices being paid for businesses. The Company believes that it will have certain advantages in completing acquisitions, including: (i) management's personal relationships with existing legal support companies; (ii) its decentralized, entrepreneurial management strategy; (iii) its greater size and scope of services; and (iv) its visibility and resources as a public company. However, there can be no assurance that the Company's acquisition program will be successful or that the Company will be able to compete effectively for acquisitions.

INDEPENDENT CONTRACTORS

     The Company provides court reporting services through the use of independent contractors who are not employees of the Company. The Company has active relationships with in excess of 1,000 independent contractors. The Company does not pay federal or state employment taxes or withhold income taxes with respect to these independent contractors or include such persons in the Company's employee benefit plans. Independent court reporters are responsible for purchasing and operating their own court reporting equipment. The use of independent contractors as court reporters is a widespread practice in the court reporting industry. In the event the Company were required to treat court reporters as its employees, the Company could become responsible for the taxes required to be paid or withheld and could incur additional costs associated with employee benefits and other employee costs on both a current and retroactive basis, which could have a material adverse effect on the Company's business, financial condition, results of operations or ability to sustain growth.

EMPLOYEES

     As of June 30, 1998, the Company had 552 full-time employees. Temporary employees placed by the Company are the Company's employees while they are working on assignments. Neither the Company's internal staff nor its temporary employees are represented by a collective bargaining agreement. Hourly wages for the Company's temporary employees are determined based on local market conditions. The Company pays mandated costs of employment, including the employer's share of social security taxes, federal and state unemployment taxes, unemployment compensation insurance, general payroll expenses and workers' compensation insurance. The Company offers access to various insurance programs and benefits to its temporary employees. The Company believes its employee relations are good.

REGULATION

     Court reporters in many states and attorneys in every state are subject to licensure requirements and to the continuing oversight by their respective regulatory bodies, many of whom have broad discretion in interpreting and enforcing applicable laws and regulations. The conduct of court reporters is also subject to ethical and other restrictions imposed by state laws and regulations. While these regulations are not directly applicable to the Company, they affect the Company's court reporting business. Legislation has been adopted by several states, where the Company does not currently have Company-owned operations and in Georgia, where the Company does have a Company-owned operation, that prohibit the provision of services by a court reporter under any agreement other than on a case-by-case basis. Legislation has also been enacted or proposed in certain other states that prohibit a court reporter from being employed by, or serving as an independent contractor for, a court reporting firm unless a majority of the firm is owned by certified shorthand reporters. Any such laws effectively prohibit the Company from providing court reporting services in such states. The Company expects that there will continue to be efforts to sponsor the adoption of similar prohibitions by legislative or regulatory action or through the ethics codes governing the conduct of court reporters. In addition, recent federal and state legislative proposals have included limitations on the number and length of depositions or have proposed the substitution of video tape recording for stenographic transcription of certain legal proceedings.

     In addition, attorneys are subject to significant regulation by committees on legal ethics and professional responsibility of the various state and national bar associations, who from time to time, examine and issue opinions regarding attorney services, including the use of temporary attorneys through a placement agency. These opinions have suggested that the payment of fees to agencies that place temporary attorneys may constitute, in certain circumstances, the improper splitting of legal fees with a non-lawyer. The applicability of these opinions to the Company's business is uncertain, and there can be no assurance that a state will not determine that the business as conducted by the Company violates ethical or professional responsibility regulations for attorneys. In addition, the practice of placing temporary lawyers with a number of firms may raise conflict of interest issues under applicable ethics codes, particularly when attorneys from the same placement firm are placed with opposing parties, or law firms representing such parties, in a lawsuit or business transaction.

     The Company's growth strategy is based, in part, on the concept of bundling various legal support services. Although the Company believes that its existing operations, which include an integrated offering of legal support services in one state, are in material compliance with applicable laws, the relationships among various legal support services are unique, and many aspects of these relationships have not been subject to judicial or regulatory interpretations. The Company has not sought judicial or regulatory interpretations with respect to the manner in which it conducts and plans to conduct its business. Changes in these laws and regulations, particularly in the states from which the Company derives most of its revenues, could have a material adverse effect on the Company's business, financial conditions, results of operations or ability to sustain growth.

PROPERTIES

     The Company leases office space in all the locations where the Company operates. The leases generally run for a term of five years and expire at various dates ranging from October 31, 1998 through March 31, 2007, with annual rents ranging from $22,600 to $377,000. The leases provide, among other things, that the Company is responsible for its share of increases in certain utilities, maintenance and property taxes over a base amount. The Company believes its facilities are generally adequate for its needs and does not anticipate difficulty replacing such facilities or locating additional facilities if needed in the future.

LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information concerning the Company's directors and executive officers:

NAME                                         AGE                        POSITION
----                                         ---                        --------
Malcolm L. Elvey...........................  56    Chairman of the Board and Director
David A. White.............................  45    Chief Executive Officer and Director
David A. Higson............................  50    Executive Vice President, Chief Financial Officer,
                                                   Secretary and Director
Cary A. Sarnoff............................  51    Senior Vice President -- West Coast Operations,
                                                   Vice Chairman and Director
Carole L. Hughes...........................  50    Senior Vice President -- East Coast Operations
Gregory J. Mazares.........................  43    Senior Vice President -- Marketing, Sales and
                                                   Strategic Planning
William J. Forbes..........................  48    Vice President -- Human Resources
Steven L. Wolkenstein......................  39    Vice President and Treasurer
Mortimer R. Feinberg(1)(2).................  75    Director
Gary L. Monroe.............................  44    Director
Joseph P. Nolan(1)(2)......................  33    Director
Bruce V. Rauner............................  42    Director

---------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee

     MALCOLM L. ELVEY has served as Chairman of the Board of Directors of the Company since its incorporation in 1993 and also served as Chief Executive Officer of the Company until February 1997. Mr. Elvey is a Chartered Accountant and has a Master of Business Administration from the University of Cape Town. Mr. Elvey is also a director of Algol, a public company based in Italy.

     DAVID A. WHITE has been Chief Executive Officer of the Company since February 1997. He has also been an officer of Harlingwood & Company LLC ("Harlingwood") since January 1997. From 1992 to December 1996, Mr. White was President of MedTrans ("MedTrans"), a division of Laidlaw, Inc., where he successfully led the implementation of an acquisition program focused on consolidating and improving profitability within the ambulance services industry.

     DAVID A. HIGSON has been Executive Vice President of the Company since February 1998, Chief Financial Officer and Secretary since May 1997 and a director since June 1998 and was Senior Vice President from May 1997 to February 1998. From June 1993 to April 1997, he was Senior Vice President-Administration and Financial Operations of MedTrans where he successfully assisted in implementing an acquisition program focused on consolidating and improving profitability within the ambulance services industry.

     CARY A. SARNOFF has been Vice Chairman of the Company since November 1994. In June 1998, he was appointed to the additional position of Senior Vice President of West Coast Operations for the Company. Prior thereto, Mr. Sarnoff was President of Sarnoff Deposition Service, Inc. ("SDS"), a court reporting firm acquired by the Company in 1994. Mr. Sarnoff has more than 25 years experience in the court reporting industry.

     CAROLE L. HUGHES was appointed Senior Vice President of East Coast Operations for the Company in February 1998. From 1981 to November 1997, Ms. Hughes was the Vice President and a principal shareholder of Jurist-Begley Reporting Services (or its predecessor), a court reporting company in Philadelphia, Pennsylvania, that was acquired by the Company in November 1997.

     GREGORY J. MAZARES was appointed Senior Vice President, Marketing, Sales and Strategic Planning of the Company in September 1997. For nine years prior thereto, he was a senior executive in the litigation support field, including the past four years as President of Litigation Sciences Inc., a litigation support consulting company.

     WILLIAM J. FORBES was appointed Vice President, Human Resources, of the Company in May 1998. From July 1993 to April 1998, Mr. Forbes was director of Human Resources of MedTrans, where he successfully implemented a human resources program for the acquired companies. Mr. Forbes has more than 20 years experience in human resources.

     STEVEN L. WOLKENSTEIN was appointed Vice President and Treasurer of the Company in September 1997. From April 1993 to August 1997, he was tax and treasury/international finance manager for the Upper Deck Company, and for five years prior thereto he was with KPMG Peat Marwick LLP, with his last position being senior tax manager.

     MORTIMER R. FEINBERG, PH.D., has served as a director of the Company since its incorporation. He is the co-founder of BFS Psychological Associates, Inc., a human resources consulting firm, and has served as Chairman of its Board of Directors since 1960. Dr. Feinberg is Professor Emeritus, Baruch College, City University of New York and is a frequent contributor to the Wall Street Journal on human resources and other business topics.

     GARY L. MONROE has served as a director of the Company since June 1998. Mr. Monroe has been the Chairman of the Board of Lason, Inc. ("Lason"), an integrated outsourcing services company, since 1998, Chief Executive Officer since February 1996, President since April 1997 and a director since he joined Lason in September 1995. From September 1995 to February 1996, Mr. Monroe served as Executive Vice President of Lason. From May 1992 to September 1995, Mr. Monroe served as President of Kodak Imaging Services, Inc., a subsidiary of Eastman Kodak Co.

     JOSEPH P. NOLAN has served as director of the Company since October 1996. Mr. Nolan is a Principal of GTCR Golder Rauner, LLC and has been a Principal of Golder, Thoma, Cressey, Rauner, Inc. ("GTCR Inc."), which is the general partner of GTCR IV, L.P., a limited partnership which is the general partner of GTCR, since July 1996. Mr. Nolan joined GTCR Inc. in February 1994. From May 1990 to January 1994, Mr. Nolan served as Vice President Corporate Finance at Dean Witter Reynolds Inc. Mr. Nolan is also a director of Lason and Province Healthcare, Inc.

     BRUCE V. RAUNER has served as director of the Company since October 1996. Mr. Rauner is the Managing Principal of GTCR Golder Rauner, LLC and has been a Principal of GTCR Inc. for more than five years prior to the date of this Prospectus. Mr. Rauner is also a director of Lason, Polymer Group, Inc., Coinmach Laundry Corporation, Province Healthcare, Inc. and Metamor Worldwide, Inc.

BOARD OF DIRECTORS

     The Board of Directors currently has two committees, the Audit Committee and the Compensation Committee. The Audit Committee, among other things, recommends the accounting firm to be appointed as independent accountants to audit the Company's financial statements, discusses the scope and results of the audit with the independent accountants, reviews with management and the independent accountants the Company's interim and year-end operating results, considers the adequacy of the internal accounting controls and audit procedures of the Company and reviews the non-audit services to be performed by the independent accountants. The current members of the Audit Committee are Messrs. Feinberg and Nolan.

     The Compensation Committee reviews and recommends the compensation arrangements for management of the Company and administers the Company's 1993 Stock Option Plan, as amended (the "Plan"). The current members of the Compensation Committee are Messrs. Feinberg and Nolan.

     All directors will hold office until the next annual meeting of stockholders and until the election and qualification of their successors, or until death, resignation or removal.

DIRECTOR COMPENSATION

     Compensation for directors who are not officers of the Company is $1,250 per meeting, plus reimbursement for any out-of-pocket expenses incurred in connection with attending such meetings.

EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding compensation paid by the Company or accrued for services rendered in all capacities during the fiscal year ended December 31, 1997, to the Company's Chief Executive Officer and to each of the other most highly compensated executive officers of the Company whose aggregate cash compensation exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                            ANNUAL COMPENSATION                       LONG TERM COMPENSATION
                                     ----------------------------------   ----------------------------------------------
                                                                            AWARDS                PAYOUTS
                                                                          ----------              -------
                                                              OTHER       RESTRICTED
NAME AND                               BASE                   ANNUAL        STOCK      OPTIONS/    LTIP      ALL OTHER
PRINCIPAL POSITION            YEAR    SALARY     BONUS     COMPENSATION   AWARDS(S)      SARS     PAYOUTS   COMPENSATION
------------------            ----   --------   --------   ------------   ----------   --------   -------   ------------
Malcolm L. Elvey............. 1997   $200,043         --       --            --        100,000      --          --
  Chairman                    1996    194,595   $115,000       --            --         50,000      --          --
                              1995    166,431         --       --            --             --      --          --
David A. White............... 1997    174,791         --       --            --        250,000      --          --
  Chief Executive Officer(1)
Cary A. Sarnoff.............. 1997    191,675         --       --            --         75,000      --          --
  Vice Chairman               1996    190,436         --       --            --         50,000      --          --
                              1995    160,629         --       --            --             --      --          --
David A. Higson.............. 1997     93,750     13,000       --            --        125,000      --          --
  Senior Vice President(2)
David J. Feldman............. 1997    229,890         --       --            --             --      --          --
  President(3)                1996    188,927    358,665       --            --         50,000      --          --
                              1995    161,335    238,543       --            --             --      --          --
Debra Neiderfer.............. 1997    183,175     20,000       --            --             --      --          --
  Vice President(4)           1996    115,967     48,666       --            --          5,000      --          --
                              1995     82,660     18,650       --            --             --      --          --

---------------
(1) Amounts were paid to Harlingwood. See "Certain Relationships and Related Transactions."

(2) Represents compensation for the partial year from May 15, 1997.

(3) Mr. Feldman resigned as President in May 1997.

(4) Ms. Neiderfer resigned as Vice President in February 1998.

EMPLOYMENT AND RELATED AGREEMENTS

     Malcolm L. Elvey is employed by the Company under an employment agreement which expires in May 1999 and is automatically renewable on a year-by-year basis unless terminated by either party upon at least 60 days notice prior to the renewal date. Mr. Elvey receives an annual salary of $203,187, which is subject to cost of living increases. Mr. Elvey is also entitled to an annual bonus ranging from 3% of pre-tax earnings of the Company in excess of $750,000 to 15% of pre-tax earnings of the Company in excess of $2,500,000; provided, however, that the bonus will not exceed 100% of Mr. Elvey's annual salary. In the event the Company consummates any acquisitions, these pre-tax earnings levels are increased by 70% of the net income before taxes of the acquired business, excluding any extraordinary items of gain or loss (which amount is prorated for the portion of any year in which the acquired business operations are consolidated with the Company's). The employment agreement terminates upon the death or permanent disability of Mr. Elvey or for cause. Cause is defined as a material breach of the employment agreement by Mr. Elvey, his gross negligence or willful misconduct in the performance of his duties, his dishonesty to the Company, conviction of a felony or excessive absenteeism unrelated to a disability. In addition, Mr. Elvey has agreed not to compete with the Company for a period of two years following the termination of his employment with the Company.

     David A. White is employed under a one-year agreement which expires June 1999 at an annual salary of $250,000 and is automatically renewed on a year-by-year basis unless terminated by either party upon at least 60 days notice prior to the renewal date. If the agreement is not renewed by the Company, the Company has agreed to pay to Mr. White six months of severance pay. Mr. White's employment agreement contains termination provisions which are substantially the same as those of Mr. Elvey's employment agreement. Mr. White has agreed not to compete with the Company for a period of one year following the termination of his employment with the Company.

     In connection with the acquisition of SDS, on June 22, 1994, the Company entered into an employment agreement with Cary A. Sarnoff which expires in June 1999 and is automatically renewed on a year-by-year basis unless terminated by either party upon at least 60 days notice prior to the renewal date. Mr. Sarnoff receives an annual salary at the rate of $196,467, which is subject to cost of living increases. Mr. Sarnoff's employment agreement contains termination provisions which are substantially the same as those of Mr. Elvey's employment agreement. Mr. Sarnoff has agreed not to compete with the Company for a period of two years following the termination of his employment with the Company.

     David J. Feldman had been employed as President and Chief Operating Officer of the Company from September 1993 until his resignation effective May 1, 1997. Under his employment agreement, Mr. Feldman received an annual salary at the rate of $229,890. Mr. Feldman was also entitled to receive an annual bonus of 4.25% of total annual revenues of the Company in excess of $4,200,000 and 5% of total annual revenues of the Company in excess of $9,000,000, as adjusted for subsequent acquisitions by the Company. During the first two years, Mr. Feldman was entitled to a minimum bonus of $175,000 per year and during the third and fourth years was entitled to a minimum bonus of $225,000 per year. In connection with the resignation, the Company agreed to pay to Mr. Feldman the aggregate amount of $641,035, payable as follows: (a) from May 1, 1997 through March 31, 1998, the amount of $22,185 per month; (b) for the period April 1, 1998 through September 30, 1998, the amount of $6,000 per month; (c) on August 15, 1997, the amount of $161,000; (d) on November 15, 1997, the amount of $150,000; and (e) on May 1, 1997 through September 30, 1997, the amount of $100,000 per month. On May 1, 1997 through September 30, 1998, Mr. Feldman will be paid the amount of $1,500 per month in connection with conducting monthly sales meetings. Mr. Feldman has also agreed to make himself available to the Company through September 30, 1998 for consulting services for which he will be entitled to additional compensation at the rate of $2,000 per day (or portion thereof). All heretofore unvested options to purchase Common Stock held by Mr. Feldman will become vested on September 30, 1998 and will continue to be exercisable until the first to occur of two years from his ceasing to be a director of the Company or ten years from the respective dates the options were granted. Mr. Feldman has agreed not to compete with the Company through September 30, 1998.

     David A. Higson is employed under a one-year agreement which expires June 1999 at an annual salary of $175,000 and is automatically renewed on a year-by-year basis unless terminated by either party upon at least 60 days notice prior to the renewal date. If the agreement is not renewed by the Company, the Company has agreed to pay to Mr. Higson six months of severance pay. Mr. Higson's employment agreement contains termination provisions which are substantially the same as those of Mr. Elvey's employment agreement. Mr. Higson has agreed not to compete with the Company for a period of one year following the termination of his employment with the Company.

     Carole L. Hughes is employed under a three-year employment agreement which expires November 2000 at an annual salary of $135,000. Ms. Hughes is also entitled to a performance bonus of up to 50% of her annual salary if the Company achieves financial and operating objectives agreed to by Ms. Hughes and the Company, with Ms. Hughes to receive a minimum bonus of at least $60,000 for the first year. Ms. Hughes' employment agreement contains termination provisions which are substantially the same as those of Mr. Elvey's employment agreement. Ms. Hughes has agreed not to compete with the Company for a period of two years following the termination of her employment with the Company.

     Gregory J. Mazares is employed under a two-year agreement which expires August 31, 1999 at an annual salary of $150,000. Mr. Mazares received an initial bonus of $50,000 and is entitled to an additional $50,000 bonus on September 1, 1998. In the event that Mr. Mazares' base salary is at a level greater than $150,000 as of August 18, 1998, the amount of the bonus due to Mr. Mazares on August 18, 1998 will be equal to $200,000 less Mr. Mazares' annual base salary as of August 18, 1998. If the employment of Mr. Mazares is terminated by the Company, the Company has agreed to pay to him $200,000 in severance payments, payable in 12 equal monthly installments.

     The Company has entered into change in control agreements with its key executive officers, Messrs. Elvey, Forbes, Higson, Mazares, Sarnoff, White and Wolkenstein and Ms. Hughes, which provide that if an executive's employment is terminated within six months after a change in control of the Company, or the executive terminates employment within such six month period of time, then the executive shall be entitled to a lump sum severance payment and all of the executive's options, if any, which are not then vested shall immediately vest. The lump sum severance payment for Messrs. Higson and White is 150% of base salary and bonus at the time of termination and for the other executives is 100% of base salary and bonus at the time of termination. At June 1, 1998 and based on salary levels currently in effect, in the event of a change in control, Messrs. Elvey, Forbes, Higson, Mazares, Sarnoff, White and Wolkenstein and Ms. Hughes would have been entitled to receive a lump sum of $203,187, $115,000, $262,500, $200,000, $196,467, $375,000, $95,000 and $135,000, respectively. The agreements have a one year term, but will be automatically renewed for successive one year terms unless terminated at least 60 days prior to June 30th of any year and prior to a "change in control." If the payments to be received under the agreements would not be deductible for tax purposes by the Company as the result of such payment constituting an excess parachute payment, the payment would be reduced to an amount which would make the entire payment deductible for tax purposes. As used in the agreements, change in control means a person or a group of persons becomes the beneficial owner of more than 30% of the Company's Common Stock, stockholders approve a merger of the Company into another entity or a sale of substantially all the Company's assets or a change in the composition of a majority of the members of the Board of Directors.

STOCK OPTION PLAN

     The Plan was amended in June 1998, subject to stockholder approval, to increase the number of options which may be granted thereunder from 2,000,000 to 3,500,000 shares of Common Stock. Both incentive stock options and nonqualified stock options may be granted under the Plan.

     The Plan is administered by the Compensation Committee of the Board of Directors, which may grant options to key employees and directors of and consultants and independent contractors to the Company. The term of each option may not exceed ten years from the date of grant. The exercise price of an option may not be less than 100% of the fair market value of a share of Common Stock at the date of grant. The options generally vest in equal increments over a three-year period, commencing one year following their issuance.

     The table below sets forth information regarding the grant of stock options made to the executive officers named in the Summary Compensation Table during the fiscal year ended December 31, 1997.

                     OPTION/SAR GRANTS IN 1997 FISCAL YEAR
                              (INDIVIDUAL GRANTS)

                                                                                        POTENTIAL REALIZABLE VALUE
                                          PERCENT OF                                     AT ASSUMED ANNUAL RATES
                           NUMBER OF        TOTAL                                             OF STOCK PRICE
                           SECURITIES    OPTIONS/SARS                                          APPRECIATION
                           UNDERLYING     GRANTED TO    EXERCISE OR                        FOR OPTION TERM ($)
                          OPTIONS/SARS   EMPLOYEES IN   BASE PRICE                      --------------------------
NAME                      GRANTED (#)    FISCAL YEAR      ($/SH)      EXPIRATION DATE       5%             10%
----                      ------------   ------------   -----------   ---------------   -----------    -----------
Malcolm L. Elvey........    100,000          14.33%        $3.75          6/2007         $420,056       $862,923
David A. White(1).......    150,000          21.49%        $9.00          2/2007                0        447,936
                            100,000          14.33%        $3.75          6/2007          407,128        823,624
David J. Feldman........          0             --            --              --                0              0
Cary A. Sarnoff.........     75,000          10.24%        $3.75          6/2007          315,042        647,192
David A. Higson.........    100,000          14.33%        $3.50          5/2007          448,288        897,747
                             25,000           3.58%        $3.75          6/2007          105,014        215,731
Debra Neiderfer.........          0             --            --              --                0              0

---------------
(1) These options were granted to Harlingwood.

     The table below sets forth information for the executive officers named in the Summary Compensation Table concerning option exercises during 1997 and outstanding options at December 31, 1997.

                    AGGREGATED OPTION/SAR EXERCISES IN 1997
                    AND DECEMBER 31, 1997 OPTION/SAR VALUES

                                                           NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                          UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                              OPTIONS/SARS AT               OPTIONS/SARS AT
                                 SHARES                      DECEMBER 31, 1997             DECEMBER 31, 1997
                                ACQUIRED      VALUE     ---------------------------   ---------------------------
NAME                           ON EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                           -----------   --------   -----------   -------------   -----------   -------------
Malcolm L. Elvey.............          0           --     141,666        133,334       $158,332       $191,668
David A. White(1)............    100,000     $212,500           0        150,000             --              0
David J. Feldman.............          0           --      91,666         33,334        108,332         66,668
Cary A. Sarnoff..............          0           --      16,666        108,334         33,332        160,418
David A. Higson..............          0           --           0        125,000             --        181,250
Debra Neiderfer..............          0           --      51,666          3,334         53,540          7,085

---------------
(1) These options were granted to, and exercised by, Harlingwood.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Since June 1994, the Company leased its Santa Ana, California office from an affiliate of Cary A. Sarnoff. The lease expires in June 1999 and grants to the Company an option to renew for five years. The Company believes the terms of the lease are comparable to market terms. At December 31, 1997, Mr. Sarnoff no longer had an interest in the premises.

     For as long as The Sarnoff Trust owns 20% or more of the Common Stock issued in connection with the acquisition of SDS, the Company has agreed to nominate, recommend and use its best efforts to have Mr. Sarnoff elected as a director of the Company.

     On October 23, 1996, the Company entered into a Purchase Agreement, as amended (the "Purchase Agreement"), pursuant to which the Company sold to GTCR and Antares Leveraged Capital Corp. (collectively, the "Investors") 21,937.5 and
562.5 shares of Series A Convertible Preferred Stock, respectively, for an aggregate purchase price of $22.5 million. In addition, in January 1998, the Investors were given the further right on or prior to December 2, 1999 to acquire up to 5,000 shares of Series B Convertible Preferred Stock at a price of $1,000 per share. In June 1998, GTCR acquired an option to acquire up to an additional 2,500 shares of Series B Convertible Preferred Stock at a price of $1,000 per share, which stock is convertible into an aggregate of 416,667 shares of Common Stock at a conversion price of $6.00 per share. Since this acquisition occurred within six months of this Offering, pursuant to Section 16(b) under the Exchange Act, GTCR has agreed to repay to the Company the difference, if any, between the assumed public offering price of $8.00 per share (the mid-point of the anticipated price range set forth on the cover page of this Prospectus) less underwriting discounts and commissions and $6.00 per share, multiplied by 416,667.

     The Series A Convertible Preferred Stock is convertible into Common Stock of the Company at a conversion price of $3.00 per share (subject to anti-dilution adjustments) and bears cumulative annual dividends at the rate of 6% ($60.00) per annum. The holders of Series A Convertible Preferred Stock have a liquidation preference of $1,000 per share, plus accrued dividends. Holders of Series A Convertible Preferred Stock have the right to vote together with the holders of Common Stock and are entitled to one vote for each whole share of Common Stock into which the Series A Convertible Preferred Stock is convertible (presently 333 1/3 votes per share). GTCR was granted various rights to ask for registration under the Securities Act of any shares of Common Stock acquired by it upon conversion of the Series A Convertible Preferred Stock. Without the consent of the holders of a majority of the Series A Convertible Preferred Stock, the Company may not take various actions, including paying dividends on capital stock if there are any accrued but unpaid dividends on the Series A Convertible Preferred Stock, issuing any equity securities which are senior to or on a parity with the Series A Convertible Preferred Stock, merging with another entity, selling or otherwise disposing of all or substantially all its assets, or acquiring other entities. In addition, the Company may not issue in a private offering any equity securities without first offering the holders of Series A Convertible Preferred Stock the right to acquire their pro rata share. In connection with the Purchase Agreement, the Investors and Malcolm L. Elvey, Chairman of the Board of the Company, Cary A. Sarnoff, Vice Chairman of the Company, David J. Feldman, former President of the Company, CMNY Capital L.P. and Allied entered into a Stockholder's Agreement dated as of October 23, 1996, as amended (the "Stockholder's Agreement"), pursuant to which (a) the parties agreed to vote their shares to elect as directors four representatives designated by management, two representatives designated by GTCR and four representatives jointly designated by GTCR and management; provided, however, that if they are unable to agree on such joint designees within 90 days, then GTCR may elect the joint designees; (b) management granted to the other stockholders rights of first refusal to acquire their shares if they desire to sell the same, subject to exceptions for public sales and for transfers to family members; and (c) if the Company's Board of Directors approves a sale of the Company's assets or capital stock (whether by merger or otherwise), each stockholder other than Allied and CMNY Capital L.P. agreed to consent to such transaction.

     The Series B Convertible Preferred Stock is identical to the Series A Convertible Preferred Stock except that it is junior to the Series A Convertible Preferred Stock, has a conversion price of $6.00 per share and has 166 2/3 votes per share.

     Effective upon consummation of the Offering, the Series A Convertible Preferred Stock will be converted into an aggregate of 7,500,000 shares of Common Stock, options to acquire Series B Convertible Preferred Stock will be terminated and the holders will be issued a number of shares of Common Stock equal to $4.5 million divided by the assumed public offering price of $8.00 per share (the mid-point of the anticipated price range set forth on the cover page of this Prospectus) less underwriting discounts and commissions and the Stockholders Agreement will be terminated.

     SDS was a party to an agreement with Edward Sarnoff, the father of Cary Sarnoff, pursuant to which SDS agreed to pay to Edward Sarnoff, in the event of the sale of SDS, the amount of $1.0 million payable in equal monthly installments over a period of five years. In connection with the Company's acquisition of SDS, the Company assumed the obligations of SDS under this agreement.

     In February 1997, the Company entered into a management agreement with Harlingwood, pursuant to which Harlingwood provided management services to the Company. This agreement terminated effective upon the Company entering into an employment agreement with Mr. White. Mr. White fulfilled Harlingwood's obligations under the management agreement. In connection with the management agreement, the Company granted options to Harlingwood to purchase 150,000 shares of Common Stock at an exercise price of $9.00 per share and sold to Harlingwood 250,000 shares of Common Stock at a price of $3.125 per share, which purchase price was paid by Harlingwood issuing to the Company a promissory note in the principal amount of $781,250, bearing interest at the rate of 7% per annum. The note is secured by a pledge of the shares and is payable in full on April 15, 2001. The shares and options vest 25% on February 13, 1998 and ratably over a three year period of time subsequent thereto. On December 15, 1997, Harlingwood exercised options to purchase 100,000 shares of Common Stock at a exercise price of $3.75 per share and delivered to the Company in payment of the exercise price a promissory note in the principal amount of $375,000, bearing interest at the rate of 7% per annum. The note is secured by a pledge of the shares and is payable in full on December 15, 2001. As the result of the foregoing, at December 31, 1997, Harlingwood was indebted to the Company in the principal amount of $1,156,250. In May 1998, the Company granted to Harlingwood options to purchase 200,000 shares of Common Stock at an exercise price of $6.00 per share. The Company has agreed to loan to Harlingwood any funds needed to pay the exercise price in connection with the exercise of the options. During 1997, the Company paid to Harlingwood $45,000 for services rendered in connection with an acquisition.

     The Company has engaged Harlingwood Partners, L.P., a partnership of which Mr. White is a principal ("Harlingwood Partners"), to provide acquisition services for acquisitions other than in the court reporting area. Harlingwood Partners will be entitled to a fee of 1% of value of each completed transaction. In connection with the acquisition of A-L Associates and A-L Attorneys on Assignment in May 1998, Harlingwood Partners was paid a fee of $90,000.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Common Stock at June 30, 1998 by: (i) each of the Company's Directors, (ii) each officer named in the Summary Compensation Table,
(iii) all directors and executive officers of the Company as a group, (iv) each other person (including any "group," as that term is used in Section 13(d)(3) of the Exchange Act) who is known by the Company to own beneficially 5% or more of the Common Stock and (v) each of the Selling Stockholders. The Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares, except as noted below. The address of each person who is known by the Company to own beneficially 5% or more of the Common Stock listed below is 750 "B" Street, Suite 2350, San Diego, California 92101, unless otherwise indicated.

                                                SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                                    OWNED PRIOR                         OWNED AFTER THE
                                                 TO THE OFFERING(1)                       OFFERING(1)
                                                --------------------   SHARES BEING   -------------------
NAME AND ADDRESS OF BENEFICIAL OWNER              NUMBER    PERCENT      OFFERED       NUMBER     PERCENT
------------------------------------            ----------  --------   ------------   ---------   -------
Malcolm L. Elvey(2)...........................    879,000      9.6%            --       879,000     3.5%
  216 East 45th Street
  New York, NY 10017
The Sarnoff Trust(3)..........................    750,000      8.5%            --       750,000     3.0%
  2100 Broadway
  Santa Ana, CA 92706
Allied Investment Corporation(4)..............    625,000      6.6%            --       312,500     1.3%
  Allied Investment Corporation II
  Allied Capital Corporation II
  1666 K Street
  Washington, DC 20006
CMNY Capital, L.P.(5).........................    472,500      5.4%            --       472,500     1.9%
  135 East 57th Street
  New York, NY 10022
Mortimer R. Feinberg..........................         --       --             --            --      --
David J. Feldman(6)...........................    625,900      7.0%       200,000       425,900     1.7%
Gary L. Monroe................................         --       --             --            --      --
Golder, Thoma, Cressey, Rauner Fund IV,
  L.P.(7).....................................  7,312,426     45.4%     1,462,500     6,434,926    26.0%
Joseph P. Nolan(7)............................         --       --             --            --      --
Bruce V. Rauner(7)............................         --       --             --            --      --
Cary A. Sarnoff(8)............................    957,780     10.6%            --       957,780     3.8%
Harlingwood & Company LLC(9)..................    700,000      7.6%            --       700,000     2.8%
David A. White(9).............................    700,000      7.6%            --       700,000     2.8%
David A. Higson(10)...........................    300,000      3.3%            --       300,000     1.2%
Debra Neiderfer...............................     22,000        *             --        22,000       *
Carole L. Hughes(11)..........................    368,527      4.2%       100,000       268,527     1.1%
Kathryn Benavides(12).........................    432,378      4.9%       100,000       332,378     1.3%
Robert Ackerman...............................    110,000      1.1%       100,000        10,000       *
Antares Leveraged Capital Corp.(13)...........    187,574      2.1%        37,500       165,074       *
John Begley...................................    186,852      2.1%        60,000       126,852       *
Marc I. Brody(12).............................    321,586      3.6%       150,000       171,586       *
John C. Durham................................    284,775      3.2%        75,500       209,275       *
Leonard Katz..................................    135,000      1.1%       100,000        35,000       *
Harvey Krauss.................................    100,000      1.1%        60,000        40,000       *
Premier Auto Insurance Company................     68,670        *         40,000        28,670       *

                                                SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                                    OWNED PRIOR                         OWNED AFTER THE
                                                 TO THE OFFERING(1)                       OFFERING(1)
                                                --------------------   SHARES BEING   -------------------
NAME AND ADDRESS OF BENEFICIAL OWNER              NUMBER    PERCENT      OFFERED       NUMBER     PERCENT
------------------------------------            ----------  --------   ------------   ---------   -------
David N. Rainwater............................    183,000      2.0%        61,000       122,000       *
All directors and executive officers as a
  group (14) (12 persons).....................  3,385,307     33.0%       100,000     3,285,307    12.6%

---------------
  * Less than 1%

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC") which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities. Stock option information presented below includes all options held by the persons indicated.

 (2) Includes options to purchase 315,000 shares of the Company's Common Stock granted to Mr. Elvey under the Plan.

 (3) The Sarnoff Trust is a revocable trust of which Cary A. Sarnoff and his wife, Michelle A. Sarnoff, are settlors, trustees and beneficiaries.

 (4) These entities in the aggregate own warrants to purchase an aggregate of 625,000 shares of Common Stock at an exercise price of $2.90 per share, subject to adjustment.

 (5) Robert Davidoff and Edwin Marks are the general partners of CMNY Capital, L.P. and may be deemed to control it.

 (6) Includes options to purchase 125,000 shares of the Company's Common Stock granted to Mr. Feldman under the Plan.

 (7) GTCR is the direct owner of 21,937.50 shares of Series A Convertible Preferred Stock which is convertible into 7,312,426 shares of Common Stock. GTCR IV, L.P., a limited partnership, is the general partner of GTCR and Golder, Thoma, Cressey, Rauner, Inc. is the general partner of GTCR IV, L.P. As such, they may be deemed to be the indirect beneficial owners of such securities. Messrs. Nolan and Rauner are principals of GTCR Inc. The shares beneficially owned after the Offering include 585,000 shares of Common Stock to be received upon conversion of the option to acquire Series B Convertible Preferred Stock, which is based upon an assumed public offering price of $8.00 per share (the mid-point of the anticipated price range set forth on the cover page of this Prospectus).

 (8) Includes shares owned by The Sarnoff Trust and options to purchase 200,000 shares of the Company's Common Stock granted to Mr. Sarnoff under the Plan. See Note (3) above.

 (9) Mr. White is an officer of Harlingwood. Includes 350,000 shares owned by Harlingwood and options to purchase 350,000 shares of Common Stock owned by Harlingwood.

(10) Consists of options to purchase 300,000 shares of the Company's Common Stock granted to Mr. Higson under the Plan.

(11) Includes options to purchase 115,000 shares of Common Stock of the Company.

(12) Includes options to purchase 91,000 shares of Common Stock of the Company.

(13) The shares beneficially owned after the Offering include 15,000 shares of Common Stock to be received upon conversion of the option to acquire Series B Convertible Preferred Stock, which is based upon an assumed public offering price of $8.00 per share (the mid-point of the anticipated price range set forth on the cover page of this Prospectus).

(14) Includes options to purchase 1,460,000 shares of Common Stock of the Company.

     All of the Selling Stockholders, except for GTCR and Antares Leveraged Capital Corp., were officers, employees or stockholders of court reporting companies which have been acquired by the Company. The shares of Common Stock owned by them which are included in the Offering were all issued to them pursuant to the agreements under which their court reporting companies were so acquired.

     Messrs. Ackerman, Katz and Krauss were the principals of Krauss, Katz & Ackerman. In connection with the acquisition of this company, each of them entered into employment agreements with the Company providing for their employment by the Company for a five-year period expiring June 13, 2002, with their compensation to be based on court reporting revenues generated by each of them. Each of them continues to provide court reporting services to the Company.

     Mr. Begley, Ms. Benavides, Ms. Hughes and Premier Auto Insurance Company were all officers, stockholders and/or employees of Jurist-Begley Reporting Services. In connection with the acquisition of this company, each of Mr. Begley and Ms. Hughes entered into employment agreements with the Company. Mr. Begley's employment agreement provides for a three-year term of employment to expire November 7, 2000. Mr. Begley receives an annual salary, together with a percentage of billings by the Company for court reporting services performed by him. For a description of Ms. Hughes employment agreement, see
"Management -- Employment and Related Agreements."

     Dr. Durham and Mr. Rainwater were stockholders of American Network Services, Inc. In connection with the acquisition, Dr. Durham was employed by the Company for six weeks after the acquisition. In addition, Dr. Durham and Mr. Rainwater were paid severance consideration by the Company of $140,000 and $125,000, respectively.

     Mr. Brody was a principal of Brody & Geiser, a court reporting company acquired by the Company. In connection with the acquisition agreement, Mr. Brody entered into an employment agreement with the Company for a three-year period which expires January 7, 2001. Mr. Brody receives an annual salary, together with a percentage of the billings for court reporting services performed by him.

     Mr. Feldman formerly was President of the Company.  See
"Management -- Employment and Related Agreements."

     Antares Leveraged Capital Corp. is the agent and a lender under the Credit Agreement.

     Reference is also made to "Certain Relationships and Related Transactions."

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description of the capital stock of the Company does not purport to be complete and is subject to the provisions of the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation") and the Company's Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     Pursuant to the Certificate of Incorporation, the Company has authority to issue 100,000,000 shares of Common Stock, par value $.01 per share. In addition, under the Certificate of Incorporation, the Board of Directors of the Company has authority (without action by the stockholders) to issue 1,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), in one or more classes or series and, within certain limitations, to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and in liquidation, and conversion and other rights of each such series.

     The rights of the holders of Common Stock discussed below are subject to such rights as the Board of Directors may confer on the holders of Preferred Stock; accordingly, rights conferred on holders of Preferred Stock that have been issued and that may be issued in the future under the Certificate of Incorporation may adversely affect the rights of holders of Common Stock.

COMMON STOCK

     Voting Rights. Each holder of shares of Common Stock is entitled to attend all special and annual meetings of the stockholders of the Company and, share-for-share and without regard to class, together with the holders of all other classes of stock entitled to attend such meetings and to vote (except any class or series of stock having special voting rights), to cast one vote for each outstanding share of Common Stock so held upon any matter or thing (including, without limitation, the election of one or more directors) properly considered and acted upon by the stockholders.

     Liquidation Rights. In the event of any dissolution, liquidation, or winding up of the Company, whether voluntary or involuntary, the holders of the Common Stock and holders of any class or series of stock entitled to participate therewith, as to the distribution of assets in such event, shall become entitled to participate in the distribution of any assets of the Company remaining after the Company shall have paid, or provided for payment of, all debts and liabilities of the Company and after the Company shall have paid, or set aside for payment, to the holders of any class of stock having preference over the Common Stock in the event of dissolution, liquidation or winding up the full preferential amounts (if any) to which they are entitled.

     Dividends. Dividends may be paid on the Common Stock and on any class or series of stock entitled to participate therewith as to dividends but only when and as declared by the Board of Directors.

     Other. The Common Stock is not redeemable, does not have any conversion rights and is not subject to call. Holders of Common Stock have no pre-emptive right to maintain their respective percentage of ownership in future offers and sales of stock by the Company.

PREFERRED STOCK

     The Certificate of Incorporation authorizes the Board of Directors, from time to time and without further stockholder action, to provide for the issuance of up to 1,000,000 shares of Preferred Stock, in one or more series, and to fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. The Company presently has authorized, issued and outstanding 22,500 shares of Series A Convertible Preferred Stock. The Company presently has authorized 7,500 shares of Series B Convertible Preferred Stock, none of which has been issued. Effective upon consummation of the Offering, the Series A Convertible Preferred Stock will be converted into 7,500,000 shares of Common Stock and the option to acquire Series B Convertible Preferred Stock will be terminated and the holders will receive a number of shares of Common Stock equal to $4.5 million divided by the assumed public offering price of $8.00 per share (the mid-point of the anticipated price range set forth on the cover page of this Prospectus) less underwriting discounts and commissions. As the result, no shares of any series of such preferred stock will be outstanding, and there are no agreements or understandings for the issuance of any such preferred stock. Because of its broad discretion with respect to the creation and issuance of Preferred Stock without stockholder approval, the Board of Directors could adversely affect the voting power of the holders of Common Stock and, by issuing shares of Preferred Stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of the Company.

REGISTRATION RIGHTS

     The holders of approximately 13,307,277 shares of Common Stock (including shares of Common Stock issuable upon exercise of options or warrants or conversion of convertible securities) and their permitted transferees (the "Holders") are entitled to certain rights with respect to the registration of such shares under the Securities Act.

     Registration Rights Granted in Connection with Capital Raising
Activities. In connection with its capital raising activities since May 1993, the Company has granted registration rights to holders of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and warrants to purchase Common Stock. Pursuant to these registration rights agreements, the Company is required to notify the Holders of the Company's intent to register any of its Common Stock under the Securities Act and to allow such Holders an opportunity to include their shares of Common Stock in the Company's registration. The Company has complied with these notification requirements in connection with the Offering. These "piggyback" registration rights are subject to certain limitations and restrictions, including the right of the underwriters of an underwritten offering to limit the number of shares offered in such registration if such underwriter determines that the number of shares requested to be registered cannot be underwritten. The Holders also have the right to demand that the Company register for sale the shares of Common Stock owned by them or which may be issued on conversion of the Series A Convertible Preferred Stock or Series B Convertible Preferred Stock or exercise of the warrants.

     Notwithstanding the fact that the contractual rights described above still exist, the Holders of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, who upon consummation of the Offering will hold only shares of Common Stock, may dispose of some or all of their shares of Common Stock pursuant to Rule 144 under the Securities Act. See "Shares Eligible for Future Sale."

     Registration Rights Granted in Connection with Acquisitions. In connection with acquisitions, the Company has granted to Holders certain demand and/or piggy-back registration rights. The Holders of 4,806,767 shares have the right to require the Company to register their shares of Common Stock owned by them and to allow such Holders the opportunity to include their shares in the Company's registration statement. The Company has complied with these notification requirements in connection with the Offering. These piggy-back registration rights are subject to the same limitations and restrictions discussed above. The Holders who have owned their shares of Common Stock for at least one year may dispose of some or all of these shares pursuant to Rule 144 under the Securities Act. See "Shares Eligible for Future Sale."

     In each of the above instances, subject to certain limitations and conditions, including provisions granting certain preferences, such registrations may include securities sold for the account of the Company or other stockholders, or both.

     The Company is required to bear all the expenses relating to the sale of the Holders' securities under registrations, except for underwriting discounts and commissions, including the fees and expenses of the Holders' counsel and filing fees related to the registration statement. The Company also is obligated to indemnify the Holders whose shares are included in any of the Company's registrations against certain losses and liabilities, including liabilities under the Securities Act and state securities laws.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     The Company is subject to the provisions of Section 203 of the DGCL. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stock-holder" for a period of three years after the person becomes an interested stockholder, unless (i) prior to such time the transaction which resulted in the stockholder becoming an interested stockholder was approved by the Company's Board of Directors, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the commencement of the transaction, subject to certain exceptions, or (iii) at or subsequent to such time, the business combination is approved by the Company's Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the Company's outstanding voting stock not owned by the interested stockholder. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the Company's voting stock. Such provisions could render the Company more difficult to be acquired pursuant to an unfriendly acquisition by a third party by making it more difficult for such person to obtain control of the Company without the approval of the Board of Directors.

     The Company has included in its Certificate of Incorporation provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the DGCL and to indemnify its directors and officers to the fullest extent permitted by Section 145 of the DGCL.

TRANSFER AGENT AND REGISTRAR

     The Company's transfer agent and registrar for the Common Stock is Continental Stock Transfer and Trust Company, New York, New York. The Company acts as the transfer agent and registrar for all classes of Preferred Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have outstanding 24,713,546 shares of Common Stock (26,220,521 shares if the Underwriters' over-allotment option is exercised in full). The 10,046,500 shares sold in the Offering (11,553,475 shares if the Underwriters' over-allotment option is exercised in full) will immediately be freely tradable, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144, as described below. Of the remaining shares, approximately 11,414,404 shares will be "restricted securities" as defined in Rule 144 or are held by "affiliates" of the Company within the meaning of the Securities Act and not covered by an effective registration statement and, accordingly none of these securities may be sold unless they are registered under the Securities Act or sold pursuant to an exemption from registration. See "Description of Capital Stock -- Registration Rights."

     In general, under Rule 144, a person who has beneficially owned shares for at least one year, including an "affiliate," as that term is defined in the Securities Act, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock (approximately 247,135 shares after the completion of the Offering), or the average weekly trading volume during the four calendar weeks preceding filing of notice of such sale, subject to certain requirements concerning availability of public information, manner and notice of sale. Of the 11,414,404 "restricted securities," 464,725 shares of Common Stock will not be subject to lock-up agreements (as described below) or to contractual resale restrictions and will be eligible for sale under Rule 144 subject to certain volume and other limitations during the 180-day period after the date of this Prospectus.

     The Company, its directors and executive officers, the Selling Stockholders and certain other securityholders of the Company, owning upon completion of the Offering, in the aggregate 10,305,145 shares of Common Stock have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any other securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company for a period of 180 days after the date of this Prospectus (the "Lock-Up Period"), without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that during such period, shares of Common Stock may be issued in connection with acquisitions (including issuances of options, warrants and convertible notes in connection therewith) and upon the exercise or conversion of employee stock options, warrants and convertible notes outstanding on the date of this Prospectus, and the Company may issue employee stock options which are exercisable after the 180th day after the date of this Prospectus. The Company will not grant registration rights to any person where such rights are exercisable less than 180 days after the date of this Prospectus (and the persons acquiring such securities in acquisition transactions that are not "restricted securities" (as defined in Rule 144) shall execute and deliver to Prudential Securities Incorporated lock-up agreements with respect to such securities). Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares subject to such lock-up agreements. Upon expiration of the Lock-Up Period, 10,834,890 shares of Common Stock that are "restricted securities" will be eligible for sale in the public market subject to the limitations of Rule 144. Beginning in October 1998, 638,776 "restricted" shares of Common Stock not subject to lock-up agreements from time to time will become available for public sale, subject to the provisions of Rule 144 (including the volume restrictions).

     Pursuant to certain contractual arrangements, the holders of an additional 544,687 shares of Common Stock are restricted from making any public sale of such shares for a period of 180 days after the date of this Prospectus.

     The Company has an effective registration statement covering an aggregate of up to 2,000,000 shares available for issuance upon the exercise of options granted under the Plan, including 1,789,718 shares subject to options which are outstanding as of June 30, 1998. An additional 1,500,000 shares of Common Stock are reserved for issuance under the Plan, subject to stockholder approval.

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated, BancAmerica Robertson Stephens and Janney Montgomery Scott Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth below opposite their respective names:

                                                                    NUMBER
    UNDERWRITER                                                    OF SHARES
    -----------                                                   -----------
    Prudential Securities Incorporated..........................
    BancAmerica Robertson Stephens..............................
    Janney Montgomery Scott Inc.................................

                                                                  -----------
    Total.......................................................   10,046,500
                                                                  ===========

     The Company and the Selling Stockholders are obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

     The Underwriters, through the Representatives, have advised the Company and the Selling Stockholders that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus;
that the Underwriters may allow to selected dealers a concession of $     per
share; and that such dealers may reallow a concession of $     per share to
certain other dealers. After the Offering, the public offering price and the concessions may be changed by the Representatives.

     The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 1,506,975 additional shares of Common Stock at the public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 10,046,500.

     The Company, its directors and executive officers, the Selling Stockholders and certain other securityholders of the Company have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any other securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that during such period, shares of Common Stock may be issued in connection with acquisitions (including issuances of options, warrants and convertible notes in connection therewith) and upon the exercise or conversion of employee stock options, warrants and convertible notes outstanding on the date of this Prospectus (and the persons acquiring such securities in acquisition transactions that are not "restricted securities" (as defined in Rule 144) shall execute and deliver to Prudential Securities Incorporated lock-up agreements with respect to such securities), and the Company may issue employee stock options which are exercisable after the 180th day after the date of this Prospectus. The Company will not grant registration rights to any person where such rights are exercisable less than 180 days after the date of this Prospectus. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares of Common Stock subject to such lock-up agreements.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

     Prior to the Offering, there has been a relatively limited and sporadic public market for the Company's Common Stock. See "Price Range of Common Stock." Because trading in the Common Stock has been limited, there is no direct relationship between the public offering price of the Common Stock in the Offering and the current trading price of the Common Stock. Consequently, the public offering price for the Common Stock will be determined by negotiations among the Company, the Selling Stockholders and the Representatives. Among the factors to be considered in such negotiations will be prevailing market conditions, the results of operations of the Company in recent periods, the market capitalization and state of development of other companies which the Company and the Representatives of the Underwriters believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

     In connection with this Offering, certain Underwriters or their respective affiliates who are qualified market makers on the Nasdaq SmallCap Market may engage in passive market making transactions in the Common Stock of the Company on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act during the business day prior to the pricing of the Offering before the commencement of offers and sales of Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security, if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

     In connection with the Offering, certain Underwriters (and selling group members, if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 1,506,975 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to previously. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of the other Underwriters, the selling concession with respect to the Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if any is undertaken, it may be discontinued at any time.

     Prudential Securities Incorporated acted as the placement agent in 1996 in connection with the sale of the Company's Series A Convertible Preferred Stock for which it has received customary compensation, including the issuance of warrants to purchase shares of Common Stock of the Company. Prudential Securities Incorporated has exercised certain of its warrants and now holds 206,010 shares of Common Stock and warrants to purchase 75,000 shares of Common Stock.

                                 LEGAL MATTERS

     Certain legal matters, including the legality of the issuance of the shares of Common Stock, are being passed upon for the Company by Stroock & Stroock & Lavan LLP, New York, New York. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1996 and 1997 and for each of the years in the two-year period ended December 31, 1997, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The report of KPMG Peat Marwick LLP covering the December 31, 1997 financial statements contains an explanatory paragraph that states that KPMG Peat Marwick LLP also audited the combination of the consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1995, after restatement for the 1997 pooling-of-interests.

     The consolidated financial statements of the Company for the year ended December 31, 1995, not presented separately herein, have been referenced in the Registration Statement in reliance upon the report of Freed Maxick Sachs & Murphy, P.C., independent certified public accountants not presented separately herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of A&A Court Reporters, Inc. and Affiliate, Kerns & Gradillas, Inc., A-L Associates, Inc. and Affiliate and Hamilton-Legato Deposition Centers, Inc. as of and for the year ended December 31, 1997, have been included herein and in the registration statement in reliance upon the report of Freed Maxick Sachs & Murphy, P.C., independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company's principal executive offices are located at 750 "B" Street, Suite 2350, San Diego, California 92101, telephone (800) 496-4969. The Company is subject to the informational requirements of the Exchange Act. In accordance with the Exchange Act, the Company files proxy statements, reports and other information with the SEC. This filed material can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices in Chicago, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and in New York, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a Web Site address which contains reports, proxy and information statements and other information regarding the registrants that file electronically with the SEC. The address of such site is http://www.sec.gov. Such materials can also be inspected at the office of the Boston Stock Exchange, One Boston Place, Boston, Massachusetts 02108 on which exchange the Company's Common Stock is listed.

     The Company has filed with the SEC a Registration Statement on Form S-1 (together with any amendments thereto, the "Registration Statement") under the Securities Act with respect to the registration of the Common Stock offered herein. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. With respect to statements contained in this Prospectus as to the contents of any contract or documents referred to herein, reference is made to the copy of such documents filed as an exhibit to the Registration Statement or such other documents, which may be examined without charge at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the SEC as indicated above upon payment of the fees prescribed by the SEC. Each such statement is qualified in its entirety by such reference.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES
Unaudited Pro Forma As Adjusted Condensed Consolidated
  Financial Statements:.....................................     F-3
  Pro Forma As Adjusted Condensed Consolidated Balance
     Sheet -- March 31, 1998................................     F-4
  Pro Forma As Adjusted Condensed Consolidated Statement of
     Income -- Year Ended
     December 31, 1997......................................     F-5
  Pro Forma As Adjusted Condensed Consolidated Statement of
     Income -- Three Months Ended March 31, 1998............     F-6
Independent Auditors' Report................................     F-7
Independent Auditor's Report................................     F-8
Consolidated Financial Statements:
  Balance Sheets -- December 31, 1996 and 1997..............     F-9
  Statements of Operations -- Years ended December 31, 1995,
     1996 and 1997..........................................    F-10
  Statements of Stockholders' Equity -- Years ended December
     31, 1995, 1996 and 1997................................    F-11
  Statements of Cash Flows -- Years ended December 31, 1995,
     1996 and 1997..........................................    F-12
  Notes to Consolidated Financial Statements................    F-13
Condensed Consolidated Financial Statements:
  Balance Sheets -- December 31, 1997 and March 31, 1998
     (Unaudited)............................................    F-29
  Statements of Operations -- Three Months Ended March 31,
     1997 and 1998 (Unaudited)..............................    F-30
  Statements of Cash Flows -- Three Months Ended March 31,
     1997 and 1998 (Unaudited)..............................    F-31
  Notes to Condensed Consolidated Financial Statements......    F-32

A&A COURT REPORTERS, INC. AND AFFILIATE
Independent Auditor's Report................................    F-36
Combined Financial Statements:
  Balance Sheet -- December 31, 1997........................    F-37
  Statement of Income -- Year ended December 31, 1997.......    F-38
  Statement of Stockholder's Equity -- Year ended December
     31, 1997...............................................    F-39
  Statement of Cash Flows -- Year ended December 31, 1997...    F-40
Notes to Combined Financial Statements......................    F-41

KERNS & GRADILLAS, INC.
Independent Auditor's Report................................    F-44
Financial Statements:
  Balance Sheet -- December 31, 1997........................    F-45
  Statement of Operations and Retained Earnings -- Year
     ended December 31, 1997................................    F-46
  Statement of Cash Flows -- Year ended December 31, 1997...    F-47
Notes to Financial Statements...............................    F-48

                                                                PAGE
                                                                ----
A-L ASSOCIATES, INC. AND AFFILIATE
Independent Auditor's Report................................    F-50
Combined Financial Statements:
  Balance Sheet -- December 31, 1997........................    F-51
  Statement of Income -- Year ended December 31, 1997.......    F-52
  Statement of Cash Flows -- Year ended December 31, 1997...    F-53
Notes to Combined Financial Statements......................    F-54
Combined Financial Statements (Unaudited):
  Balance Sheet -- March 31, 1998...........................    F-58
  Statement of Income -- Three Months Ended March 31,
     1998...................................................    F-59
  Statement of Cash Flows -- Three Months Ended March 31,
     1998...................................................    F-60
Notes to Combined Financial Statements......................    F-61

HAMILTON-LEGATO DEPOSITION CENTERS, INC.
Independent Auditor's Report................................    F-62
Financial Statements:
  Balance Sheet -- December 31, 1997........................    F-63
  Statement of Operations and Retained Earnings -- Year
     ended December 31, 1997................................    F-64
  Statement of Cash Flows -- Year ended December 31, 1997...    F-65
Notes to Financial Statements...............................    F-66
Financial Statements (Unaudited):
  Balance Sheet -- March 31, 1998...........................    F-70
  Statement of Income and Retained Earnings -- Three Months
     Ended March 31, 1998...................................    F-71
  Statement of Cash Flows -- Three Months Ended March 31,
     1998...................................................    F-72
Notes to Financial Statements...............................    F-73

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES

                   UNAUDITED PRO FORMA AS ADJUSTED CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

     The Unaudited Pro Forma As Adjusted Condensed Consolidated Statements of Income of Esquire Communication Ltd. and subsidiaries (the "Company") for the year ended December 31, 1997 and three months ended March 31, 1998 have been adjusted to give effect to (i) the consummation of the 17 acquisitions completed in 1997 (collectively referred to as the "1997 Acquisitions") and the 20 acquisitions completed in 1998 (collectively referred to as the "1998 Acquisitions"); (ii) the accrual of dividends on the Series A Convertible Preferred Stock; (iii) the sale by the Company of 3,000 shares of Series A Convertible Preferred Stock; (iv) the exercise of certain warrants to purchase 529,502 shares of Common Stock at an exercise price of $4.56 per warrant; (v) the sale of the 7,500,000 shares of Common Stock offered hereby by the Company at an assumed public offering price of $8.00 per share (the mid-point of the anticipated price range set forth on the cover page of this Prospectus) and the application of the estimated net proceeds therefrom as follows, (a) approximately $54.1 million to repay debt outstanding under the Credit Agreement, (b) approximately $1.4 million to repurchase warrants to purchase 312,500 shares of Common Stock at a price equal to the assumed public offering price of $8.00 per share (the mid-point of the anticipated price range set forth on the cover page of this Prospectus) less underwriting discounts and commissions minus the $2.90 exercise price and (c) $892,000 to pay accrued dividends on the Series A Convertible Preferred Stock; (vi) the conversion of the Company's Series A Convertible Preferred Stock and of the options to acquire Series B Convertible Preferred Stock into shares of Common Stock; (vii) the exercise of warrants by Allied to purchase an aggregate of 312,500 shares of Common Stock and (viii) certain pro forma adjustments to the historical financial statements as described in the notes. The Unaudited Pro Forma As Adjusted Condensed Consolidated Balance Sheet of the Company at March 31, 1998 has been adjusted to give effect to (i) acquisitions completed subsequent to March 31, 1998 and (ii) each of the adjustments set forth above, except for clause (i) above.

     Management believes that the assumptions used in preparing the Unaudited Pro Forma As Adjusted Condensed Consolidated Financial Statements provide a reasonable basis on which to present pro forma financial data. The allocation of the purchase price of acquisitions subsequent to March 31, 1998 to the fair market value of net assets acquired is based on preliminary estimates and may change based on the completion of additional analysis. The Unaudited Pro Forma Condensed As Adjusted Consolidated Financial Statements do not purport to be indicative of the combined results of operations that actually would have occurred if the transactions described above had been effected at the dates indicated or to project future results of operations for any period. The Unaudited Pro Forma As Adjusted Condensed Consolidated Financial Statements should be read in conjunction with the Company's consolidated financial statements and the financial statements for certain of the 1998 Acquisitions and the related notes thereto included elsewhere in this Prospectus.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES

                        UNAUDITED PRO FORMA AS ADJUSTED
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1998
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                     ESQUIRE
                                  COMMUNICATIONS                       PRO FORMA         OFFERING       PRO FORMA
                                       LTD.        ACQUISITIONS(1)   ADJUSTMENTS(2)   ADJUSTMENTS(3)   AS ADJUSTED
                                  --------------   ---------------   --------------   --------------   -----------
Assets
  Current assets:
     Cash.......................     $    431          $    --          $     --         $     --       $    431
     Accounts receivable, net...       18,397            7,660                --               --         26,057
     Prepaid expenses and other
       current assets...........          693              128                --               --            821
                                     --------          -------          --------         --------       --------
       Total current assets.....       19,521            7,788                --               --         27,309
  Property and equipment, net...        3,531            1,067                --               --          4,598
  Other assets:
     Costs in excess of fair
       value of net identifiable
       assets of acquired
       businesses, net..........       79,019           27,204                --               --        106,223
     Other assets, net..........        1,192               70                --               --          1,262
                                     --------          -------          --------         --------       --------
                                     $103,263          $36,129          $     --         $     --       $139,392
                                     ========          =======          ========         ========       ========
Liabilities and Stockholders'
  Equity
  Current liabilities:
  Accounts payable..............     $  3,862          $ 2,529          $     --         $     --       $  6,391
  Accrued expenses and other
     current liabilities........        6,041            3,232               475             (892)         8,856
  Current portion of long term
     debt.......................        3,226            1,118                --               --          4,344
                                     --------          -------          --------         --------       --------
     Total current
       liabilities..............       13,129            6,879               475             (892)        19,591
  Long-term debt................       56,900           25,058            (4,906)         (54,077)        22,975
  Other liabilities.............          213               --                --               --            213
  Stockholders' equity:
     Preferred Stock............           --               --                --               --             --
     Common Stock...............           74                9                 5              159            247
     Additional paid-in
       capital..................       38,150            4,183             4,901           54,810        102,044
     Treasury stock at cost.....         (550)              --                --               --           (550)
     Notes receivable...........       (1,156)              --                --               --         (1,156)
     Accumulated deficit........       (3,497)              --              (475)              --         (3,972)
                                     --------          -------          --------         --------       --------
          Total stockholders'
            equity..............       33,021            4,192             4,431           54,969         96,613
                                     --------          -------          --------         --------       --------
                                     $103,263          $36,129          $     --         $     --       $139,392
                                     ========          =======          ========         ========       ========

---------------
(1) Gives effect to acquisitions completed subsequent to March 31, 1998 as if they occurred on March 31, 1998.

(2) Gives effect to (i) the sale by the Company of 3,000 shares of Series A Convertible Preferred Stock; (ii) the exercise of certain warrants to purchase 529,502 shares of Common Stock at an exercise price of $4.56 per warrant and (iii) the accrual of dividends on the Series A Convertible Preferred Stock subsequent to March 31, 1998.

(3) Gives effect to (i) the sale of the 7,500,000 shares of Common Stock offered hereby by the Company at an assumed public offering price of $8.00 per share (the mid-point of the anticipated price range set forth on the cover page of this Prospectus) and the application of the estimated net proceeds therefrom; (ii) the conversion of the Company's Series A Convertible Preferred Stock and of the options to acquire Series B Convertible Preferred Stock into shares of Common Stock and (iii) the exercise of warrants by Allied to purchase an aggregate of 312,500 shares of Common Stock.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES

                   UNAUDITED PRO FORMA AS ADJUSTED CONDENSED
                        CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                               ESQUIRE
                            COMMUNICATIONS        1997              1998          PRO FORMA     OFFERING      PRO FORMA
                                 LTD.        ACQUISITIONS(1)   ACQUISITIONS(2)   ADJUSTMENTS   ADJUSTMENTS   AS ADJUSTED
                            --------------   ---------------   ---------------   -----------   -----------   -----------
Revenue...................     $53,178           $19,871           $51,395         $    --           --       $124,444
Costs and expenses:
  Operating expenses......      30,284            10,714            33,661              --           --         74,659
  General & administrative
    expenses..............      20,046(3)          7,899            15,861          (7,304)(4)       --         36,502
  Depreciation and
    amortization..........       2,522               149               426           1,673(5)        --          4,770
                               -------           -------           -------         -------       ------       --------
         Total costs and
           expenses.......      52,852            18,762            49,948          (5,631)          --        115,931
                               -------           -------           -------         -------       ------       --------
Income from operations....         326             1,109             1,447           5,631           --          8,513
Other expense (income),
  net.....................       2,656               (12)               (2)            395(6)      (640)(6)      2,397
                               -------           -------           -------         -------       ------       --------
Income before provision
  for income taxes........      (2,330)            1,121             1,449           5,236          640          6,116
Provision for income
  taxes(7)................        (932)              448               580           2,094          256          2,446
                               -------           -------           -------         -------       ------       --------
Net income (loss).........      (1,398)              673               869           3,142          384          3,670
Dividends on preferred
  stock...................        (702)               --                --              --          702(8)          --
                               -------           -------           -------         -------       ------       --------
Net income (loss)
  applicable to common
  stockholders............     $(2,100)          $   673           $   869         $ 3,142       $1,086       $  3,670
                               =======           =======           =======         =======       ======       ========
Net income per common
  share (diluted).........     $ (0.38)                                                                       $   0.15
                               =======                                                                        ========
Weighted average shares
  outstanding (diluted)...   5,630,285                                                                       24,397,597

---------------
(1) Gives effect to the 1997 Acquisitions as if they occurred on January 1, 1997.

(2) Gives effect to the 1998 Acquisitions as if they occurred on January 1, 1997.

(3) Includes approximately $1.3 million expense relating to an officer's termination agreement and termination expenses relating to certain marketing activities, as well as approximately $922,000 of costs incurred in connection with an acquisition accounted for under the pooling of interests method of accounting.

(4) Gives effect to pro forma reductions in compensation expense for the difference between the actual compensation paid to certain owners of the acquired companies and the compensation negotiated in conjunction with the 1997 Acquisitions and the 1998 Acquisitions.

(5) Gives effect to pro forma adjustments for the amortization of goodwill which would have been recorded relating to the 1997 Acquisitions and the 1998 Acquisitions. Goodwill is amortized over a period of 40 years.

(6) Gives effect to (i) the net reduction in interest expense which would have resulted from the reduction of indebtedness under the Credit Agreement from the application of the net proceeds of the Offering and (ii) the increase in interest expense resulting from notes issued in connection with the 1997 Acquisitions and the 1998 Acquisitions.

(7) Income taxes have been provided for at an assumed rate of 40%, assuming that the amortization of goodwill is deductible for tax purposes.

(8) Reflects the reduction of dividends resulting from the conversion of the Company's Series A Convertible Preferred Stock into shares of Common Stock effective upon consummation of the Offering.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES

                   UNAUDITED PRO FORMA AS ADJUSTED CONDENSED
                        CONSOLIDATED STATEMENT OF INCOME
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                       ESQUIRE
                                    COMMUNICATIONS        1998          PRO FORMA     OFFERING      PRO FORMA
                                         LTD.        ACQUISITIONS(1)   ADJUSTMENTS   ADJUSTMENTS   AS ADJUSTED
                                    --------------   ---------------   -----------   -----------   -----------
Revenue...........................     $20,685           $10,138         $    --       $   --        $30,823
Costs and expenses:
  Operating expenses..............      11,398             6,370              --           --         17,768
  General & administrative
     expenses.....................       6,401             3,462          (1,034)(2)       --          8,829
  Depreciation and amortization...         995                77             195(3)        --          1,267
                                       -------           -------         -------       ------        -------
Total costs and expenses..........      18,794             9,909            (839)          --         27,864
                                       -------           -------         -------       ------        -------
Income from operations............       1,891               229             839                       2,959
Other expense (income) net........       1,241                --              70(4)      (755)(4)        556
                                       -------           -------         -------       ------        -------
Income before provision for income
  taxes...........................         650               229             769          755          2,403
Provision for income taxes(5).....         260                92             308          302            962
                                       -------           -------         -------       ------        -------
Net income (loss).................         390               137             461          453          1,441
Dividends on preferred stock......        (267)               --              --          267(6)          --
                                       -------           -------         -------       ------        -------
Net income (loss) applicable to
  common stockholders.............     $   123           $   137         $   461       $  720        $ 1,441
                                       =======           =======         =======       ======        =======
Net income per common share
  (diluted).......................     $  0.01                                                       $  0.06
                                       =======                                                       =======
Weighted average shares
  outstanding (diluted)...........  16,181,092                                                     25,604,595

---------------
(1) Gives effect to the 1998 Acquisitions as if they occurred on January 1, 1998.

(2) Gives effect to pro forma reductions in compensation expense for the difference between the actual compensation paid to certain owners of the acquired companies and the compensation negotiated in conjunction with the 1998 Acquisitions.

(3) Gives effect to pro forma adjustments for the amortization of goodwill which would have been recorded relating to the 1998 Acquisitions. Goodwill is amortized over a period of 40 years.

(4) Gives effect to (i) the net reduction in interest expense which would have resulted from the reduction of indebtedness under the Credit Agreement from the application of the net proceeds of the Offering and (ii) the increase in interest expense resulting from notes issued in connection with the 1998 Acquisitions.

(5) Income taxes have been provided for at an assumed rate of 40%, assuming that the amortization of goodwill is deductible for tax purposes.

(6) Reflects the reduction of dividends resulting from the conversion of the Company's Series A Convertible Preferred Stock into shares of Common Stock effective upon consummation of the Offering.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Esquire Communications Ltd.:

     We have audited the accompanying consolidated balance sheets of Esquire Communications Ltd. and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Esquire Communications Ltd. and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the two year period ended December 31, 1997, in conformity with generally accepted accounting principles.

     We also audited the combination of the accompanying consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1995, after restatement for the 1997 pooling-of-interests; in our opinion, such consolidated statements have been properly combined on the basis described in Note 2 of the notes to the consolidated financial statements.

                                          KPMG PEAT MARWICK LLP

San Diego, California
March 27, 1998

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Esquire Communications Ltd.

     We have audited the consolidated balance sheet of Esquire Communications Ltd. and subsidiaries as of December 31, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended (not presented separately herein). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Esquire Communications Ltd. and subsidiaries as of December 31, 1995, and the results of their operations and their cash flows for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          FREED MAXICK SACHS & MURPHY, P.C.

Buffalo, New York
January 27, 1996

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                1996       1997
                                                              --------    -------
                                                              (NOTE 2)
                                ASSETS (PLEDGED)
Current assets:
  Cash......................................................  $   186     $   116
  Accounts receivable, less allowance for doubtful accounts
     of $380 in 1996 and $1,334 in 1997.....................    8,027      14,621
  Prepaid expenses..........................................      903         639
  Deferred tax asset........................................      102          --
                                                              -------     -------
          Total current assets..............................    9,218      15,376
Property and equipment, net.................................    2,041       3,056
Cost in excess of fair value of net identifiable assets of
  acquired businesses, less accumulated amortization of
  $1,516 in 1996 and $2,878 in 1997.........................   19,681      62,763
Deferred tax asset..........................................       38          --
Other assets, less accumulated amortization of $364 in 1996
  and $714 in 1997..........................................      856       1,656
                                                              -------     -------
                                                              $31,834     $82,851
                                                              =======     =======
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $ 2,083     $ 3,616
  Accrued expenses..........................................    1,414       5,622
  Unearned revenue..........................................       --         105
  Current portion of long-term debt, including related
     parties................................................    2,149       4,361
                                                              -------     -------
          Total current liabilities.........................    5,646      13,704
Long-term debt, including related parties...................   12,990      45,442
Other liabilities...........................................      267         165
                                                              -------     -------
          Total liabilities.................................   18,903      59,311
Stockholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares
     authorized in series:
     Series A convertible preferred stock 22,500 shares
      authorized; 7,500 and 15,000 shares issued and
      outstanding in 1996 and 1997, respectively; $7,500 and
      $15,000 aggregate liquidation preference in 1996 and
      1997, respectively....................................       --          --
  Common stock, $.01 par value, 25,000,000 shares
     authorized; 5,185,256 and 7,049,898 shares issued in
     1996 and 1997, respectively; 4,751,756 and 6,866,398
     shares outstanding in 1996 and 1997, respectively......       43          63
  Additional paid-in capital................................   14,911      29,063
  Treasury stock, at cost -- 433,500 shares in 1996 and
     183,500 shares in 1997.................................   (1,300)       (550)
  Notes receivable -- stockholder...........................       --      (1,156)
  Accumulated deficit.......................................     (723)     (3,880)
                                                              -------     -------
          Total stockholders' equity........................   12,931      23,540
                                                              -------     -------
Commitments and contingencies...............................
                                                              $31,834     $82,851
                                                              =======     =======

          See accompanying notes to consolidated financial statements.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                              1995         1996         1997
                                                            ---------    ---------    ---------
                                                            (NOTE 2)     (NOTE 2)
Revenue...................................................  $  26,781    $  29,501    $  53,178
Costs and expenses:
  Operating expenses......................................     15,095       16,662       30,284
  General and administrative expenses.....................      8,647       10,585       20,046
  Depreciation and amortization...........................      1,051        1,198        2,522
                                                            ---------    ---------    ---------
Total costs and expenses..................................     24,793       28,445       52,852
                                                            ---------    ---------    ---------
          Income from operations..........................      1,988        1,056          326
Other income (expense):
  Interest expense........................................     (1,092)      (1,225)      (2,697)
  Interest income.........................................         12            6           41
  Other...................................................        (13)           3           --
                                                            ---------    ---------    ---------
                                                               (1,093)      (1,216)      (2,656)
                                                            ---------    ---------    ---------
          Income (loss) before provision for income taxes
            and extraordinary item........................        895         (160)      (2,330)
Provision for income taxes................................        574          216          125
                                                            ---------    ---------    ---------
Income (loss) before extraordinary item...................        321         (376)      (2,455)
Extraordinary item -- loss on early extinguishment of
  debt, net of tax benefit of $104........................         --          157           --
                                                            ---------    ---------    ---------
          Net income (loss)...............................        321         (533)      (2,455)
Dividends on preferred stock..............................         --          (75)        (702)
                                                            ---------    ---------    ---------
          Net income (loss) applicable to common
            stockholders..................................  $     321    $    (608)   $  (3,157)
                                                            =========    =========    =========
Net income (loss) per common share:
  Basic:
     Net income (loss) before extraordinary item..........  $    0.06    $   (0.09)   $   (0.56)
     Extraordinary item...................................         --        (0.03)          --
                                                            ---------    ---------    ---------
     Net income (loss)....................................  $    0.06    $   (0.12)   $   (0.56)
                                                            =========    =========    =========
     Weighted-average shares outstanding..................  4,979,775    4,959,152    5,630,285
  Diluted:
     Net income (loss) before extraordinary item..........  $    0.06    $   (0.09)   $   (0.56)
     Extraordinary item...................................         --        (0.03)          --
                                                            ---------    ---------    ---------
     Net income (loss)....................................  $    0.06    $   (0.12)   $   (0.56)
                                                            =========    =========    =========
     Weighted-average shares outstanding..................  5,050,800    4,959,152    5,630,285

          See accompanying notes to consolidated financial statements.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)

                                SERIES A       COMMON STOCK      ADDITIONAL                                             TOTAL
                                PREFERRED   ------------------    PAID-IN     TREASURY     NOTES      ACCUMULATED   STOCKHOLDERS'
                                  STOCK      SHARES     AMOUNT    CAPITAL      STOCK     RECEIVABLE     DEFICIT        EQUITY
                                ---------   ---------   ------   ----------   --------   ----------   -----------   -------------
Balance, December 31, 1994, as
  previously reported.........     $--      4,049,900    $40      $ 7,491     $    --     $    --       $  (623)      $  6,908
Adjustment for pooling of
  interests (note 2)..........     --         854,427     --           --          --          --           187            187
                                   --       ---------    ---      -------     -------     -------       -------       --------
Balance, December 31, 1994, as
  restated....................     --       4,904,327     40        7,491          --          --          (436)         7,095
Issuance of common stock in
  connection with acquisition
  of business.................     --          76,923      1          212          --          --            --            213
Net income....................     --              --     --           --          --          --           321            321
                                   --       ---------    ---      -------     -------     -------       -------       --------
Balance, December 31, 1995....     --       4,981,250     41        7,703          --          --          (115)         7,629
Issuance of common stock in
  connection with acquisitions
  of businesses...............     --         204,006      2          508          --          --            --            510
Purchase of treasury stock....     --        (433,500)    --           --      (1,300)         --            --         (1,300)
Dividends on preferred
  stock.......................     --              --     --           --          --          --           (75)           (75)
Issuance of 7,500 shares of
  Series A convertible
  preferred stock, net of
  issuance costs..............     --              --     --        6,700          --          --            --          6,700
Net loss......................     --              --     --           --          --          --          (533)          (533)
                                   --       ---------    ---      -------     -------     -------       -------       --------
Balance, December 31, 1996....     --       4,751,756     43       14,911      (1,300)         --          (723)        12,931
Issuance of common stock in
  connection with acquisitions
  of businesses...............     --       1,356,000     14        5,680          --          --            --          5,694
Issuance of common stock in
  connection with warrant
  exchange offering, net of
  issuance costs..............     --         184,896      2         (177)         --          --            --           (175)
Exercise of non-employee
  warrants....................     --         153,081      2          224          --          --            --            226
Exercise of employee stock
  options.....................     --          70,665      1          278          --          --            --            279
Reissuance of treasury stock
  in connection with exercise
  of employee stock options
  for note receivable.........     --         250,000     --           31         750        (781)           --             --
Issuance of stock options to
  non-employees...............     --              --     --          632          --          --            --            632
Dividends on preferred
  stock.......................     --              --     --           --          --          --          (702)          (702)
Exercise of employee stock
  options for note
  receivable..................     --         100,000      1          374          --        (375)           --             --
Issuance of 7,500 shares of
  Series A convertible
  preferred stock, net of
  issuance costs..............     --              --     --        7,110          --          --            --          7,110
Net loss......................     --              --     --           --          --          --        (2,455)        (2,455)
                                   --       ---------    ---      -------     -------     -------       -------       --------
Balance, December 31, 1997....     $--      6,866,398    $63      $29,063     $  (550)    $(1,156)      $(3,880)      $ 23,540
                                   ==       =========    ===      =======     =======     =======       =======       ========

          See accompanying notes to consolidated financial statements.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)

                                                                1995        1996        1997
                                                              --------    --------    --------
                                                              (NOTE 2)    (NOTE 2)
Cash flows from operating activities:
  Net (loss) income.........................................  $   321     $  (533)    $ (2,455)
  Adjustments to reconcile net (loss) income to net cash
     provided by (used in) operating activities:
     Depreciation and amortization..........................    1,051       1,198        2,522
     Commission expense related to grant of stock options...       --          --          329
     Deferred income taxes..................................       23        (168)         140
     Extraordinary item.....................................       --         157           --
     (Increase) decrease in assets:
       Accounts receivable..................................     (613)     (1,284)      (2,815)
       Prepaid expenses.....................................        7        (427)         205
     Increase (decrease) in liabilities:
       Accounts payable, accrued expenses and unearned
          revenue...........................................      122         845        1,753
       Other long-term liabilities..........................       (6)         37          (95)
                                                              -------     -------     --------
          Net cash provided by (used in) operating
            activities......................................      905        (175)        (416)
                                                              -------     -------     --------
Cash flows from investing activities:
  Acquisitions of businesses................................     (642)     (3,958)     (34,866)
  Increase in other assets..................................     (104)       (314)        (620)
  Purchases of property and equipment.......................     (273)       (952)        (737)
                                                              -------     -------     --------
          Net cash used in investing activities.............   (1,019)     (5,224)     (36,223)
                                                              -------     -------     --------
Cash flows from financing activities:
  Proceeds from long-term debt..............................       --       8,218       31,846
  Payment of preferred stock dividends......................       --          --         (627)
  Principal payments on long-term debt......................     (822)     (6,317)      (1,552)
  Repayment under bank line of credit, net..................    1,100      (1,600)          --
  Deferred financing costs..................................       --        (287)        (538)
  Proceeds from exercise of employee stock options..........       --          --          279
  Proceeds from issuance of common stock warrants...........        6          --           --
  Purchase of treasury stock................................       --      (1,300)          --
  Warrant exchange offering issuance costs..................       --          --         (175)
  Proceeds from issuance of Series A preferred stock, net...       --       6,700        7,110
  Proceeds from exercise of warrants, net...................       --          --          226
                                                              -------     -------     --------
          Net cash provided by financing activities.........      284       5,414       36,569
                                                              -------     -------     --------
Net increase (decrease) in cash.............................      170          15          (70)
Cash at beginning of year...................................        1         171          186
                                                              -------     -------     --------
Cash at end of year.........................................  $   171     $   186     $    116
                                                              =======     =======     ========

          See accompanying notes to consolidated financial statements.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1996 AND 1997
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

  Principles of Consolidation and Description of Business

     The accompanying consolidated financial statements include the financial statements of Esquire Communications Ltd. and its subsidiaries, all of which are wholly-owned (collectively, the Company). All significant intercompany accounts and transactions have been eliminated.

     The Company is a court reporting firm providing printed and computerized transcripts, and video recordings of testimony from depositions to the legal profession, primarily in the New York City metropolitan, Washington, D.C., Southern California, San Francisco, Philadelphia, Chicago, Fort Lauderdale, Denver and San Antonio areas.

  Revenue Recognition

     Revenue and the related direct costs of court reporters and transcribers are recognized when services rendered are billable, which generally occurs at the time the final documents are transcribed and completed.

  Property and Equipment

     Property and equipment are recorded at cost. Depreciation is computed using both accelerated and straight-line methods over the estimated useful life of the assets. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or lease terms. Maintenance and repairs are charged to expense as incurred while improvements are capitalized.

  Goodwill and Other Intangible Assets

     The cost in excess of the fair values of net identifiable tangible and intangible assets of acquired businesses, goodwill, is amortized using the straight-line method over periods ranging from 25 to 40 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

     Other intangible assets consisting of customer lists, covenants not to compete, and deferred financing costs, are amortized using the straight-line method over the assets' respective estimated lives or terms, typically no more than ten years.

     Amortization expense for fiscal years 1995, 1996 and 1997 related to intangible assets was $699, $824 and $1,824, respectively.

  Income Taxes

     The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES

  Income (Loss) Per Common Share

     In December 1997, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share. SFAS No. 128 supersedes Accounting Principles Board (APB) Opinion No. 15 and replaces primary and fully diluted earnings per share (EPS) under APB Opinion No. 15 with basic and diluted EPS. Unlike primary EPS, basic EPS excludes the dilutive effects of options, warrants and other convertible securities. Diluted EPS reflects the potential dilution of securities that could share in the earnings of the Company's net earnings per common share. Options, warrants and convertible preferred stock with a dilutive effect of 19,869 and 5,434,432 shares were excluded from the computations of net loss per common share for the years ended December 31, 1996 and 1997, respectively, as their effect is anti-dilutive.

     The following table sets forth the computation of basic and diluted income
(loss) per share based on the requirements of SFAS No. 128:

                                                        YEARS ENDED DECEMBER 31,
                                                 --------------------------------------
                                                    1995          1996          1997
                                                 ----------    ----------    ----------
                                                  (NOTE 2)      (NOTE 2)
Numerator:
  Net (loss) income............................  $      321    $     (533)   $   (2,455)
  Less preferred stock dividends...............          --           (75)         (702)
                                                 ----------    ----------    ----------
Numerator for basic and diluted income per
  share -- income available to common
  stockholders.................................  $      321    $     (608)   $   (3,157)
                                                 ==========    ==========    ==========
Denominator for basic income per share --
  weighted-average shares......................   4,979,775     4,959,152     5,630,285
Effect of dilutive securities -- warrants......      71,025            --            --
                                                 ----------    ----------    ----------
Denominator for dilutive income per share --
  weighted-average shares......................   5,050,800     4,959,152     5,630,285
                                                 ==========    ==========    ==========

  Accounting for Stock-Based Compensation

     The Company accounts for its stock option plans in accordance with the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and the Company provides pro forma net income disclosures for employee stock option grants made as if the Company had adopted the fair value method under SFAS No. 123 Accounting for Stock-Based Compensation.

  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

     The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or change in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES

  Fair Value of Financial Instruments

     The carrying value of cash, accounts receivable, current maturities of long-term debt, accounts payable and accrued expenses approximate their fair value because of the short-term maturity of these instruments. The carrying value of long-term debt approximates its fair value as such amounts bear rates of interest which approximate the Company's current borrowing rate for instruments with similar terms.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2) BUSINESS COMBINATIONS

  Purchase Business Combinations

     1995 Acquisition

     Effective January 27, 1995, the Company acquired the assets and liabilities of Coleman, Haas, Martin & Schwab (CHMS), Inc., a California-based court reporting company, and entered into consulting and noncompetition agreements for the total consideration of $1,413 consisting of cash in the amount of $400, promissory notes in the aggregate of $800 with interest at 9% payable monthly over seven years, and 76,923 unregistered shares of the Company's common stock valued at $213. In addition, the purchase agreement provided for an additional $150 payment based upon the attainment of certain revenue in 1995. The principal amount payable under one of the promissory notes is subject to adjustment based upon revenue levels attained in 1995 and 1996. As a result, the principal balance increased by approximately $143 in 1996. The acquisition, accounted for under the purchase method of accounting, has resulted in the inclusion of the results of operations of CHMS from the date of acquisition. The cost in excess of fair value of net identifiable assets acquired was approximately $1,900.

     1996 Acquisitions

     On July 26, 1996, the Company acquired the assets and liabilities of Kitlas, Dickman & Associates (KDA), a court reporting agency based in San Diego, California. The acquisition, accounted for under the purchase method of accounting, has resulted in the inclusion of the results of operations of KDA from the date of acquisition, which had an immaterial effect on the operating results of the Company. The total purchase price inclusive of transaction costs, consisted of $305 in cash, $315 estimated earn out and assumption of net liabilities of $221. The cost in excess of fair value of net identifiable assets acquired, including the estimated earn out, was approximately $841.

     On October 28, 1996, the Company acquired the assets and liabilities of M&M Reporting Referral Services, Inc. (M&M), a southern California-based court reporting company. The purchase price, inclusive of transaction costs, consisted of approximately $2,991 of cash, subordinated promissory notes in the aggregate amount of $2,713 and 132,258 unregistered shares of the Company's common stock valued at $309. The principal amount of one of the notes and the cash portion of the purchase price were subject to revision based on the revenue derived from M&M's business for 12 months commencing November 1, 1996, which is expected to result in a decrease in one of the notes of $95. The Company will account for the revision as an adjustment to goodwill. The subordinated promissory notes are payable in equal quarterly installments over a period of five years, together with interest at the rate of 9% per annum. The cost in excess of fair value of net identifiable assets acquired was approximately $5,418.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES

     On November 15, 1996, the Company acquired the assets and liabilities of Sherry Roe & Associates, Inc. (SRA), a Washington, D.C.-based court reporting company. The purchase price, inclusive of transaction costs, consisted of approximately $656 of cash, subordinated promissory notes in the aggregate amount of $530 and 71,748 unregistered shares of the Company's common stock valued at $200. The principal amount of one of the notes and cash portion of the purchase price are subject to revision based on the revenue derived from SRA's business for 24 months commencing December 1, 1996. The Company will account for any such revisions as an adjustment to goodwill when such contingencies are resolved. The subordinated promissory notes are payable in equal quarterly installments over a period of six years, together with interest at the rate of 8% per annum. The cost in excess of fair value of net identifiable assets acquired was approximately $1,155.

     1997 Acquisitions

     On January 3, 1997, the Company acquired the assets and liabilities of Nevill & Swinehart and Pelletier & Jones, both southern California-based court reporting companies, and entered into consulting and noncompetition agreements for an aggregate consideration of $2,560 consisting of cash in the amount of $1,550, subordinated promissory notes and installment payments in the aggregate amount of $735 payable in equal quarterly installments over a period of six years, and 100,000 unregistered shares of the Company's common stock valued at $220. The purchase price for these companies was amended on July 1, 1997, with the issuance of additional subordinated promissory notes in the aggregate amount of $1,500, payable in equal quarterly installments over a period of five years. The cost in excess of fair value of net identifiable assets acquired was approximately $3,663, and other intangible assets of approximately $375 were recognized.

     On May 28, 1997, the Company acquired the assets and liabilities of Wolfe, Rosenberg & Associates, Inc. (WRA), a court reporting agency based in Chicago, Illinois. The purchase price, inclusive of transaction costs, consisted of approximately $6,046 paid in cash and liabilities discharged of $123. The purchase price is subject to revision based upon the revenue derived from WRA's business for 24 months commencing June 1997. The Company will account for any such revision as an adjustment to goodwill, when such contingencies are resolved. The cost in excess of fair value of net identifiable assets acquired was approximately $6,732.

     On June 13, 1997, the Company acquired the assets and liabilities of Krauss, Katz & Ackerman, Inc. (KKA), a court reporting agency based in Philadelphia, Pennsylvania. The purchase price, inclusive of transaction costs, consisted of approximately $9,354 paid in cash and liabilities discharged of $150. The purchase price was subject to an increase based upon the revenue derived from KKA's business for the 36 months ending December 31, 1999. The increase was payable in unregistered shares of the Company's common stock, up to a maximum of 300,000 shares. In November 1997, the agreement with KKA was amended to delete any increase to the purchase price, and the Company issued 300,000 unregistered shares of the Company's common stock valued at $1,560. The Company accounted for the amendment as an adjustment to goodwill. The cost in excess of fair value of net identifiable assets acquired was approximately $10,719.

     On June 18, 1997, the Company acquired the assets and liabilities of American Network Services, Inc., a court reporting referral network, based in Atlanta, Georgia. The purchase price, inclusive of transaction costs, consisted of approximately $6,683 in cash and 750,000 unregistered shares of the Company's common stock valued at $2,700. The cost in excess of fair value of net identifiable assets acquired was approximately $9,750.

     On August 29, 1997, the Company acquired substantially all the assets and liabilities of Hyatt Court Reporting & Video, Inc., a Denver, Colorado-based court reporting firm. The purchase price, inclusive of transaction costs, consisted of $691 in cash and a promissory note in the principal amount of $100. The promissory note is payable in equal quarterly installments over a period of two years, without interest. The cost in excess of fair value of net identifiable assets acquired was approximately $477, and other intangible assets of approximately $300 were recognized.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES

     On October 1, 1997, the Company acquired substantially all the assets and liabilities of Kim Tindall & Associates, a San Antonio, Texas court reporting firm. The purchase price, inclusive of transaction costs, consisted of $2,075 in cash and 120,000 unregistered shares of the Company's common stock valued at $660. The cost in excess of fair value of net identifiable assets acquired was approximately $2,260.

     On October 7, 1997 and effective October 15, 1997, the Company acquired substantially all the assets and liabilities of five court reporting firms in Fort Lauderdale, Florida, consisting of Associates/Certified Reporting, County Reporting, Justice Reporting, Lauderdale Reporting and Merit Reporting. The aggregate purchase price for the five companies, inclusive of transaction costs, consisted of $3,590 in cash, 86,000 unregistered shares of the Company's common stock valued at $554, and a $50,000 promissory note payable in 16 equal quarterly installments, with interest at the rate of 8% per annum. The cost in excess of fair value of net identifiable assets acquired was approximately $4,429.

     On October 9, 1997, the Company acquired substantially all the assets and liabilities of Haynes & Harpster Court Reporters, a southern California court reporting firm. The purchase price paid by the Company consisted of $400 in cash and a promissory note in the principal amount of $175, payable in eight equal quarterly installments without interest. The cost in excess of fair value of net identifiable assets acquired was approximately $539.

     On October 9, 1997, the Company acquired substantially all the assets and liabilities of Cynthia Varelli, a Chicago, Illinois court reporting firm. The purchase price paid, inclusive of transaction costs, consisted of $450 in cash, $300 payable in twelve equal installments and two promissory notes in the aggregate principal amount of $397, $297 payable on October 1, 1998, with the balance payable in eight equal quarterly installments without interest. The cost in excess of fair value of net identifiable assets acquired was approximately $1,094.

     In December 1997, the Company acquired substantially all the assets and liabilities of Henry Jacobs & Associates and Affiliated Reporters (doing business as Certified Reporting Company), two court reporting agencies based in New York City. The aggregate purchase price, inclusive of transaction costs, consisted of $3,735 in cash, a promissory note in the principal amount of $450 payable in 20 equal quarterly installments, together with interest at the rate of 8% per annum, and a convertible promissory note in the principal amount of $500 payable in three years, without interest. The cost in excess of fair value of net identifiable assets acquired was approximately $4,642.

     The following unaudited pro forma information assumes the 1997 Acquisitions and the sale of preferred stock occurred on January 1, 1996, and the 1996 Acquisitions, the private placement of Series A convertible preferred stock, the Company's repurchase of its common stock and the revolving loan credit agreement and related repayment of certain existing debt, occurred on January 1, 1995. These results are not necessarily indicative of future operations, nor of results that would have occurred had the acquisitions and other transactions been consummated as of the beginning of the periods presented.

                                                         1995       1996       1997
                                                        -------    -------    -------
Revenue...............................................  $27,683    $53,754    $63,756
Net (loss) income applicable to common stockholders...  $    97    $   571    $(2,826)
Net (loss) income per common share -- basic...........  $  0.02    $  0.12    $ (0.50)
Net (loss) income per common share -- diluted.........  $  0.02    $  0.12    $ (0.50)

     1998 Acquisitions

     Effective January 5, 1998, the Company acquired substantially all the assets and liabilities of A&A Court Reporters, a court reporting agency based in Houston, Texas. The purchase price paid by the Company consisted of $2,500 in cash and 141,000 unregistered shares of the Company's common stock valued at $1,199. The business combination is to be accounted for under the purchase method, and the cost in excess of fair

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES value of net identifiable assets acquired is expected to be approximately $3,100. The Company borrowed approximately $2,500 under its revolving credit agreement to finance the transaction.

     On January 7, 1998, the Company acquired substantially all the assets and liabilities of Brody & Geiser, a court reporting agency based in Northern New Jersey. The purchase price paid by the Company consisted of $1,650 in cash and 227,586 unregistered shares of the Company's common stock valued at $1,650. The business combination is to be accounted for under the purchase method, and the cost in excess of fair value of net identifiable assets acquired is expected to be approximately $2,600. The Company borrowed approximately $1,650 under its revolving credit agreement to finance the transaction.

     On January 16, 1998, the Company acquired substantially all the assets and liabilities of Kerns & Gradillas, a southern California court reporting agency. The purchase price paid by the Company consisted of $5,500 in cash, $1,300 payable in three years (convertible into common stock at a conversion price of $8.00 per share) and 171,429 unregistered shares of the Company's common stock valued at $1,200. The business combination is to be accounted for under the purchase method, and the cost in excess of fair value of net identifiable assets acquired is expected to be approximately $7,400. The Company borrowed approximately $5,500 under its revolving credit agreement to finance the transaction.

     On February 12, 1998, the Company acquired substantially all the assets and liabilities of Jewelinski Court Reporters, a southern California court reporting agency. The purchase price paid by the Company consisted of $150 of cash and a promissory note in the principal amount of $390 (subject to reduction) payable in 24 equal monthly installments, without interest. The business combination is to be accounted for under the purchase method, and the cost in excess of fair value of net identifiable assets acquired is expected to be approximately $400. The Company borrowed $150 under its revolving credit agreement to finance the transaction.

     On February 20, 1998, the Company acquired all the assets and liabilities of Friedi, Wolff & Pastore, a Washington, D.C. court reporting agency. The purchase price paid by the Company consisted of $600 of cash and 20,000 unregistered shares of the Company's common stock valued at $120. The business combination is to be accounted for under the purchase method, and the cost in excess of fair value of net identifiable assets acquired is expected to be approximately $600. The Company borrowed $600 under its revolving credit agreement to finance the transaction.

     In March 1998, the Company acquired all the assets and liabilities of VerbaVolant, a New York City court reporting agency, and all the assets of McGuire's Reporting Service and Morrissy & Others, both Chicago court reporting agencies. The aggregate purchase price paid by the Company for all three acquisitions was $1,354 of cash, promissory notes in the aggregate principal amount of $375, options to purchase 30,000 shares of the Company's common stock and 18,000 unregistered shares of the Company's common stock valued at $108. The business combination is to be accounted for under the purchase method, and the cost in excess of fair value of net identifiable assets acquired is expected to be approximately $1,937. The Company borrowed $1,354 under its revolving credit agreement to finance the transactions.

  Pooling of Interests Business Combination

     On November 7, 1997, the Company acquired all the common stock of Jurist-Begley Reporting Services, Inc., Jurist, Inc. and Aarons & Associates, Inc. (collectively Jurist) in exchange for 854,427 shares of the Company's common stock. Jurist is a Philadelphia, Pennsylvania-based court reporting company.

     The merger constituted a tax-free reorganization and has been accounted for as a pooling of interests, and accordingly, the accompanying consolidated financial statements have been restated to include the results of Jurist for all periods presented. The fiscal year-end of Jurist was conformed to the Company's.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES

     Revenue and (loss) income from continuing operations of the combining companies for the periods preceding the acquisition are as follows (excluding extraordinary item in 1996):

                                                                                PERIOD FROM
                                                                                 JANUARY 1,
                                                 YEAR ENDED      YEAR ENDED     1997 THROUGH
                                                DECEMBER 31,    DECEMBER 31,    NOVEMBER 6,
                                                    1995            1996            1997
                                                ------------    ------------    ------------
Revenue:
  Esquire.....................................    $20,692         $24,583         $37,010
  Jurist......................................      6,089           4,918           3,952
                                                  -------         -------         -------
                                                  $26,781         $29,501         $40,962
                                                  =======         =======         =======
Net (loss) income before extraordinary item:
  Esquire.....................................    $   279         $  (309)        $(1,475)
  Jurist......................................         42             (67)           (511)
                                                  -------         -------         -------
                                                  $   321         $  (376)        $(1,986)
                                                  =======         =======         =======

     The combined financial results presented above, include adjustments made to conform to the accounting policies of the two companies. In connection with the merger, the Company recorded charges of $922 in the quarter ended December 31, 1997. These charges include legal, accounting and other fees.

(3) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following as of December 31, 1996 and 1997:

                                                    1996       1997      DEPRECIABLE LIVES
                                                   -------    -------    -----------------
Office condominium...............................  $   203    $   203        31 years
Equipment........................................    2,712      4,495      5 to 7 years
Leasehold improvements...........................      861      1,002      5 to 10 years
                                                   -------    -------
                                                     3,776      5,700
Less accumulated depreciation and amortization...   (1,735)    (2,644)
                                                   -------    -------
                                                   $ 2,041    $ 3,056
                                                   =======    =======

     Depreciation and amortization expense amounted to $327, $432 and $698 for the years ended December 31, 1995, 1996 and 1997, respectively.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES

(4) LONG-TERM DEBT

     Long-term debt consists of the following as of December 31, 1996 and 1997:

                                                               1996       1997
                                                              -------    -------
Revolving loan agreement(A).................................  $ 8,218    $40,065
Promissory notes(B).........................................    5,181      8,772
Contract obligation(C)......................................      496        341
Other notes and obligations(D)..............................      390        125
Convertible note(E).........................................       --        500
Loans payable(F)............................................      730         --
Other loans payable(G)......................................      124         --
                                                              -------    -------
                                                               15,139     49,803
Less current portions.......................................   (2,149)    (4,361)
                                                              -------    -------
                                                              $12,990    $45,442
                                                              =======    =======

---------------
(A) In December 1996, the Company entered into a three-year revolving loan agreement with a financial institution which, as amended (Loan Agreement), provides for borrowings up to $65,000 based on operating cash flows as defined therein. Borrowings under the Loan Agreement bear interest at either the prime rate or London Interbank Offered Rate (LIBOR), at the Company's election, plus an applicable margin rate. The applicable margin varies on the basis of operating cash flows and overall leverage ratio as defined in the Loan Agreement. The effective rate at December 31, 1997 was 9.3%. The Loan Agreement, which is secured by substantially all the assets of the Company, restricts future indebtedness, investments, distributions, acquisitions or sale of assets and capital expenditures and also requires the maintenance of certain financial ratios and covenants. In addition, substantially all other lenders to the Company have entered into a subordination agreement with this financial institution.

(B) Promissory notes with former stockholders of acquired businesses are generally payable in quarterly installments plus interest at rates ranging from 8% to 10% through November 2002.

(C) Contract obligation -- an agreement with a former employee of an acquired company, who is related to an officer/director of the Company, provides for monthly payments of $9 through June 2002. The obligation is carried net of imputed interest, at 8%, of $47 and $10 at December 31, 1996 and 1997, respectively.

(D) Other notes and obligations -- outstanding amounts relate to various equipment capital leases and are payable in aggregate monthly installments with interest at 9% to 19% maturing through 1999.

(E) Convertible non-interest bearing promissory note with former stockholders of acquired business, due in the year 2000. Note is convertible at any time and at the option of the Company into shares of the Company's common stock at the conversion price of $8.00 per share.

(F) Loans payable on demand to financial institution. Interest is payable monthly at 1% above the prime rate. Loans were repaid during 1997.

(G) Loans payable to officers were repaid during 1997.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES

     Scheduled annual principal payments of long-term debt are as follows:

1998.............................................    $ 4,361
1999.............................................     41,005
2000.............................................      2,267
2001.............................................      1,563
2002.............................................        606
Thereafter.......................................          1
                                                     -------
                                                     $49,803
                                                     =======

     Effective December 26, 1997, the Company entered into a guaranty agreement (Guaranty) with a preferred stockholder, whereby the stockholder would guaranty up to $1,000 of advances in excess of the Company's operating cash flows for a period of 30 days, which was subsequently amended to expire on February 10, 1998. As of February 10, 1998, the Guaranty expired, and the Company was in compliance with all financial ratios and covenants.

(5) STOCKHOLDERS' EQUITY

     In May 1993, the Company completed an initial public offering of its securities, comprised of 1,250,000 shares of common stock at a price of $4.00 per share and 1,250,000 warrants to purchase common stock at $0.10 per warrant.

     The warrants are exercisable until May 18, 1998 at an exercise price of $4.50 per share. The exercise price and the number of shares of common stock issuable upon the exercise of the warrants are subject to adjustment in certain circumstances, as defined. The Company may call the warrants for redemption at a price of $.01 per warrant, provided the sales price of the common stock has been at least 150% of the then effective exercise price of the warrants over a specified period of time. If the warrants are called for redemption, they must be exercised prior to such redemption or the right to purchase the applicable shares of common stock is forfeited. As part of the initial public offering, the underwriters exercised an overallotment and acquired an additional 187,500 of warrants at $.09 per warrant, net of discount. In addition, they received a purchase option (subject to certain antidilutive provisions) to acquire, until May 18, 1998, 264,751 shares and warrants at a price of $2.64 and $.06, respectively. The warrants are exercisable at an exercise price of $4.50 per share.

     In connection with the private placement of Debentures in 1994, the Company issued warrants to the holders to acquire an aggregate of 625,000 shares of common stock. The exercise price of the warrants is $2.90, subject to revision under specified circumstances. The warrants expire in the year 2002.

     In connection with the acquisition of Sarnoff Deposition Service, Inc.
(SDS) in June 1994, the Company issued 750,000 shares of common stock at a recorded share price of $3.00. The Company granted warrants to acquire shares of its common stock, at $4.50 per share, to its investment bankers in connection with the SDS acquisition in addition to cash compensation. The warrants are exercisable at any time prior to June 1999.

     In connection with the acquisition of CHMS in January 1995, the Company issued 76,923 shares of common stock at a recorded share price of $2.76.

     On October 23, 1996, the Company completed a private placement of 7,500 shares of Series A convertible preferred stock (the Preferred Stock) or an aggregate purchase price of $7,500, and entered into an agreement (the Agreement) with the Preferred Stockholders. Under the Agreement, the Preferred Stockholders have the right within 21 months to acquire up to an additional 7,500 shares of Preferred Stock at a price of $1,000 per share. The Preferred Stock is convertible into common stock of the Company at a conversion price of $3.00 per share (subject to antidilution adjustments) and bears cumulative annual dividends at the rate of 6% per annum. The holders of Preferred Stock have a liquidation preference of $1,000

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES per share, plus accrued dividends. The Preferred Stockholders have the right to vote with the holders of common stock and are entitled to one vote for each whole share of common stock into which the Preferred Stock is convertible (presently 333 1/3 votes per share). The Agreement restricts future dividend payments on common stock, issuance of certain equity securities, mergers, acquisitions and sale of assets. In connection with the private placement, the Company granted the placement agent warrants to acquire 187,500 of common stock of the Company at an exercise price of $3.00 per share in addition to cash compensation. The warrants are exercisable at any time prior to October 2001.

     In connection with the 1996 Acquisitions, the Company issued 204,006 shares of common stock valued at approximately $509.

     In November 1996, the Company purchased 433,500 shares of its outstanding common stock at $3.00 per share.

     In connection with the 1997 Acquisitions, the Company issued 1,356,000 shares of common stock valued at $7,300.

     On April 15, 1997, as provided for in the Management Agreement dated February 13, 1997 between Esquire Communications Ltd., Harlingwood & Company, LLC (Harlingwood) and David A. White, Harlingwood acquired 250,000 shares of common stock at a price of $3.125 per share. Payment by Harlingwood was with a promissory note, due on April 15, 2001, in the amount of $781. The note accrues interest at the rate of 7% per annum, and the interest is payable on April 15, 2001. The amount due under the note is secured by a pledge of 250,000 shares of common stock issued. The 250,000 common stock shares were issued out of the Company's treasury stock.

     On June 12, 1997, the Company completed an offer to exchange common stock for any and all outstanding redeemable common stock purchase warrants (Exchange). The Company offered to exchange one share of the Company's common stock for each five warrants tendered. As a result of the Exchange, 184,896 shares of common stock were issued in exchange for 924,480 warrants which were tendered.

     On June 17 and 18, 1997, the Company's Preferred Stockholders exercised their right to acquire an additional 7,500 shares of preferred stock at a price of $1,000 per share. Under the Agreement, as amended, the Preferred Stockholders have the right to acquire, prior to December 17, 1998, up to an additional 7,500 shares of Preferred Stock at a price of $1,000 per share.

     On September 12, 1997, the Company sent a Notice of Redemption to the registered holders of its Redeemable Common Stock Purchase Warrants that the Company had exercised its rights, pursuant to the Warrant Agreement dated May 25, 1993, to redeem, on November 12, 1997 (the Redemption Date), all of the warrants issued under the Warrant Agreement that were then outstanding. The Redemption Date was subsequently extended until February 27, 1998. As of December 31, 1997, 52,454 warrants were exercised at the exercise price of $4.50 per share.

     On December 10, 1997, the placement agent associated with the October 23, 1996 private placement of preferred stock, exercised its right to acquire shares. Under the terms of the agreement, the placement agent received 100,627 shares of common stock upon the exercise of 187,500 stock warrants.

     On June 16, 1997, in connection with the Preferred Stockholder acquiring an additional 7,500 shares of preferred stock, the Company granted the Placement Agent warrants to acquire 187,500 shares of common stock of the Company at an exercise price of $3.00 per share. The warrants are exercisable at any time prior to October 2001.

     During 1997, stock options granted under the Company's stock option plan (the Plan) were exercised at exercise prices ranging from $2.88 to $4.00 per share, resulting in the issuance of 70,665 shares of common stock.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES

     On December 15, 1997, Harlingwood exercised 100,000 stock options granted under the Company's stock option plan at the exercise price of $3.75 per share, resulting in the issuance of 100,000 shares of common stock. Payment by Harlingwood was with a promissory note due on December 15, 2001 in the amount of $375,000. The note accrues interest at the rate of 7% per annum, and the interest is payable on December 15, 2001. The amount due under the note is secured by a pledge of 100,000 shares of common stock.

     On January 9, 1998, the Company's Series A Preferred Stockholders exercised their rights to acquire an additional 4,500 shares of Series A preferred stock at a price of $1,000 per share. Under the agreement, as amended, the Preferred Stockholders have the right to acquire up to 5,000 shares of Series B Preferred Stock at a price of $1,000 per share. The Series B Preferred Stock is identical to the Series A Preferred Stock, except that it is junior to the Series A Preferred Stock, has a conversion price of $6.00 per share and has 166 2/3 vote per share.

     On January 9, 1998, in connection with the Series A Preferred Stockholders acquiring an additional 4,500 shares of Series A preferred stock, the Company granted the Placement Agent warrants to acquire 75,000 shares of common stock of the Company at an exercise price of $3.00 per share. The warrants are exercisable at any time prior to January 2003.

(6) STOCK OPTIONS AND WARRANTS

  Stock Option Plan

     In 1993, the Company adopted a stock option plan (the Plan) pursuant to which the Company's Board of Directors may grant stock options to officers, employees, directors, consultants and independent contractors of the Company. The Plan authorizes grants of options to purchase up to 2,000,000 shares of authorized but unissued common stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. Stock options have ten-year terms and generally vest and become fully exercisable over a three-year period, commencing one year from date of grant.

     The per share weighted-average fair value of stock options granted during 1995, 1996 and 1997 was $1.35, $1.03 and $1.19 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1995 -- expected volatility of 20%, expected dividend yield of 0%, risk-free interest rate of 6%, and an expected life of five years;
1996 -- expected volatility of 25%, expected dividend yield of 0%, risk-free interest rate of 6%, and an expected life of five years; 1997 -- expected volatility of 30%, expected dividend yield of 0%, risk-free interest rate of 6%, and an expected life of five years.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES

     The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income (loss) would have been adjusted to the pro forma amounts indicated below (excluding extraordinary item in 1996):

                                                           1995      1996      1997
                                                           -----    ------    -------
Net (loss) income before extraordinary item applicable to
  common stockholders:
     As reported.........................................  $ 321    $ (451)   $(3,157)
     Pro forma...........................................  $ 307    $ (497)   $(3,511)
Basic net (loss) income before extraordinary item per
  common share:
     As reported.........................................  $0.06    $(0.09)   $ (0.56)
     Pro forma...........................................  $0.06    $(0.10)   $ (0.62)
Diluted net (loss) income before extraordinary item per
  common share:
     As reported.........................................  $0.06    $(0.09)   $ (0.56)
     Pro forma...........................................  $0.06    $(0.10)   $ (0.62)

     Pro forma net (loss) income reflects only options granted in 1995, 1996 and 1997. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net (loss) income amounts presented above because compensation cost is reflected over the options' vesting period of three years, and compensation cost for options granted prior to January 1, 1995 is not considered.

     Stock option activity during the periods indicated is as follows:

                                                                             WEIGHTED-
                                                              NUMBER OF       AVERAGE
                                                               SHARES      EXERCISE PRICE
                                                              ---------    --------------
Balance at December 31, 1994................................    514,817        $4.00
  Granted...................................................    105,000         4.00
  Exercised.................................................         --           --
  Forfeited.................................................    (41,217)        4.00
  Expired...................................................         --           --
                                                              ---------        -----
Balance at December 31, 1995................................    578,600         4.00
  Granted...................................................    170,000         2.99
  Exercised.................................................         --           --
  Forfeited.................................................    (20,100)        4.00
  Expired...................................................         --           --
                                                              ---------        -----
Balance at December 31, 1996................................    728,500         3.76
  Granted...................................................    698,000         4.98
  Exercised.................................................   (170,665)        3.84
  Forfeited.................................................    (15,367)        4.00
  Expired...................................................         --           --
                                                              ---------        -----
Balance at December 31, 1997................................  1,240,468        $4.42
                                                              =========        =====

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES

     At December 31, 1997, the range of exercise prices and weighted-average remaining contractual life of outstanding options were as follows:

                                                           WEIGHTED-
                                                        AVERAGE EXERCISE
                 WEIGHTED-AVERAGE   NUMBER OF OPTIONS   PRICE OF OPTIONS
                    REMAINING           CURRENTLY          CURRENTLY
EXERCISE PRICE   CONTRACTUAL LIFE      EXERCISABLE        EXERCISABLE
--------------   ----------------   -----------------   ----------------
 $2.87-$4.00           7.99              503,967             $3.88
 $4.50-$6.25           9.68                   --                --
       $9.00           9.83                   --                --

     At December 31, 1996, the number of options exercisable was 395,569, and the weighted-average exercise price of those options was $4.00.

  Options Granted Outside the Plan

     During the year ended December 31, 1997, the Company granted 350,000 stock options outside the Plan at a price range of $4.00 to $4.50 to non-employees. The Company recognized $329 of commission expense to non-employees relating to these options during the year ended December 31, 1997, and capitalized as goodwill $303 of commission expense for options granted in connection with a business acquisition accounted for as a purchase, using the Black-Scholes option-pricing model. The Company determined that the per share weighted-average fair value of stock options granted outside the Plan during the year ended December 31, 1997 was $4.41 on the date of grant. The following weighted-average assumptions were included in this method for 1997: no expected dividend yield; volatility rate of 30.0%; risk-free interest rate of 6.0%; and an expected life of five years. At December 31, 1997, all of the 350,000 options were exercisable.

  Warrants

     At December 31, 1996 and 1997, the Company had outstanding 2,879,502 and 1,902,567 warrants, respectively, at exercise prices ranging from $2.64 to $4.50 per warrant. At December 31, 1996 and 1997, the weighted-average exercise price of those warrants was $3.88 and $3.57, respectively, and the weighted-average remaining contractual life of those warrants was 2.49 and 2.86 years, respectively.

(7) PROFIT SHARING PLAN

     In September 1995, the Company adopted a 401(k) savings plan covering all eligible employees. The plan allows employees to voluntarily contribute up to l5% of compensation. The Company may make discretionary matching contributions prior to the end of each plan year. The current matching percentage is 10%. The Company may also make discretionary additional contributions to the plan. The Company's total contributions to the plan for 1995, 1996 and 1997 amounted to $8, $12 and $15, respectively.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES

(8) INCOME TAXES

     The income tax provision (benefit) for the years ended December 31, 1995, 1996 and 1997, excluding the income tax benefit of $104 attributed to the extraordinary loss in 1996, is as follows:

                                                           1995        1996        1997
                                                         --------    --------    --------
                                                         (NOTE 2)    (NOTE 2)
Current tax expense:
  Federal..............................................    $363       $ 284        $ --
  State and city.......................................     188         100         (15)
                                                           ----       -----        ----
          Total current................................     551         384         (15)
                                                           ----       -----        ----
Deferred tax (benefit) expense:
  Federal..............................................      16        (135)        101
  State and city.......................................       7         (33)         39
                                                           ----       -----        ----
          Total deferred...............................      23        (168)        140
                                                           ----       -----        ----
          Total income tax provision...................    $574       $ 216        $125
                                                           ====       =====        ====

     The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income taxes for the years ended December 31, 1995, 1996 and 1997 due to nondeductible expenses, primarily goodwill amortization amounting to approximately $227, $230 and $434, respectively.

     Significant components of the Company's net deferred tax assets and liabilities as of December 31, 1996 and 1997 are as follows:

                                                              1996     1997
                                                              ----    ------
Deferred tax assets:
  Contract obligation.......................................  $199    $  169
  Allowances and accrued expenses...........................   317       266
  Net operating loss (NOL) carryforwards....................    --       689
  Tax credits...............................................    21        17
                                                              ----    ------
          Total gross deferred tax assets...................   537     1,141
Less valuation allowance....................................    --      (489)
                                                              ----    ------
          Net deferred tax assets...........................   537       652
                                                              ----    ------
Deferred tax liabilities:
  Depreciation and amortization.............................   282       652
  Cash versus accrual accounting differences, net...........   115        --
                                                              ----    ------
          Total gross deferred tax liabilities..............   397       652
                                                              ----    ------
          Net deferred tax asset............................  $140    $   --
                                                              ====    ======

     The Company has approximately $1,700 in net operating loss carryforwards which expire in 2013.

     The Company has state minimum tax credit carryforwards of approximately $17, which may be carried forward to reduce future year tax liabilities through the year 2004.

     The realization of deferred tax assets associated with the NOL and tax credit carryforwards is dependent upon the generation of sufficient taxable income prior to their expiration. Management believes that there is a risk that certain of these NOL and tax credit carryforwards may expire unused and accordingly, has

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES established a valuation allowance against them. The increase in the valuation allowance during 1997 was due to a reassessment of the Company's ability to realize its net deferred tax asset in the future.

(9) COMMITMENTS

  Employment Agreements

     The chairman of the board entered into an employment agreement with a five-year term through May 1998, which is renewable on a year to year basis thereafter. The agreement provides for a base salary of $180 plus cost of living increases, and an annual bonus based on a percentage of the pretax earnings of the Company in excess of specified levels. No bonus was earned under the agreement in each of the years ended December 31, 1995, 1996 and 1997.

     In connection with the acquisition of David Feldman & Associates (USA) Ltd.
(DFA) in September 1993 and Sarnoff Deposition Service, Inc. in 1994, the Company entered into employment and noncompetition agreements with the former stockholders of each of the companies, which expire in September 1997 and June 1998, respectively. The agreements provide for an annual base salary of $180 plus cost of living increases for each individual. The DFA agreement also provides for an annual bonus based on percentages of consolidated revenue in excess of specified levels. Total bonus amounts earned under the DFA employment agreement amounted to $359 for the year ended December 31, 1996.

     Effective May 1, 1997, the Company reached an agreement with the former stockholder of DFA, whereby the Company bought out the remaining term of the employment agreement. Total compensation earned under the employment agreement prior to termination amounted to $230. The Company recognized a $1,000 expense related to the future costs associated with the termination agreement.

     On February 13, 1997, the Company entered into a management agreement with Harlingwood, whereby Harlingwood would provide the services of a Chief Executive Officer. The agreement expires on February 13, 1998, and provides for an annual management fee of $175. The agreement also provides for a bonus up to 50% of the management fee based upon the achievement of financial and operational objectives. Any bonus earned for 1997 was waived by Harlingwood. During 1997, the Company paid $45 to Harlingwood for services rendered in connection with a business acquisition.

LEASE COMMITMENTS

     The Company is obligated under operating leases for office facilities which expire through December 2005. The leases provide, among other things, that the Company is responsible for its share of increases in certain utilities, maintenance and property taxes over a base amount. In addition, the Company is also obligated under various equipment and vehicle leases which expire through September 1999. Total lease expense for 1995, 1996 and 1997 under the above leases amounted to approximately $375, $720 and $1,641, respectively.

     During 1996, the Company relocated its headquarters and recognized a $262 expense related to the net present value of future rental payments, net of sublease income, pertaining to the vacated premises.

                  ESQUIRE COMMUNICATIONS LTD. AND SUBSIDIARIES

     The anticipated future annual lease payments under operating leases at December 31, 1997, inclusive of the base utility, maintenance and property tax charges for the office facilities, are as follows:

1998.............................................    $ 2,402
1999.............................................      2,181
2000.............................................      1,581
2001.............................................      1,319
2002.............................................      1,238
Thereafter.......................................      1,301
                                                     -------
                                                     $10,022
                                                     =======

     Future annual rental income under remaining noncancelable subleases is as follows: 1998 -- $79, 1999 -- $79 and 2000 -- $13.

LEGAL PROCEEDINGS

     The Company is involved in various claims and legal actions in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

(10) SUPPLEMENTAL CASH FLOW INFORMATION

     Cash payments for the years ended December 31, 1995, 1996 and 1997 have included:

                                                    1995      1996      1997
                                                   ------    ------    ------
Interest.........................................  $1,097    $1,197    $2,687
Income taxes.....................................     283     1,011        78

     During 1997, $627 in preferred stock dividends were paid. At December 31, 1996 and 1997, accrued and unpaid preferred stock dividends were $75 and $150, respectively.

     During 1997, 350,000 shares of the Company's common stock were issued for notes receivable of which 250,000 shares were issued from the Company's treasury stock.

     During 1996 and 1997, the Company issued 204,006 and 1,356,000 shares of common stock, respectively, in connection with the acquisitions.

     During 1997, the Company issued 100,627 shares of common stock in connection with a cashless exercise of warrants.

     During 1997, the Company issued 184,896 shares of common stock in connection with a warrant exchange offering.

     Supplemental noncash investing and financing activities:

                                                          1995      1996       1997
                                                          -----    -------    -------
Acquisitions:
  Fair value of assets acquired.........................  $ 992    $ 1,525    $ 7,144
  Liabilities assumed...................................   (379)      (988)    (6,674)
  Cash paid for acquisitions............................    642      3,958     34,866
  Stock issued..........................................   (213)      (509)    (5,694)
  Notes issued..........................................   (943)    (3,243)    (4,707)

                          ESQUIRE COMMUNICATIONS LTD.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                DECEMBER 31,    MARCH 31,
                                                                  1997(1)         1998
                                                                ------------   -----------
                                                                               (UNAUDITED)
                                     ASSETS (PLEDGED)
Current assets:
Cash........................................................      $   116       $    431
Accounts receivable, less allowance for doubtful accounts...       14,621         18,397
Prepaid expenses and other current assets...................          639            693
                                                                  -------       --------
     Total current assets...................................       15,376         19,521
Property and equipment, net.................................        3,056          3,531
Other assets:
Costs in excess of fair value of net identifiable assets of
  acquired businesses, net..................................       62,763         79,019
Other assets, net...........................................        1,656          1,192
                                                                  -------       --------
     Total other assets.....................................       64,419         80,211
                                                                  -------       --------
                                                                  $82,851       $103,263
                                                                  =======       ========

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable............................................      $ 3,616       $  3,862
Accrued expenses and other current liabilities..............        5,727          6,041
Current portion of long-term debt...........................        4,361          3,226
                                                                  -------       --------
     Total current liabilities..............................       13,704         13,129
Long-term debt..............................................       45,442         56,900
Other liabilities...........................................          165            213
Stockholders' equity:
Preferred stock, $.01 par value, 1,000,000 shares authorized in series:
  Series A convertible preferred stock, authorized 15,000
     and 22,500 shares, 15,000 and 19,500 shares issued and
     outstanding, aggregate liquidation preference $15,000
     and $19,500 in 1997 and 1998, respectively.............           --             --
  Series B convertible preferred stock, authorized 0 and
     5,000 shares, 0 and 0 shares issued and outstanding in
     1997 and 1998, respectively............................           --             --
Common stock, $.01 par value, 25,000,000 and 100,000,000
  shares authorized, 7,049,898 and 8,201,431 shares issued,
  respectively, 6,866,398 and 8,017,931 shares outstanding
  in 1997 and 1998, respectively............................           63             74
Additional paid-in capital..................................       29,063         38,150
Treasury stock, at cost -- 183,500 shares in 1997 and 1998,
  respectively..............................................         (550)          (550)
Notes receivable............................................       (1,156)        (1,156)
Accumulated deficit.........................................       (3,880)        (3,497)
                                                                  -------       --------
          Total stockholders' equity........................       23,540         33,021
                                                                  -------       --------
                                                                  $82,851       $103,263
                                                                  =======       ========

---------------
(1) The balance sheet at December 31, 1997 is derived from the audited consolidated financial statements at that date.

           See notes to condensed consolidated financial statements.

                          ESQUIRE COMMUNICATIONS LTD.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   UNAUDITED
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                              FOR THE THREE MONTHS ENDED
                                                              ---------------------------
                                                               MARCH 31,      MARCH 31,
                                                                 1997            1998
                                                              -----------    ------------
Revenue.....................................................  $    9,944     $    20,685
Costs and expenses:
  Operating expenses........................................       5,836          11,399
  General and administrative expenses.......................       3,486           6,401
  Depreciation and amortization.............................         429             994
                                                              ----------     -----------
Total costs and expenses....................................       9,751          18,794
Income from operations......................................         193           1,891
Other expense (income):
  Interest expense..........................................         370           1,265
  Interest (income).........................................          --             (24)
  Other (income)............................................          --              --
                                                              ----------     -----------
                                                                     370           1,241
                                                              ----------     -----------
Income (loss) before provision for income taxes.............        (177)            650
Provision for income taxes (benefit)........................          (9)             --
                                                              ----------     -----------
Net income (loss)...........................................        (168)            650
Dividends on preferred stock................................        (113)           (267)
                                                              ----------     -----------
Net income (loss) applicable to common stockholders.........  $     (281)    $       383
                                                              ==========     ===========
Net income (loss) per common share:
  Basic:
     Net income (loss)......................................  $    (0.06)    $      0.05
                                                              ==========     ===========
     Weighted average common shares outstanding.............   4,851,756       7,568,151
  Diluted:
     Net income (loss)......................................  $    (0.06)    $      0.04
                                                              ==========     ===========
     Weighted average common shares outstanding.............   4,851,756      16,181,092

           See notes to condensed consolidated financial statements.

                          ESQUIRE COMMUNICATIONS LTD.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   UNAUDITED
                             (DOLLARS IN THOUSANDS)

                                                                FOR THE THREE MONTHS
                                                                       ENDED
                                                              ------------------------
                                                              MARCH 31,      MARCH 31,
                                                                1997           1998
                                                              ---------      ---------
Cash flows from operating activities:
  Net Income (loss).........................................   $  (168)      $     650
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
     Depreciation and amortization..........................       429             994
     Deferred income tax expense (benefit)..................        23              --
     (Increase) decrease in assets:
       Accounts receivable..................................    (1,020)         (1,121)
       Prepaid expenses and other current assets............      (265)             (8)
     Increase (decrease) in liabilities:
       Accounts payable and accrued expenses................       146            (898)
       Other long-term liabilities..........................       (70)             48
                                                               -------       ---------
Net cash used in operating activities.......................      (925)           (335)
                                                               -------       ---------
Cash flows from investing activities:
  Purchase of property and equipment........................      (219)           (203)
  Increase in other assets..................................      (160)           (144)
  Acquisition of businesses.................................    (1,472)        (13,758)
                                                               -------       ---------
Net cash used in investing activities.......................    (1,851)        (14,105)
                                                               -------       ---------
Cash flows from financing activities:
  Proceeds from long-term debt..............................     3,024          14,741
  Principal payments on long-term debt......................      (393)         (6,487)
  Proceeds from issuance of Series A preferred stock, net...        --           4,500
  Proceeds from exercise of employee stock options..........        --               5
  Proceeds from exercise of warrants, net...................        --           1,996
                                                               -------       ---------
Net cash provided by financing activities...................     2,631          14,755
                                                               -------       ---------
Net increase (decrease) in cash.............................      (145)            315
Cash at beginning of period.................................       186             116
                                                               -------       ---------
Cash at end of period.......................................   $    41       $     431
                                                               =======       =========
Supplemental information:
  Interest paid during the period...........................   $   358       $   1,244
                                                               =======       =========
  Income taxes paid during the period.......................   $    16       $      --
                                                               =======       =========
  Preferred stock dividends accrued and unpaid..............   $   113       $     417
                                                               =======       =========

           See notes to condensed consolidated financial statements.

                          ESQUIRE COMMUNICATIONS LTD.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1998
                                  (UNAUDITED)
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE A -- BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and in accordance with Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. The results of operations for the interim periods are not necessarily indicative of the results that may be attained for an entire year. For further information, refer to the Financial Statements and footnotes thereto in the Company's annual report for the fiscal year ended December 31, 1997.

     All prior period financial statements presented have been restated to reflect the November 7, 1997 acquisition of Jurist-Begley Reporting Services, Inc., Jurist, Inc. and Aarons & Associates, Inc. (collectively Jurist) accounted for as a pooling of interests. The restated financial statements combine the historical financial statements of the Company for the three months ended March 31, 1997, with the historical financial statements of Jurist for the three months ended March 31, 1997.

     The condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

NOTE B -- EARNINGS PER COMMON SHARE

     During the year ended December 31, 1997 the Company adopted Statement of Financial Accounting Standards No. 128 "Earnings per Share" (Statement 128). As required by Statement 128, the Company must present basic earnings per share and diluted earnings per share as defined. Accordingly basic earnings per share has been computed based upon the weighted average number of shares outstanding during the period and diluted earnings per share has been computed based upon the weighted average number of shares outstanding plus the dilutive effects of common shares contingently issuable from options, warrants and convertible preferred stock. Common stock options, warrants and convertible preferred stock are excluded from the computation of net earnings per share if their effect is anti-dilutive. All prior period information has been restated to conform to the provisions of Statement 128. The following table sets forth the computation of basic and diluted earnings per share based on the requirements of Statement 128.

                                                           THREE MONTHS ENDED MARCH 31,
                                                           -----------------------------
                                                              1997              1998
                                                           -----------      ------------
Numerator:
  Net income (loss)......................................  $     (168)      $       650
  Less preferred stock dividends.........................        (113)             (267)
                                                           ----------       -----------
Numerator for basic and diluted income per share --
  available to common stockholders.......................  $     (281)      $       383
                                                           ==========       ===========
Denominator:
  Denominator for basic income per share --
     weighted average shares.............................   4,851,756         7,568,151
  Effective of dilutive securities --
     options, warrants and convertible preferred stock...          --         8,612,941
                                                           ----------       -----------
Denominator for diluted income per share --
  weighted average shares................................   4,851,756        16,181,092
                                                           ==========       ===========

                          ESQUIRE COMMUNICATIONS LTD.

                                  (UNAUDITED)

NOTE C -- RECENT ACCOUNTING PRONOUNCEMENTS

  FASB Statement No. 131 "Disclosures about Segments of an Enterprise and Related Information"

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("Statement No. 131"), effective for fiscal years beginning after December 15, 1997. Statement No. 131 establishes standards for reporting information about operating segments in annual financial statements and selected information about operating segments in interim financial reports issued to stockholders. The Company does not believe the adoption of Statement No. 131 will have a significant impact on the Company's financial statement disclosures.

NOTE D -- BUSINESS COMBINATIONS

     On January 5, 1998, the Company acquired the assets and liabilities of A & A Court Reporters, a court reporting agency based in Houston, Texas. The purchase price, inclusive of associated costs, consisted of cash in the amount of $2,500 and 141,000 unregistered shares of the Company's common stock valued at $1,199. The acquisition, accounted for under the purchase method of accounting, resulted in the inclusion of the results of operations from the date of acquisition. The excess cost over the fair value of acquired assets and liabilities assumed approximated $3,452.

     On January 7, 1998, the Company acquired the assets and liabilities of Brody & Geiser, a court reporting agency based in Northern New Jersey. The acquisition, accounted for under the purchase method of accounting, resulted in the inclusion of the results of operations from the date of acquisition. The purchase price, inclusive of associated costs, approximated $1,650 paid in cash and 227,586 unregistered shares of the Company's common stock valued at $1,650. The excess of the cost of the Company's investment over the fair values of the assets acquired and liabilities assumed approximated $2,842.

     On January 16, 1998, the Company acquired the assets and liabilities of Kerns & Gradillas, a southern California court reporting agency. The acquisition, accounted for under the purchase method of accounting, resulted in the inclusion of the results of operations from the date of acquisition. The purchase price, inclusive of associated costs, consisted of approximately $5,500 in cash, a $1,300 convertible promissory note payable in three years (convertible into common stock at a conversion price of $8.00 per share) and 171,429 unregistered shares of the Company's common stock valued at $1,200. The excess of the cost of the Company's investment over the fair values of the assets acquired and liabilities assumed approximated $7,790.

     On February 12, 1998, the Company acquired the assets and liabilities of Jewelinski Court Reporters, a southern California court reporting agency. The acquisition, accounted for under the purchase method of accounting, resulted in the inclusion of the results of operations from the date of acquisition. The purchase price, inclusive of associated costs, consisted of approximately $150 in cash, a $390 promissory note payable in 24 equal monthly installments without interest and 75,000 unregistered shares of the Company's common stock valued at $450 (the shares are to be issued equally over the three years following acquisition date and are contingent upon the seller's revenue levels). The Company has included in the purchase price the first year stock issuance of 25,000 shares, and will account for any future stock issuances as an adjustment to goodwill, when such contingencies are resolved. The excess of the cost of the Company's investment over the fair values of the tangible assets acquired and liabilities assumed approximated $747.

     On February 20, 1998, the Company acquired the assets and liabilities of Friedli, Wolff & Pastore, a Washington, D.C. based court reporting agency. The acquisition, accounted for under the purchase method of accounting, resulted in the inclusion of the results of operations from the date of acquisition. The purchase price, inclusive of associated costs, consisted of approximately $600 in cash and 20,000 shares of the Company's common stock valued at $120. The excess of the cost of the Company's investment over the fair values of the tangible assets acquired and liabilities assumed approximated $639.

                          ESQUIRE COMMUNICATIONS LTD.

                                  (UNAUDITED)

     On March 16, 1998, the Company acquired the assets and liabilities of VerbaVolant, a New York City court reporting agency, and the assets and liabilities of McGuire's Reporting Service and Morrissy & Others, both Chicago, Illinois based court reporting agencies. The acquisitions, accounted for under the purchase method of accounting, resulted in the inclusion of the results of operations from the date of acquisition. The purchase price for all three acquisitions, inclusive of associated costs, consisted of approximately $1,354 in cash, promissory notes in the aggregate principal amount of $375, 18,000 shares of the Company's common stock valued at $108 and options to purchase 30,000 shares of the Company's common stock valued at $71. The excess of the cost of the Company's investment over the fair values of the tangible assets acquired and liabilities assumed approximated $2,130.

     The cash portion of all of the above acquisitions, which approximated $11,754, was financed by the proceeds from borrowings under its revolving credit agreement.

NOTE E -- STOCKHOLDERS' EQUITY

     On January 9, 1998, the Company's Series A Preferred Stockholders exercised their rights to acquire an additional 4,500 shares of Series A Preferred Stock at a price of $1,000 per share. Under the agreement, as amended, the Preferred Stockholders have the right to acquire up to 5,000 shares of Series B Preferred Stock at a price of $1,000 per share. The Series B Preferred Stock is identical to the Series A Preferred Stock, except that it is junior to the Series A Preferred Stock, has a conversion price of $6.00 per share and has 166 2/3 vote per share.

     On January 9, 1998, in connection with the Series A Preferred Stockholders acquiring an additional 4,500 shares of Series A Preferred Stock, the Company granted the Placement Agent warrants to acquire 75,000 shares of Company common stock at an exercise price of $3.00 per share. The warrants are exercisable at any time prior to January 2003.

     In connection with the acquisition of A & A Court Reporters, Brody & Geiser, Kerns & Gradillas, Friedli, Wolff and Pastore and McGuire's Reporting Service during the quarter, the Company issued 578,015 shares of common stock at an average recorded share price of $4.51.

     On February 27, 1998, the Company's Redeemable Common Stock Purchase Warrants expired, pursuant to the Warrant Agreement dated May 25, 1993. During the quarter, 467,485 warrants were exercised at the exercise price of $4.50 per share.

     On March 25, 1998, the placement agent associated with the October 23, 1996 private placement of preferred stock, exercised its right to acquire shares. Under the terms of the agreement, the placement agent received 105,383 shares of common stock upon the exercise of 187,500 stock warrants issued in June 1997.

NOTE F -- SUPPLEMENTAL CASH FLOW INFORMATION

     During the quarter ended March 31, 1998, the Company issued 105,383 shares of common stock in connection with a cashless exercise of warrants.

     During the quarter ended March 31, 1998, the Company issued 578,045 shares of common stock in connection with the acquisitions.

     At March 31, 1997 and 1998, accrued and unpaid preferred stock dividends were $113 and $417, respectively.

                          ESQUIRE COMMUNICATIONS LTD.

                                  (UNAUDITED)

     Supplemental noncash investing and financing activities for the quarter ended March 31, 1998:

  Acquisitions:
     Fair value of Assets acquired..........................  $ 3,242
     Liabilities Assumed....................................  $   892
     Cash paid for acquisitions.............................  $12,147
     Stock issued...........................................  $ 1,598
     Notes issued...........................................  $ 3,189

NOTE G -- SUBSEQUENT EVENTS

     Subsequent to March 31, 1998, the Company has acquired substantially all of the assets of Amy Upshaw, a San Antonio, Texas based court reporting agency with a purchase price of approximately $350, Atlantic Court Reporting, a Ft. Lauderdale, Florida based court reporting agency with a purchase price of approximately $700, Bright & Associates, an Austin, Texas based court reporting agency with a purchase price of approximately $1,200 and Riggleman, Turk & Nelson, a Baltimore, Maryland based court reporting agency with a purchase price of approximately $850.

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
A&A Court Reporters, Inc.
and Affiliate

     We have audited the accompanying combined balance sheet of A&A Court Reporters, Inc. and Affiliate as of December 31, 1997, and the related combined statements of income, stockholder's equity and cash flows for the year then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of A&A Court Reporters, Inc. and Affiliate, as of December 31, 1997, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          FREED MAXICK SACHS & MURPHY, P.C.

Buffalo, New York
July 2, 1998

                    A&A COURT REPORTERS, INC. AND AFFILIATE

                             COMBINED BALANCE SHEET
                            AS OF DECEMBER 31, 1997

                                 ASSETS
Current assets:
  Cash and cash equivalents.................................  $  178,238
  Marketable securities.....................................     505,190
  Accounts receivable, net of allowance for doubtful
     accounts of $55,500....................................     504,155
  Prepaid expenses..........................................      20,865
                                                              ----------
          Total current assets..............................   1,208,448
Property and equipment, net.................................      76,424
Other assets................................................      48,405
                                                              ----------
                                                              $1,333,277
                                                              ==========
                  LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable..........................................      80,442
  Accrued expenses..........................................      71,536
  Deferred tax liability....................................      14,781
                                                              ----------
          Total current liabilities.........................     166,759
Stockholder's equity........................................   1,166,518
Commitments and contingencies...............................          --
                                                              ----------
                                                              $1,333,277
                                                              ==========

                            See accompanying notes.

                    A&A COURT REPORTERS, INC. AND AFFILIATE

                          COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997

Revenues....................................................  $2,542,471
Costs and expenses:
  Operating expenses........................................   1,397,012
  General and administrative expenses.......................     935,473
  Depreciation expense......................................      26,358
                                                              ----------
                                                               2,358,843
                                                              ----------
Income from operations......................................     183,628
Other income (expense):
  Interest income...........................................      29,949
  Interest expense..........................................      (4,373)
  Other.....................................................      (1,209)
                                                              ----------
                                                                  24,367
                                                              ----------
Income before provision for income taxes....................     207,995
Provision for income taxes..................................      13,151
                                                              ----------
Net income..................................................  $  194,844
                                                              ==========

                            See accompanying notes.

                    A&A COURT REPORTERS, INC. AND AFFILIATE

                   COMBINED STATEMENT OF STOCKHOLDER'S EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                ACCUMULATED
                                                                                UNREALIZED
                                           ADDITIONAL                             GAIN ON
                                  COMMON    PAID IN     TREASURY    RETAINED    MARKETABLE
                                  STOCK     CAPITAL      STOCK      EARNINGS    SECURITIES      TOTAL
                                  ------   ----------   --------   ----------   -----------   ----------
Balance at December 31, 1996....  $5,000    $11,071     $(20,000)  $  895,980     $16,198     $  908,249
Net income......................     --          --           --      194,844          --        194,844
Change in accumulated unrealized
  gains and losses, net of
  income taxes..................     --          --           --           --      63,425         63,425
                                  ------    -------     --------   ----------     -------     ----------
                                  $5,000    $11,071     $(20,000)  $1,090,824     $79,623     $1,166,518
                                  ======    =======     ========   ==========     =======     ==========

                            See accompanying notes.

                    A&A COURT REPORTERS, INC. AND AFFILIATE

                        COMBINED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

Cash flows from operating activities:
  Net income................................................  $ 194,844
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................     26,358
     Gain on sale of marketable securities..................      1,005
     Deferred income taxes..................................      2,944
     Increase in assets:
       Accounts receivable..................................   (103,278)
       Prepaid expenses.....................................     (4,645)
     Decrease in liabilities:
       Accounts payable and accrued expenses................    (18,172)
                                                              ---------
     Net cash provided by operating activities..............     99,056
                                                              ---------
Cash flows from investing activities:
  Purchase of marketable securities.........................   (224,625)
  Proceeds from sale of marketable securities...............     89,088
  Purchase of property and equipment........................    (44,328)
                                                              ---------
     Net cash used in investing activities..................   (179,865)
                                                              ---------
Net decrease in cash and cash equivalents...................    (80,809)
Cash and cash equivalents -- beginning of year..............    259,047
                                                              ---------
Cash and cash equivalents -- end of year....................  $ 178,238
                                                              =========
Supplemental disclosure of cash flow information:
  Cash paid for interest....................................  $   4,373
                                                              =========
  Cash paid for income taxes................................  $   3,273
                                                              =========

                            See accompanying notes.

                    A&A COURT REPORTERS, INC. AND AFFILIATE

                   NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 1. -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Combination and Description of Business -- The accompanying combined financial statements include the financial statements of A&A Court Reporters, Inc. and their affiliate, 8010 Woodway, Inc., d/b/a A&A Video Specialties (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated.

     The Company is a court reporting firm providing printed and computerized transcripts, and video recordings of testimony from depositions to the legal profession, primarily in the Houston, Texas area.

     Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

     Revenue Recognition -- Revenues and the related direct costs of court reporters and transcribers are recognized when services rendered are billable, which generally occurs at the time the final documents are transcribed and completed.

     Property and Equipment -- Property and equipment are recorded at cost. Depreciation is computed using both accelerated and straight-line methods over the estimated useful life of the assets. Maintenance and repairs are charged to expenses as incurred, while improvements are capitalized.

     Income Taxes -- A&A Court Reporters, Inc. has elected to be taxed as an S corporation for tax years beginning after 1986. The federal tax regulations provide that, in lieu of corporate income tax, the stockholders are taxed on their proportionate share of the A&A Court Reporters, Inc.'s taxable income. Accordingly, no federal taxes have been provided for in the current year.

     8010 Woodway, Inc., d/b/a A&A Video Specialties accounts for income taxes in accordance with Statement of Financial Standard No. 109. This statement requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

     Cash Equivalents -- The Company considers money market accounts and all other highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

     Other assets -- Other assets consist of artwork which is carried at its original cost which is less than its fair market value at December 31, 1997.

     Advertising costs -- Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 1997 was $56,360.

     Concentrations of Credit Risk -- The Company grants credit to substantially all customers. The Company maintains adequate reserves for potential credit losses, and such losses have been minimal and within management's estimates.

NOTE 2. -- MARKETABLE SECURITIES

     Marketable securities consist of marketable equity and debt securities. Management determines the proper classifications of investments in obligations with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. Securities designated as available-for-sale are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders' equity, net of deferred taxes. Securities designated as held-to-maturity are stated at amortized cost. Realized gains and losses on sales of investments, as determined on an average cost method, are included

                    A&A COURT REPORTERS, INC. AND AFFILIATE
in the combined statement of income. Marketable securities are available for current operations and, as such, are classified as current assets.

     Marketable equity securities have been classified as available-for-sale. As of December 31, 1997, these securities have an aggregate fair market value of $394,091 and a cost of $308,347. This difference represents gross unrealized holding gains amounting to $94,155, offset by gross unrealized holding losses of $8,411.

     At December 31, 1997, the difference between cost and market value of $85,744 (net of deferred taxes of $6,121, applicable to A&A Video Specialties) was credited to a separate component of shareholder's equity called "Accumulated unrealized gain on marketable securities."

     Marketable debt securities have been classified as held-to-maturity. As of December 31, 1997, these securities have an aggregate fair market value of $112,907. The amortized cost amounted to $111,099.

     The contractual maturities of debt securities held-to-maturity are as follows:

                                                                      MARKET
                                                           COST       VALUE
                                                         --------    --------
One year or less.......................................  $ 96,709    $ 98,262
Between 1 and 5 years..................................    14,390      14,645
                                                         --------    --------
                                                         $111,099    $112,907
                                                         ========    ========

NOTE 3. -- PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

Furniture and fixtures......................................    $167,263
Computer equipment and software.............................     234,729
Automobiles.................................................      88,937
Video equipment.............................................      94,563
                                                                --------
                                                                 585,492
Less accumulated depreciation...............................     509,068
                                                                --------
                                                                      --
                                                                --------
                                                                $ 76,424
                                                                ========

NOTE 4. -- COMMON STOCK

     Stockholder's equity consists of the following:

                                                     A&A COURT     8010 WOODWAY, INC.
                                                     Reporters,     D/B/A A&A VIDEO
                                                        INC.          SPECIALTIES          TOTAL
                                                     ----------    ------------------    ----------
Common stock, $1 par value, 100,000 shares
  authorized, 4,000 shares issued and 3,000 shares
  outstanding......................................   $  4,000          $     --         $    4,000
Common stock, $1 par value, 1,000 shares
  authorized, issued and outstanding...............         --             1,000              1,000
Additional paid in capital.........................         --            11,071             11,071
Treasury stock at cost, 1,000 shares...............    (20,000)               --            (20,000)
Retained earnings..................................    791,748           299,076          1,090,824
Accumulated unrealized gain on marketable
  securities.......................................     52,332            27,291             79,623
                                                      --------          --------         ----------
                                                      $828,080          $338,438         $1,166,518
                                                      ========          ========         ==========

                    A&A COURT REPORTERS, INC. AND AFFILIATE

NOTE 5. -- INCOME TAXES

     The provision for income taxes consists of the following:

Current:
  Federal...................................................    $ 6,121
  State.....................................................      4,086
                                                                -------
          Total current.....................................     10,207
                                                                -------
Deferred:
  Federal...................................................      2,082
  State.....................................................        862
                                                                -------
          Total deferred....................................      2,944
                                                                -------
               Total........................................    $13,151
                                                                =======

     A&A Video Specialties has elected to be treated as a cash basis taxpayer. Therefore, the future deductible and taxable temporary differences arise primarily from the difference between the cash and accrual basis of accounting. At December 31, 1997, the Company has a deferred tax liability of $14,781, net of deferred tax assets of $1,130.

NOTE 6. -- COMMITMENTS

     Lease Commitments -- The Company is obligated under an operating lease for office facilities which expires July 2001. The lease provides, among other things, that the Company is responsible for its share of utilities, maintenance and property taxes over a base amount.

     Total rent expense for 1997 amounted to $73,350. In addition, the Company is also obligated under various equipment and vehicle leases which expire through September 1999.

     The anticipated future annual lease payments under operating leases subsequent to December 31, 1997, inclusive of the base utility, maintenance and property tax charges for the office facilities, are as follows:

1998........................................................  $ 57,116
1999........................................................    55,454
2000........................................................    48,644
2001........................................................    28,686
                                                              --------
                                                              $189,900
                                                              ========

NOTE 7. -- SUBSEQUENT EVENT

     On January 9, 1998, the assets and liabilities of the Company were acquired by Esquire Communications Ltd. The gross purchase price of $3.699 million consisted of cash in the amount of $2,500,000 and 141,000 restricted and unregistered shares of Esquire's common stock valued at a discounted value of $606,000.

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Kerns & Gradillas, Inc.

     We have audited the accompanying balance sheet of Kerns & Gradillas, Inc. as of December 31, 1997, and the related statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kerns & Gradillas, Inc., as of December 31, 1997, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          FREED MAXICK SACHS & MURPHY, P.C.

Buffalo, New York
July 2, 1998

                            KERNS & GRADILLAS, INC.

                                 BALANCE SHEET
                            AS OF DECEMBER 31, 1997

                                 ASSETS
Current assets:
  Cash......................................................  $    8,739
  Accounts receivable, less allowance for doubtful accounts
     of $35,000.............................................   1,390,024
  Prepaid expenses..........................................       9,853
                                                              ----------
          Total current assets..............................   1,408,616
Property and equipment, net.................................     169,039
Advances receivable.........................................     309,093
Deposits....................................................      18,514
                                                              ----------
                                                              $1,905,262
                                                              ==========
                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Demand notes payable......................................  $  550,662
  Accounts payable..........................................     545,832
  Accrued expenses..........................................      23,284
                                                              ----------
          Total current liabilities.........................   1,119,778
                                                              ==========
Stockholders' equity:
  Common stock, $120 par value, 75,000 shares authorized,
     100 shares issued and outstanding......................      12,000
  Additional paid-in capital................................      60,000
  Retained earnings.........................................     713,484
                                                              ----------
          Total stockholders' equity........................     785,484
                                                              ----------
Commitments and contingencies...............................          --
                                                              ----------
                                                              $1,905,262
                                                              ==========

                            See accompanying notes.

                            KERNS & GRADILLAS, INC.

                 STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

Revenues....................................................  $6,222,429

Cost and expenses:
  Operating expenses........................................   5,953,491
  General and administrative expenses.......................     338,761
  Depreciation expense......................................      90,410
                                                              ----------
                                                               6,382,662
                                                              ----------
Loss from operations........................................    (160,233)

Other income (expense):
  Interest expense..........................................     (55,924)
  Other.....................................................      13,087
                                                              ----------
                                                                 (42,837)
                                                              ----------
Net loss....................................................    (203,070)
Retained earnings -- beginning of year......................     916,554
                                                              ----------
Retained earnings -- end of year............................  $  713,484
                                                              ==========

                            See accompanying notes.

                            KERNS & GRADILLAS, INC.

                            STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

Cash flows from operating activities:
  Net loss..................................................  $(203,070)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation...........................................     90,410
     (Increase) decrease in assets:
       Accounts receivable..................................    (36,504)
       Prepaid expenses.....................................     (9,853)
       Deposits.............................................     24,059
  Increase in liabilities:
     Accounts payable and accrued expenses..................     50,363
                                                              ---------
  Net cash used in operating activities.....................    (84,595)
                                                              ---------
Cash flows from investing activities:
  Increase in advances receivable...........................    (97,154)
  Purchases of property and equipment.......................    (51,735)
                                                              ---------
     Net cash used in investing activities..................   (148,889)
                                                              ---------
Cash flows from financing activities:
  Net borrowings on demand notes............................    192,580
                                                              ---------
     Net cash provided by financing activities..............    192,580
                                                              ---------
Net decrease in cash........................................    (40,904)
Cash -- beginning of year...................................     49,643
                                                              ---------
Cash -- end of year.........................................  $   8,739
                                                              =========
Supplemental disclosure of cash flow information:
  Cash paid for interest....................................  $  55,295
                                                              =========
  Cash paid for income taxes................................  $     800
                                                              =========

                            See accompanying notes.

                            KERNS & GRADILLAS, INC.

                       NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of Business -- Kerns & Gradillas, Inc. (the "Company") is a court reporting firm providing printed and computerized transcripts, and video recordings of testimony from depositions to the legal profession, primarily in southern California.

     Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue Recognition -- Revenue and the related direct costs of court reporters and transcribers are recognized when services rendered are billable, which generally occurs at the time the final documents are transcribed and completed.

     Property and Equipment -- Property and equipment are stated at cost. Depreciation is computed by accelerated methods over the estimated useful lives of the assets. Maintenance and repairs are charged to expenses as incurred while improvements are capitalized.

     Income Taxes -- The Company has elected to be taxed as an S Corporation for income tax reporting purposes. The tax regulations provide that, in lieu of corporation income taxes, the stockholders are taxed on their proportionate shares of the Company's taxable income; consequently, no federal income taxes have been provided on current income. State tax regulations provide for a limited franchise tax based on income.

     Advertising Costs -- Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 1997 was $19,186.

     Concentration of Credit Risk -- Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions. Although the cash accounts exceed the federally insured deposit amount, management does not anticipate nonperformance by the financial institutions. Management reviews the financial viability of these institutions on a periodic basis.

NOTE 2. -- PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

Furniture and fixtures......................................  $ 84,913
Computer and video equipment................................   829,358
                                                              --------
                                                               914,271
Less accumulated depreciation...............................   745,232
                                                              --------
                                                              $169,039
                                                              ========

NOTE 3. -- ADVANCES RECEIVABLE

     The Company has advanced $309,093 to stockholders and employees. The advances are non-interest bearing and have no terms of repayment. Accordingly, the amounts have been classified as long term on the accompanying financial statements.

NOTE 4. -- DEMAND NOTES PAYABLE

     The Company has a revolving line of credit agreement with a bank that provides for borrowings of up to $750,000, of which $483,250 was outstanding at December 31, 1997. Borrowings under the line bear interest at

                            KERNS & GRADILLAS, INC.

1.5% over a variable base index rate which was 9.5% at December 31, 1997, are collateralized by substantially all assets of the Company, and matures in August 1998.

     In addition, the Company has a demand promissory note agreement with the same bank of which $67,412 was outstanding at December 31, 1997. The note requires monthly principal payments of $1,667 through September 2001, plus interest at 1.5% over a variable base index rate which was 9.25% at December 31, 1997. Borrowings under the demand note are collateralized by substantially all assets of the Company. Future maturities under the demand note at December 31, 1997 are as follows:

1998.............................................    $20,004
1999.............................................     20,004
2000.............................................     20,004
2001.............................................      7,400
                                                     -------
                                                     $67,412
                                                     =======

NOTE 5. -- COMMITMENTS

     Operating Lease Commitments -- The Company leases office space and equipment under noncancelable operating leases. Rental expense charged to operations for the operating leases amounted to approximately $348,000 for the year ended December 31, 1997.

     Aggregate future minimum lease payments under noncancelable operating leases having remaining terms in excess of one year as of December 31, 1997 are:

1998..............................................  $274,337
1999..............................................   206,300
2000..............................................     8,528
2001..............................................     8,221
2002..............................................     2,671
                                                    --------
                                                    $500,057
                                                    ========

NOTE 6. -- SUBSEQUENT EVENT

     On January 16, 1998, the assets and liabilities of the Company were acquired by Esquire Communications Ltd. The purchase price of $8 million consisted of $5,550,000 cash at closing, a convertible note due in three years of $1,300,000 to be paid interest only, quarterly, at an interest rate of 7%, and 171,429 restricted and unregistered shares of common stock of Esquire valued at a discounted value of $960,000. The principal portion of the note can be converted into Esquire's common stock at a price of $8 per share.

                          INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Directors of
A-L Associates, Inc. and Affiliate

     We have audited the accompanying combined balance sheet of A-L Associates, Inc. and Affiliate as of December 31, 1997, and the related combined statements of income, and cash flows for the year then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of A-L Associates, Inc. and Affiliate as of December 31, 1997, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          FREED MAXICK SACHS & MURPHY, P.C.

Buffalo, New York
June 26, 1998

                       A-L ASSOCIATES, INC. AND AFFILIATE

                             COMBINED BALANCE SHEET
                            AS OF DECEMBER 31, 1997

                                 ASSETS
Current assets:
  Cash......................................................  $   13,041
  Accounts receivable, less allowance for doubtful accounts
     of $27,000.............................................   2,695,890
  Prepaid expenses and sundry receivables...................      73,234
                                                              ----------
          Total current assets..............................   2,782,165
Property and equipment, net.................................     482,434
Other assets................................................      38,560
                                                              ----------
                                                              $3,303,159
                                                              ==========
                         LIABILITIES AND EQUITY
Current liabilities:
  Demand note payable.......................................  $  477,686
  Accounts payable and accrued expenses.....................     326,481
  Accrued commissions.......................................   1,433,034
  Income taxes payable......................................      17,224
  Deferred tax liability....................................      80,000
  Current portion of long-term debt.........................      91,490
                                                              ----------
          Total current liabilities.........................   2,425,915
Long-term debt..............................................     344,711
Deferred rent obligation....................................      63,393
                                                              ----------
          Total liabilities.................................   2,834,019
Equity......................................................     469,140
Commitments and contingencies...............................          --
                                                              ----------
                                                              $3,303,159
                                                              ==========

                            See accompanying notes.

                       A-L ASSOCIATES, INC. AND AFFILIATE

                          COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997

Revenues....................................................  $11,336,198
Cost of sales:
  Operating expenses........................................    7,094,376
  General and administrative expenses.......................    3,976,046
  Depreciation and amortization.............................       74,577
                                                              -----------
                                                               11,144,999
                                                              -----------
Income from operations......................................      191,199
Other income (expense):
  Interest income...........................................       12,834
  Interest expense..........................................      (68,686)
  Other.....................................................      (12,037)
                                                              -----------
                                                                  (67,889)
                                                              -----------
Income before provision for income taxes....................      123,310
Provision for income taxes..................................       70,000
                                                              -----------
Net income..................................................  $    53,310
                                                              ===========

                            See accompanying notes.

                       A-L ASSOCIATES, INC. AND AFFILIATE

                        COMBINED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

Cash flows from operating activities:
  Net income................................................  $  53,310
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................     74,577
     Loss on abandonment of leasehold improvements..........     18,037
     (Increase) decrease in assets:
       Accounts receivable..................................   (581,790)
       Prepaid expenses and sundry receivables..............     52,525
     Increase in liabilities:
       Accounts payable and accrued expenses................    386,259
       Deferred rent obligation.............................     63,393
       Income taxes payable.................................      2,480
                                                              ---------
     Net cash provided by operating activities..............     68,791
                                                              ---------
Cash flows from investing activities:
  Purchases of property and equipment.......................   (252,537)
  Decrease in due from officer..............................     75,000
  Decrease in other assets..................................    (29,259)
                                                              ---------
     Net cash used in investing activities..................   (206,796)
                                                              ---------
Cash flows from financing activities:
  Net borrowings on demand note payable.....................     77,686
  Borrowings from long-term debt............................    250,000
  Repayments of long-term debt..............................   (193,799)
  Proceeds from issuance of common stock....................          4
                                                              ---------
     Net cash provided by financing activities..............    133,891
                                                              ---------
Net decrease in cash........................................     (4,114)
Cash -- beginning of year...................................     17,155
                                                              ---------
Cash -- end of year.........................................  $  13,041
                                                              =========
Schedule of noncash investing and financing activities:
  Furniture and fixture acquired under capital lease........  $ 250,000
                                                              =========
  Stock subscription receivable for common stock............  $ 300,000
                                                              =========
Supplemental disclosure of cash flow information:
  Cash paid for interest....................................  $  67,224
                                                              =========
  Cash paid for income taxes................................  $  67,520
                                                              =========

                            See accompanying notes.

                       A-L ASSOCIATES, INC. AND AFFILIATE

                   NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 1. -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Combination and Description of Business -- The accompanying combined financial statements include the financial statements of A-L Associates, Inc. ("Associates") and A-L Attorneys on Assignment, LLC. ("Attorneys") (collectively, the "Company") which have common ownership. All intercompany accounts and transactions have been eliminated.

     Associates is an executive recruitment firm. Attorneys is a temporary placement agency for attorneys. Both companies operate primarily in the New York metropolitan area, servicing the needs of, among others, multi-national corporations.

     Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue Recognition -- Associates income is recognized when placements are accepted, which may be prior to the actual date of employment. Clients are billed at the start date of employment. Provision is made for allowances for failure to complete stipulated employment periods. Attorneys income is recognized upon services rendered.

     Property and Equipment -- Property and equipment are stated at cost. Depreciation is computed by the straight-line and accelerated methods over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 1997 totaled $74,427.

     Income Taxes -- Associates has elected to be treated as an S Corporation for federal and New York State income tax reporting purposes. The tax regulations provide that, in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income; accordingly, no federal and state income taxes have been provided for in the current year. However, Associates is liable for New Jersey and New York City corporate income taxes. The current tax provision is primarily attributed to New York City corporate income taxes which are based upon an alternative tax base that includes officers compensation.

     Attorneys is a limited liability company and has elected to be taxed similar to that of a partnership. Accordingly, the partners are taxed on their proportionate share of the partnership's taxable income; accordingly, no federal and state income taxes have been provided for the current year.

     Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("FAS109"). FAS109 requires the recognition of deferred tax liabilities and assets for expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred income taxes are attributable to the temporary differences resulting from the use of the cash basis of accounting for tax reporting.

     Advertising Costs -- Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 1997 totaled $45,410.

     Concentration of Credit Risk -- Financial instruments subject to concentrations of credit risk consist principally of cash accounts in financial institutions. Although the accounts exceed the federally insured deposit amount, management does not anticipate nonperformance by the financial institution. The Company's revenues are generated substantially from two major customers, which accounted for approximately 40% of revenues for the year ended December 31, 1997. At December 31, 1997, accounts receivable balances with these customers comprised approximately 53% of accounts receivable.

     Other Assets -- Other assets consists primarily of cash surrender value of life insurance.

                       A-L ASSOCIATES, INC. AND AFFILIATE

NOTE 2. -- PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

Fixture and fixtures........................................  $321,125
Leasehold improvements......................................   226,774
Computer equipment..........................................    80,634
Office equipment............................................    24,954
                                                              --------
                                                               653,487
Less accumulated depreciation...............................   171,053
                                                              --------
                                                              $482,434
                                                              ========

NOTE 3. -- DEMAND NOTE PAYABLE

     Associates has a line of credit which provides for borrowings up to $500,000. The line bears interest at the bank's prime rate plus 1% (9.5% at December 31, 1997) and is secured by substantially all of the Company's assets, securities in the amount of $200,000 owned by the stockholders, and personal guarantees by the stockholders. The outstanding balance under this line of credit at December 31, 1997 amounted to $477,686.

NOTE 4. -- LONG-TERM DEBT

     Long-term debt consists of the following:

Bank term loan(a)...........................................  $216,667
Obligation under capital lease (Note 6).....................   219,534
                                                              --------
                                                               436,201
Less: current portion.......................................    91,490
                                                              --------
                                                              $344,711
                                                              ========

---------------
(a) The term loan is due in monthly installments of $4,167 plus interest at the bank's prime rate plus 1.5% (10% at December 31, 1997) and is secured by substantially all of Associates assets, securities in the amount of $200,000 owned by the stockholders, and personal guarantees by the stockholders.

     Scheduled annual principal payments of long-term debt subsequent to December 31, 1998 are as follows:

1999........................................................  $ 97,143
2000........................................................   103,566
2001........................................................   110,865
2002........................................................    33,137
                                                              --------
                                                              $344,711
                                                              ========

NOTE 5. -- EQUITY

     On January 1, 1997, Associates issued 4 shares of common stock for $4 to the then sole stockholder. In addition, Associates entered into a stock purchase agreement with a new stockholder which provided for the issuance of 100 shares for $300,000. The amount is payable in three $100,000 installments, payable by December 31, 1997, 1998 and 1999. At December 31, 1997, the first installment has not been paid. The entire $300,000 stock subscription receivable has been shown as a reduction of stockholder equity.

                       A-L ASSOCIATES, INC. AND AFFILIATE

     The schedule of equity is as follows:

                                                    ASSOCIATES    ATTORNEYS      TOTAL
                                                    ----------    ---------    ---------
Common stock, $.01 par value, 200 shares
  authorized, issued and outstanding..............  $       2      $    --     $       2
Member contributions..............................                     100           100
Additional paid in capital........................    300,003           --       300,003
Stock subscriptions receivable....................   (300,000)          --      (300,000)
Retained earnings (deficit).......................    471,606       (2,571)      469,035
                                                    ---------      -------     ---------
Total equity......................................  $ 471,611      $(2,471)    $ 469,140
                                                    =========      =======     =========

NOTE 6. -- COMMITMENTS AND CONTINGENCIES

     Stock Redemption Agreement -- Associates has a stockholders' agreement, effective January 1, 1997, which provides that under certain circumstances, including death or disability of a stockholder, the Company is obligated to purchase that stockholder's shares at a predetermined value and over a specified period in accordance with the terms of the agreement. The Company has purchased insurance to fund the purchase upon death of a stockholder.

     Leases -- In April 1997, the Company entered into a lease for office space expiring ten years thereafter. The lease provides for minimum monthly rentals of $9,240 for the first sixteen months, $17,160 for the next sixty months, and $18,216 for the remaining forty-four months, and additional rentals for increases in real estate taxes and building operating expenses. The Company expenses the increasing minimum rentals on a straight-line basis over the term of the lease. The balance sheet at December 31, 1997 includes a deferred rental obligation of $63,393 relating to the lease. The Company is contingently liable under a bank letter of credit of $63,630 issued to the landlord in lieu of a security deposit which expires May 1999. In addition, the Company leases office equipment under operating lease agreements ranging from three to six years.

     Rent expense for the year ended December 31, 1997 was $304,000.

     During 1997, Associates also leased office furniture under a capital lease expiring in March 2002. Furniture recorded under the capital lease of $250,000 is included in furniture and fixtures at December 31, 1997. Depreciation on this asset charged to expense was $35,714 for 1997.

     Minimum annual rental obligations under the lease for office space and equipment leases and the present value of future minimum lease payments under the capital lease are as follows:

YEARS ENDING                                                OFFICE SPACE AND    CAPITAL
DECEMBER 31,                                                EQUIPMENT LEASES     LEASE
------------                                                ----------------    --------
  1998....................................................     $  165,397       $ 67,296
  1999....................................................        218,530         67,296
  2000....................................................        214,183         67,296
  2001....................................................        211,078         67,296
  2002....................................................        206,780         16,824
  Thereafter..............................................        938,784             --
                                                               ----------       --------
Total minimum lease payments..............................     $1,954,752        286,008
                                                               ==========
Less: amount representing interest........................                        66,474
                                                                                --------
Present value of net minimum lease payments (Note 4)......                      $219,534
                                                                                ========

                       A-L ASSOCIATES, INC. AND AFFILIATE

     Dispute -- Associates is involved in a dispute with another executive recruitment firm who is claiming substantial damages in connection with an agency agreement between the two parties. Although the company's counsel cannot form an opinion on this matter, in the opinion of management, the claims of the other party are without merit and management believes the Company has meritorious defenses and/or counterclaims to the claims of the other party. There has been no communication from the other party since March 1997, and management believes that no further action is forthcoming.

NOTE 7. -- SUBSEQUENT EVENTS

     On May 15, 1998, the Company's assets and liabilities were acquired by Esquire Communications Ltd. for approximately $8.7 million consisting of $7,500,000 cash at closing, 166,667 shares of restricted and unregistered stock, valued at a discounted value of $733,335, and options to purchase 200,000 shares of Esquire's common stock at $9.00 per share, valued at $440,000, which are exercisable immediately and expire 10 years after closing.

                       A-L ASSOCIATES, INC. AND AFFILIATE

                             COMBINED BALANCE SHEET
                              AS OF MARCH 31, 1998
                                  (UNAUDITED)

                                 ASSETS
Current assets:
  Cash......................................................  $  338,478
  Accounts receivable, less allowance for doubtful accounts
     of $27,000.............................................   2,941,821
  Due from officers.........................................      48,536
  Prepaid expenses and sundry receivables...................     117,630
                                                              ----------
          Total current assets..............................   3,446,465
Property and equipment, net.................................     489,890
Other assets................................................      38,495
                                                              ----------
                                                              $3,974,850
                                                              ==========

                         LIABILITIES AND EQUITY
Current liabilities:
  Demand note payable.......................................  $  300,000
  Accounts payable and accrued expenses.....................     695,002
  Accrued commissions.......................................   1,530,019
  Income taxes payable......................................      58,000
  Deferred tax liability....................................      59,000
  Current portion of long-term debt.........................      92,837
                                                              ----------
          Total current liabilities.........................   2,734,858
Long-term debt..............................................     320,984
Deferred rent obligation....................................      87,393
                                                              ----------
          Total liabilities.................................   3,143,235
Equity......................................................     831,615
Commitments and contingencies...............................          --
                                                              ----------
                                                              $3,974,850
                                                              ==========

                       A-L ASSOCIATES, INC. AND AFFILIATE

                          COMBINED STATEMENT OF INCOME
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                                  (UNAUDITED)

Revenues....................................................    $3,084,437
Cost of sales:
  Operating expenses........................................     1,719,836
  General and administrative expenses.......................       929,640
  Depreciation and amortization.............................        12,065
                                                                ----------
                                                                 2,661,541
                                                                ----------
Income from operations......................................       422,896
Other income (expense):
  Interest expense..........................................       (24,000)
  Interest income...........................................           579
                                                                ----------
                                                                   (23,421)
                                                                ----------
Income before provision for income taxes....................       399,475
Provision for income taxes..................................        37,000
                                                                ----------
Net income..................................................    $  362,475
                                                                ==========

                       A-L ASSOCIATES, INC. AND AFFILIATE

                        COMBINED STATEMENT OF CASH FLOWS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                                  (UNAUDITED)

Cash flows from operating activities:
  Net income................................................    $362,475
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................      12,065
     Deferred tax benefit...................................     (21,000)
     Increase in assets:
       Accounts receivable..................................    (245,931)
       Prepaid expenses and sundry receivables..............     (44,396)
     Increase in liabilities:
       Accounts payable and accrued expenses................     465,507
       Deferred rent obligation.............................      24,000
       Income taxes payable.................................      40,776
                                                                --------
     Net cash provided by operating activities..............     593,496
                                                                --------
Cash flows from investing activities:
  Purchases of property and equipment.......................     (19,457)
  Increase in due from officer..............................     (48,536)
                                                                --------
     Net cash used in investing activities..................     (67,993)
                                                                --------
Cash flows from financing activities:
  Net payments on note payable..............................    (177,686)
  Repayments of long-term debt..............................     (22,380)
                                                                --------
     Net cash used in financing activities..................    (200,066)
                                                                --------
Net increase in cash........................................     325,437
Cash -- beginning of period.................................      13,041
                                                                --------
Cash -- end of period.......................................    $338,478
                                                                ========
Supplemental disclosure of cash flow information:
  Cash paid for interest....................................    $ 24,000
                                                                ========
  Cash paid for income taxes................................    $ 36,103
                                                                ========

                       A-L ASSOCIATES, INC. AND AFFILIATE

                   NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 1. -- BASIS OF PRESENTATION

     The accompanying unaudited financial statements of A-L Associates, Inc. and Affiliate (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ended December 31, 1998. For further information, refer to the Company's audited financial statements as of and for the year ended December 31, 1997, which includes footnotes.

NOTE 2. -- SALE OF BUSINESS

     On May 15, 1998, the Company's assets and liabilities were acquired by Esquire Communications Ltd. for approximately $8.7 million consisting of $7,500,000 cash at closing, 166,667 shares of restricted and unregistered stock, valued at a discounted value of $733,335, and options to purchase 200,000 shares of Esquire's common stock at $9.00 per share, valued at $440,000, which are exercisable immediately and expire 10 years after closing.

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Hamilton-Legato Deposition Centers, Inc.
Troy, Michigan

     We have audited the accompanying balance sheet of Hamilton-Legato Deposition Centers, Inc. as of December 31, 1997, and the related statements of operations and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 1997 financial statements referred to above present fairly, in all material respects, the financial position of Hamilton-Legato Deposition Centers, Inc. as of December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          FREED MAXICK SACHS & MURPHY, P.C.

Buffalo, New York
July 2, 1998

                    HAMILTON-LEGATO DEPOSITION CENTERS, INC.

                                 BALANCE SHEET
                            AS OF DECEMBER 31, 1997

                                  ASSETS
Current assets:
  Cash......................................................    $   35,877
  Accounts receivable, net of allowance for doubtful
     accounts of $8,000.....................................       877,975
  Prepaid expenses..........................................        21,432
                                                                ----------
          Total current assets..............................       935,284
Property and equipment, net.................................       427,769
Advances -- affiliate.......................................        85,000
Other assets, net...........................................       232,365
                                                                ----------
                                                                $1,680,418
                                                                ==========
                   LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Demand note payable.......................................    $  235,081
  Accounts payable..........................................       368,970
  Accrued expenses..........................................       107,876
  Deferred tax liability....................................       175,100
  Current portion of long-term debt.........................        20,748
                                                                ----------
          Total current liabilities.........................       907,775
Long-term debt..............................................       128,450
                                                                ----------
          Total liabilities.................................     1,036,225
Stockholder's equity:
  Common stock, $1 par value, 50,000 shares authorized,
     5,000 shares issued and outstanding....................         5,000
  Retained earnings.........................................       639,193
                                                                ----------
          Total stockholder's equity........................       644,193
Commitments and contingencies...............................            --
                                                                ----------
                                                                $1,680,418
                                                                ==========

                            See accompanying notes.

                    HAMILTON-LEGATO DEPOSITION CENTERS, INC.

                 STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

Revenues....................................................  $6,030,823
Costs and expenses:
  Operating expenses........................................   3,987,121
  General and administrative................................   2,038,863
  Depreciation and amortization.............................      76,083
                                                              ----------
                                                               6,102,067
                                                              ----------
  Loss from operations......................................     (71,244)
Other income (expense):
  Interest income...........................................       2,601
  Interest expense..........................................      (9,325)
                                                              ----------
                                                                  (6,724)
                                                              ----------
Loss before income taxes....................................     (77,968)
Income tax benefit..........................................      39,900
                                                              ----------
Net loss....................................................     (38,068)
Retained earnings -- beginning of year......................     677,261
                                                              ----------
Retained earnings -- end of year............................  $  639,193
                                                              ==========

                            See accompanying notes.

                    HAMILTON-LEGATO DEPOSITION CENTERS, INC.

                            STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

Cash flows from operating activities:
  Net loss..................................................  $ (38,068)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization..........................     76,083
     Deferred income tax expense............................     64,300
     Increase in assets:
       Accounts receivable..................................   (157,406)
       Prepaid expenses.....................................     (5,019)
     Decrease in liabilities:
       Accounts payable and accrued expenses................   (116,486)
                                                              ---------
     Net cash used in operating activities..................   (176,596)
                                                              ---------
Cash flows from investing activities:
  Purchase of other assets..................................   (125,000)
  Purchases of property and equipment.......................   (166,746)
  Advances to affiliate.....................................    (75,000)
                                                              ---------
Net cash used in investing activities.......................   (366,746)
                                                              ---------
Cash flows from financing activities:
  Net borrowings on demand note.............................    186,581
  Principal payments on long-term debt......................     (4,676)
                                                              ---------
     Net cash provided by financing activities..............    181,905
                                                              ---------
Net decrease in cash........................................   (361,437)
Cash -- beginning of year...................................    397,314
                                                              ---------
Cash -- end of year.........................................  $  35,877
                                                              ---------
Supplemental disclosure of cash flow information:
  Cash paid for interest....................................  $   9,325
                                                              =========
  Cash paid for income taxes................................  $  15,000
                                                              =========
Supplemental noncash investing and financing activity:
  Acquisition of consulting agreements through issuance of
     long term debt.........................................  $ 153,875
                                                              =========

                            See accompanying notes.

                    HAMILTON-LEGATO DEPOSITION CENTERS, INC.

                       NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of Business -- Hamilton-Legato Deposition Centers, Inc. (the "Company") provides court reporting services primarily in the State of Michigan.

     Fiscal Year -- The Company's normal fiscal reporting period ends May 31, including for income tax reporting purposes. The accompanying financial statements are as of and for the twelve month period ended December 31, 1997, which are being issued in connection with the sale of the Company's operations (see Note 10).

     Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue Recognition -- Revenues and the related direct costs of court reporters and transcribers are recognized when services rendered are billable, which generally occurs at the time the final documents are transcribed and completed.

     Property and Equipment -- Property and equipment are recorded at cost. Depreciation is computed using both accelerated and straight-line methods over the estimated useful lives of the assets. Maintenance and repairs are charged to expenses as incurred while improvements are capitalized.

     Income Taxes -- The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Advertising -- The Company expenses advertising as incurred. Advertising expense was $18,358 for the year ended December 31, 1997.

     Concentrations of Credit Risk -- Financial instruments which potentially subject the Company to concentration of credit risk consist principally of trade receivables. The Company's trade receivables are primarily due from customers in the service industry.

NOTE 2. -- PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

Furniture and fixtures......................................    $ 596,510
Leasehold improvements......................................      282,455
                                                                ---------
                                                                  878,965
Less accumulated depreciation...............................     (451,196)
                                                                ---------
                                                                $ 427,769
                                                                =========

                    HAMILTON-LEGATO DEPOSITION CENTERS, INC.

NOTE 3. -- OTHER ASSETS

     Other assets consist of the following:

Goodwill....................................................    $ 56,679
Covenant not-to-compete.....................................      30,000
Consulting agreement........................................     153,875
                                                                --------
                                                                 240,554
Less: Accumulated amortization..............................       8,189
                                                                --------
                                                                $232,365
                                                                ========

     The goodwill is being amortized on the straight-line method over a period of 15 years. The covenant not-to-compete and consulting agreement are being amortized on a straight-line method over the life of the respective agreements of five and six years, respectively.

NOTE 4. -- DEMAND NOTE PAYABLE

     The Company has a line of credit available from a bank which provides for aggregate borrowings and letters of credit of up to $300,000. Borrowings bear interest at 9% and are secured by all assets of the Company. The credit line expires on September 1, 1998. Amounts outstanding under this line of credit as of December 31, 1997 were $235,081.

NOTE 5. -- LONG-TERM DEBT

     Long-term debt consists of the following:

Consulting agreements related to an acquired business -- due in aggregate monthly payments of $2,778, including
  interest imputed at 9%, through September 2003, secured by
  all assets of the Company.................................    $149,198
Current portion.............................................      20,748
                                                                --------
                                                                $128,450
                                                                ========

     The consulting agreements also contain a clause that the consultants agree not to solicit Company clients or compete with the Company within a specified area for a period of six years through September 2003.

     Annual maturities of long-term debt subsequent to 1998 are as follows:

1999........................................................    $ 22,694
2000........................................................      24,822
2001........................................................      27,152
2002........................................................      29,698
2003........................................................      24,084
                                                                --------
                                                                $128,450
                                                                ========

NOTE 6. -- PENSION PLAN

     The Company maintains a 401(k) profit sharing trust covering substantially all employees upon completion of one year of service and attaining the age of
21. Employees can contribute up to 15% of gross compensation for which the Company will match up to 4% of the employees portion. An employee is fully vested after six years of service. In addition, the plan provides for a discretionary contribution by the Company. Pension expense for 1997 amounted to $3,697.

                    HAMILTON-LEGATO DEPOSITION CENTERS, INC.

NOTE 7. -- RELATED PARTY TRANSACTIONS

     The Company leases its Troy office building from an entity in which the stockholders of the Company are also the owners, under a lease agreement which expires on December 31, 2000. Rental expense for 1997 amounted to $133,900.

     The Company made various advances to an entity in which one of the stockholders of the Company is the sole owner. The advances which amounted to $85,000 at December 31, 1997 are unsecured and non-interest bearing. The advances are not anticipated to be repaid in 1998 and accordingly are classified as long term on the accompanying financial statements. The loans were made to cover the operating expenses of the related party. The total amount loaned to the related entity in 1997 amounted to $75,000.

NOTE 8. -- INCOME TAXES

     The income taxes provision (benefit) for the year ended December 31, 1997 is as follows:

Current tax benefit:
  Federal...................................................  $ (78,400)
  State and city............................................    (25,800)
                                                              ---------
          Total current.....................................   (104,200)
                                                              ---------
Deferred tax expense:
  Federal...................................................     42,866
  State and city............................................     21,434
                                                              ---------
          Total deferred....................................     64,300
                                                              ---------
          Total.............................................  $ (39,900)
                                                              =========

     Hamilton-Legato Deposition Centers, Inc. has elected to be treated as a cash basis taxpayer. Therefore, the future deductible and taxable temporary differences arise primarily from the difference between the cash and accrual basis of accounting. At December 31, 1997, the Company has a deferred tax liability of $175,100.

NOTE 9. -- COMMITMENTS

     Lease Commitments -- The Company is obligated under operating leases for office facilities which expire through December 2001. The leases provide, among other things, that the Company is responsible for its share of increases in certain utilities, maintenance and property taxes over a base amount. In addition, the Company is also obligated under various equipment leases which expire through October 2002. Total lease expense for 1997, under the above leases amounted to $247,908.

     The anticipated future annual lease payments under operating leases at December 31, 1997, inclusive of the base utility, maintenance and property tax charges for the office facilities, are as follows:

1998..............................................  $273,900
1999..............................................  $250,208
2000..............................................  $247,149
2001..............................................  $244,260
2002..............................................  $ 37,395

     Independent Contractor Agreement -- In connection with the acquisition of a business, the Company entered into independent contractor agreements with the two predecessor owners. The agreements which among other things specify compensation rates, are for a period of five years through August 2002 and are terminable by the Company only for good cause and may be terminated by the contractor given 30 days notice.

                    HAMILTON-LEGATO DEPOSITION CENTERS, INC.

NOTE 10. -- SUBSEQUENT EVENTS

     On June 22, 1998, the Company's assets and liabilities were acquired by Esquire Communications Ltd. The purchase price of $7.64 million consisted of $4,840,000 cash at closing and a convertible note due in five years of $2,800,000 to be paid interest only, quarterly, at an interest rate of 7%. The principal portion of the note can be converted to Esquire's common stock at a price of $10.00 per share.

                    HAMILTON-LEGATO DEPOSITION CENTERS, INC.

                                 BALANCE SHEET
                              AS OF MARCH 31, 1998
                                  (UNAUDITED)

ASSETS
Current assets:
  Cash......................................................    $  252,393
  Accounts receivable, net of allowance for doubtful
     accounts of $8,000.....................................       793,211
  Prepaid expenses..........................................        18,032
                                                                ----------
          Total current assets..............................     1,063,636
Property and equipment, net.................................       444,814
Advances -- affiliate.......................................        88,000
Other assets, net...........................................       245,181
                                                                ----------
                                                                $1,841,631
                                                                ==========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Demand note payable.......................................    $  228,081
  Accounts payable..........................................       596,651
  Accrued expenses..........................................        11,456
  Income taxes payable......................................       116,600
  Deferred tax liability....................................        70,100
  Current portion of long-term debt.........................        21,218
                                                                ----------
          Total current liabilities.........................     1,044,106
Long-term debt..............................................       122,966
                                                                ----------
          Total liabilities.................................     1,167,072
Stockholder's equity:
  Common stock, $1 par value, 50,000 shares authorized,
     5,000 shares issued and outstanding....................         5,000
  Retained earnings.........................................       669,559
                                                                ----------
          Total stockholder's equity........................       674,559
Commitments and contingencies...............................            --
                                                                ----------
                                                                $1,841,631
                                                                ==========

                    HAMILTON-LEGATO DEPOSITION CENTERS, INC.

                   STATEMENT OF INCOME AND RETAINED EARNINGS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                                  (UNAUDITED)

Revenues....................................................  $1,708,074
Costs and expenses:
  Operating expenses........................................   1,044,193
  General and administrative expenses.......................     578,403
  Depreciation and amortization.............................      35,585
                                                              ----------
                                                               1,658,181
                                                              ----------
  Income from operations....................................      49,893
Other income (expense):
  Interest income...........................................         894
  Interest expense..........................................      (5,421)
                                                              ----------
                                                                  (4,527)
                                                              ----------
Income before provision for income taxes....................      45,366
Provision for income taxes..................................      15,000
                                                              ----------
Net income..................................................      30,366
Retained earnings -- December 31, 1997......................     639,193
                                                              ----------
Retained earnings -- March 31, 1998.........................  $  669,559
                                                              ==========

                    HAMILTON-LEGATO DEPOSITION CENTERS, INC.

                            STATEMENT OF CASH FLOWS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998

Cash flows from operating activities:
  Net income................................................  $  30,366
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................     35,585
     Deferred tax benefit...................................   (105,000)
     Decrease in assets:
       Accounts receivable..................................     84,764
       Prepaid expenses.....................................      3,400
     Increase in liabilities:
     Accounts payable and accrued expenses..................    247,861
                                                              ---------
     Net cash provided by operating activities..............    296,976
                                                              ---------
Cash flows from investing activities:
  Purchase of other assets..................................    (20,000)
  Advances to affiliate.....................................     (3,000)
  Purchases of property and equipment.......................    (45,446)
                                                              ---------
     Net cash used in investing activities..................    (68,446)
                                                              ---------
Cash flows from financing activities:
  Net repayments on demand note.............................     (7,000)
  Principal payments on long-term debt......................     (5,014)
                                                              ---------
     Net cash used in financing activities..................    (12,014)
                                                              ---------
Net increase in cash........................................    216,516
Cash -- beginning of period.................................     35,877
                                                              ---------
Cash -- end of period.......................................  $ 252,393
                                                              =========
Supplemental disclosure of cash flow information:
  Cash paid for interest....................................  $   5,421
                                                              =========
  Cash paid for income taxes................................  $      --
                                                              =========

                    HAMILTON-LEGATO DEPOSITION CENTERS, INC.

                       NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. -- BASIS OF PRESENTATION

     The accompanying unaudited financial statements of Hamilton-Legato Deposition Centers, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ended December 31, 1998. For further information, refer to the Company's audited financial statements as of and for the year ended December 31, 1997, which includes footnotes.

NOTE 2. -- SALE OF BUSINESS

     On June 22, 1998, the Company's assets and liabilities were acquired by Esquire Communications Ltd. The purchase price of $7.64 million consisted of $4,840,000 cash at closing and a convertible note due in five years of $2,800,000 to be paid interest only, quarterly, at an interest rate of 7%. The principal portion of the note can be converted to Esquire's common stock at a price of $10.00 per share.

------------------------------------------------------------
------------------------------------------------------------

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE IN THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Prospectus Summary.........................    3
Risk Factors...............................    8
Use of Proceeds............................   16
Dividend Policy............................   16
Price Range of Common Stock................   17
Capitalization.............................   18
Selected Consolidated Financial Data.......   19
Summary Pro Forma As Adjusted Financial
  Information..............................   21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   23
Business...................................   30
Management.................................   39
Certain Relationships and Related
  Transactions.............................   45
Principal and Selling Stockholders.........   47
Description of Capital Stock...............   50
Shares Eligible for Future Sale............   53
Underwriting...............................   54
Legal Matters..............................   55
Experts....................................   56
Available Information......................   56
Index to Financial Statements..............  F-1

------------------------------------------------------------
------------------------------------------------------------
------------------------------------------------------------
------------------------------------------------------------

                               10,046,500 Shares

                         [ESQUIRE COMMUNICATIONS LOGO]
                                  Common Stock

                            -----------------------

                              P R O S P E C T U S

                            -----------------------
                       PRUDENTIAL SECURITIES INCORPORATED

                         BANCAMERICA ROBERTSON STEPHENS
                          JANNEY MONTGOMERY SCOTT INC.
                                          , 1998

------------------------------------------------------------
------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee........................................    $22,580
NASD filing fee.............................................      8,155
Nasdaq filing fee...........................................          *
Boston stock exchange filing fee............................          *
Legal fees and expenses.....................................          *
Blue Sky fees and expenses..................................          *
Printing expenses...........................................          *
Accountants' fees and expenses..............................          *
Transfer Agent and Registrar fees...........................          *
Miscellaneous...............................................          *
                                                                -------
          Total.............................................    $     *
                                                                =======

---------------
* To be completed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporate Law ("DGCL") provides that a business corporation may indemnify directors and officers against liabilities they may incur in such capacities provided certain standards are met, including good faith and the reasonable belief that the particular action was in, or not opposed to, the best interest of the corporation. Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

     Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under standards similar to those set forth above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 of the DGCL further provides that, among other things, to the extent that a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in Subsections (a) and (b) of Section 145 of the DGCL, or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that a corporation is empowered to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify against such liability under Section 145 of the DGCL.

     The Bylaws of the Company provide for the mandatory indemnification of directors and officers to the fullest extent permitted by law.

     Section 102(b)(7) of the DGCL permits the Certificate of Incorporation of a corporation to provide that a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (dealing with unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit.

     The Certificate of Incorporation of the Company provides that the liability of the Company's directors to the Company or to its stockholders shall be eliminated to the fullest extent permitted by law.

     The Company has a directors' and officers' liability insurance policy which affords directors and officers insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     1. In connection with acquisitions of other businesses, the Company has issued the following securities:

          (a) October 1996 -- 132,258 shares of Common Stock on acquisition of M&M Court Reporters:

          (b) November 1996 -- 71,748 shares of Common Stock on acquisition of Sherry Roe & Associates;

          (c) December 1996 -- 100,000 shares of Common Stock on acquisition of Nevill & Swinehart;

          (d) June 1997 -- 300,000 shares of Common Stock on acquisition of Krauss, Katz & Ackerman;

          (e) June 1997 -- 750,000 shares of Common Stock on acquisition of American Network Services;

          (f) October 1997 -- an aggregate of 206,000 shares of Common Stock and a note convertible into 62,500 shares of Common Stock on acquisition of five court reporting companies;

          (g) November 1997 -- 854,427 shares of Common Stock and options to purchase 350,000 shares of Common Stock on acquisition of Jurist-Begley Court Reporters;

          (h) December 1997 -- 227,586 shares of Common Stock on acquisition of Brody & Geiser;

          (i) December 1997 -- 141,000 shares of Common Stock on acquisition of A&A Court Reporters:

          (j) December 1997 -- note convertible into 62,500 shares of Common Stock on acquisition of Certified Reporting Company;

          (k) January 1998 -- 171,429 shares of Common Stock and note convertible into 162,500 shares of Common Stock on acquisition of Kerns & Gradillas;

          (l) February 1998 -- 20,000 shares of Common Stock on acquisition of Friedli, Wolff & Pastore;

          (m) March 1998 -- options to purchase 30,000 shares of Common Stock on acquisition of VerbaVolant;

          (n) April 1998 -- note convertible into 10,000 shares of Common Stock in connection with acquisition of Pollock & Upshaw;

          (o) May 1998 -- 82,347 shares of Common Stock on acquisition of three court reporting companies;

          (p) May 1998 -- 166,667 shares of Common Stock and options to purchase 200,000 shares of Common Stock on acquisition of A-L Associates and A-L Attorneys on Assignment;

          (q) June 1998 -- 350,000 shares of Common Stock on acquisition of Summit Reporting; and

          (r) June 1998 -- note convertible into 280,000 shares of Common Stock on acquisition of Hamilton-Legato Depositions Centers.

     Between October 1996 and June 1998, the Company issued an aggregate of 22,500 shares of Series A Convertible Preferred Stock convertible into 7,500,000 shares of Common Stock to GTCR and Antares Leveraged Capital Corp. In connection with these issuances, Prudential Securities Incorporated was issued warrants to purchase an aggregate of 450,000 shares of Common Stock, 375,000 of which were exercised to acquire 206,010 shares of Common Stock.

     In February 1997, the Company sold 250,000 shares of Common Stock to Harlingwood at a price of $3.125 per share.

     The Company has granted stock options under the stock option plan.

     All of the foregoing securities were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT
NO.
-------
 +1.1      Form of Underwriting Agreement
  3.1      Certificate of Incorporation of the Company, as amended.
           Incorporated by reference to Exhibit 3.1 to Annual Report on
           Form 10-KSB for the year ended December 31, 1997 ("1997
           10-K")
  3.2      By-Laws of the Company. Incorporated by reference to Exhibit
           3.2 to the Current Report on Form 8-K reporting on an event which occurred October 28, 1996 ("October 1996 8-K")
 +5.1      Opinion of Stroock & Stroock & Lavan LLP
 10.1      Employment Agreement dated as of March 1, 1993, between the
           Company and Malcolm L. Elvey. Incorporated by reference to
           Exhibit 10.1 to Registration Statement on Form SB-2 (File
           No. 33-58814 ("SB"))
+10.2      Employment Agreement dated as of June 30, 1998, between the
           Company and David A. White
 10.3      Employment Agreement dated November 7, 1997, between the
           Company and Carole L. Hughes. Incorporated by reference to
           Exhibit 10.3 to 1997 10-K
 10.4      Agreement dated as of May 1, 1997 by and between the Company and David Feldman. Incorporated by reference to Exhibit 10.4 to 1997 10-K
 10.5      Employment Agreement dated June 22, 1994 by and between the
           Company and Cary A. Sarnoff. Incorporated by reference to
           Exhibit 4 to Current Report on Form 8-K reporting on an
           event which occurred on June 22, 1994.
 10.6      Asset Purchase Agreement dated May 22, 1996, as amended,
           among the Company, M&M Reporting Referral Service, Inc. and the stockholders of M&M Reporting Referral Service, Inc.
           Incorporated by reference to Exhibit 10.1 to October 1996
           8-K
 10.7      Purchase Agreement dated October 23, 1996 by and between the
           Company, Golder, Thoma, Cressey, Rauner Fund IV, L.P.
           ("GTCR") and Antares Leveraged Capital Corp. (collectively with GTCR, the "Investors"). Incorporated by reference to
           Exhibit 10.4 to October 1996 8-K

EXHIBIT
NO.
-------
 10.8      Stockholders Agreement dated October 23, 1996 by and between the Investors, Malcolm L. Elvey, Cary A. Sarnoff, David J.
           Feldman, CMNY Capital L.P. and Allied Investment
           Corporation, Allied Investment Corporation II and Allied
           Capital Corporation II. Incorporated by reference to Exhibit
           10.5 to October 1996 8-K
 10.9      Registration Agreement dated October 23, 1996 among the
           Company and the Investors. Incorporated by reference to
           Exhibit 10.6 to October 1996 8-K
 10.10     Agreement dated October 23, 1996 among the Company, GTCR,
           David J. Feldman, The Sarnoff Trust, Allied Investment
           Corporation I, Allied Investment Corporation II and Allied
           Capital Corporation II relating to registration rights.
           Incorporated by reference to Exhibit 10.7 to October 1996
           8-K
 10.11     Credit Agreement dated as of December 24, 1996 by and among
           Esquire Communications Ltd., as Borrower, Antares Leveraged
           Capital Corp., as Agent and the Other Financial Institutions
           Party thereto, as Lenders. Incorporated by reference to
           Exhibit 10.18 to the Company's Annual Report on Form 10-KSB
           for the year ended December 31, 1996.
 10.12     Asset Purchase Agreement dated as of May 28, 1997 among the
           Company, Wolfe Rosenberg & Associates, Inc., M&M Computrans,
           Seymour L. Wolfe and Fred R. Rosenberg. Incorporated by
           reference to Exhibit 10.1 to Current Report on Form 8-K
           reporting on an event which occurred on May 28, 1997.
 10.13     Asset Purchase Agreement dated as of June 13, 1997, among
           the Company, Krauss, Katz & Ackerman, Inc., Harvey Krauss,
           Leonard Katz and Robert Ackerman. Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K reporting on an event which occurred June 13, 1997 ("June 1997 8-K")
 10.14     Asset Purchase Agreement dated as of June 18,1997, among the
           Company, American Network Services, Inc., John C. Durham,
           David Rainwater, William Bird and Jeff Johnson. Incorporated
           by reference to Exhibit 10.2 to June 1997 8-K
 10.15     Amendment No. 1 dated as of June 17, 1997 to Purchase
           Agreement dated October 23, 1996, among Esquire, Golder,
           Thoma, Cressey, Rauner Fund IV, L.P. and Antares Leveraged
           Capital Corp. Incorporated by reference to Exhibit 10.3 to
           June 1997 8-K
 10.16     Amendment No. 2 dated as of January 8, 1998 to Purchase
           Agreement dated October 23, 1996, among the Company, Golder,
           Thoma, Cressey, Rauner Fund IV, L.P. and Antares Leveraged
           Capital Corp. Incorporated by reference to Exhibit 10.16 to
           1997 10-K
 10.17     Employment Agreement dated September 1, 1997 between the
           Company and Gregory J. Mazares. Incorporated by reference to
           Exhibit 10.17 to 1997 10-K
 10.18     Amendments No. 1 and No. 2 to Stockholder's Agreement dated
           October 23, 1996, among Esquire and various stockholders of
           Esquire. Incorporated by reference to Exhibit 10.4 to June
           1997 8-K
*10.19     Agreement dated February 9, 1998 between the Company and
           Harlingwood Partners, L.P.
+10.20     Employment Agreement dated June 30, 1998 between the Company and David A. Higson
*10.21     Form of Change in Control Agreements between the Company and each of its key executive officers, together with listing of such officers
*21        Subsidiaries of the Registrant
+23.1      Consent of Stroock & Stroock & Lavan LLP (included as part of Exhibit 5.1)
*23.2      Consent of KPMG Peat Marwick LLP
*23.3      Consent of Freed Maxick Sachs & Murphy, P.C.

EXHIBIT
NO.
-------
*24.1      Powers of Attorney of Directors and Officers of Registrant
           (included on signature page)

---------------
* Filed herewith.
+ To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes to:

     (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) Include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that (1) for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed pursuant to Rules 424(b)(1), and 42(b)(4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement at the time it was declared effective, and
(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment, if any, that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on July 20, 1998.

                                          ESQUIRE COMMUNICATIONS LTD.

                                          By: /s/ DAVID A. WHITE
                                            ------------------------------------
                                            David A. White
                                            Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Malcolm L. Elvey, David A. White, David A. Higson and Steven L. Wolkenstein, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) of and supplements to this Registration Statement and any Registration Statement relating to any offering made pursuant to this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                    TITLE                         DATE
                  ---------                                    -----                         ----

            /s/ MALCOLM L. ELVEY               Chairman of the Board and Director        July 20, 1998
---------------------------------------------
             (MALCOLM L. ELVEY)

             /s/ DAVID A. WHITE                Chief Executive Officer and Director      July 20, 1998
---------------------------------------------
              (DAVID A. WHITE)

             /s/ DAVID A. HIGSON               Chief Financial Officer, Chief            July 20, 1998
---------------------------------------------    Accounting Officer and Director
              (DAVID A. HIGSON)

             /s/ CARY A. SARNOFF               Vice Chairman and Director                July 20, 1998
---------------------------------------------
              (CARY A. SARNOFF)

          /s/ MORTIMER R. FEINBERG             Director                                  July 20, 1998
---------------------------------------------
           (MORTIMER R. FEINBERG)

             /s/ GARY L. MONROE                Director                                  July 20, 1998
---------------------------------------------
              (GARY L. MONROE)

             /s/ JOSEPH P. NOLAN               Director                                  July 20, 1998
---------------------------------------------
              (JOSEPH P. NOLAN)

             /s/ BRUCE V. RAUNER               Director                                  July 20, 1998
---------------------------------------------
              (BRUCE V. RAUNER)

                                 EXHIBIT INDEX

EXHIBIT
NO.
-------
 +1.1      Form of Underwriting Agreement
  3.1      Certificate of Incorporation of the Company, as amended.
           Incorporated by reference to Exhibit 3.1 to Annual Report on
           Form 10-KSB for the year ended December 31, 1997 ("1997
           10-K")
  3.2      By-Laws of the Company. Incorporated by reference to Exhibit
           3.2 to the Current Report on Form 8-K reporting on an event which occurred October 28, 1996 ("October 1996 8-K")
 +5.1      Opinion of Stroock & Stroock & Lavan LLP
 10.1      Employment Agreement dated as of March 1, 1993, between the
           Company and Malcolm L. Elvey. Incorporated by reference to
           Exhibit 10.1 to Registration Statement on Form SB-2 (File
           No. 33-58814 ("SB"))
+10.2      Employment Agreement dated as of June 30, 1998, between the
           Company and David A. White
 10.3      Employment Agreement dated November 7, 1997, between the
           Company and Carole L. Hughes. Incorporated by reference to
           Exhibit 10.3 to 1997 10-K
 10.4      Agreement dated as of May 1, 1997 by and between the Company and David Feldman. Incorporated by reference to Exhibit 10.4 to 1997 10-K
 10.5      Employment Agreement dated June 22, 1994 by and between the
           Company and Cary A. Sarnoff. Incorporated by reference to
           Exhibit 4 to Current Report on Form 8-K reporting on an
           event which occurred on June 22, 1994.
 10.6      Asset Purchase Agreement dated May 22, 1996, as amended,
           among the Company, M&M Reporting Referral Service, Inc. and the stockholders of M&M Reporting Referral Service, Inc.
           Incorporated by reference to Exhibit 10.1 to October 1996
           8-K
 10.7      Purchase Agreement dated October 23, 1996 by and between the
           Company, Golder, Thoma, Cressey, Rauner Fund IV, L.P.
           ("GTCR") and Antares Leveraged Capital Corp. (collectively with GTCR, the "Investors"). Incorporated by reference to
           Exhibit 10.4 to October 1996 8-K
 10.8      Stockholders Agreement dated October 23, 1996 by and between the Investors, Malcolm L. Elvey, Cary A. Sarnoff, David J.
           Feldman, CMNY Capital L.P. and Allied Investment
           Corporation, Allied Investment Corporation II and Allied
           Capital Corporation II. Incorporated by reference to Exhibit
           10.5 to October 1996 8-K
 10.9      Registration Agreement dated October 23, 1996 among the
           Company and the Investors. Incorporated by reference to
           Exhibit 10.6 to October 1996 8-K
 10.10     Agreement dated October 23, 1996 among the Company, GTCR,
           David J. Feldman, The Sarnoff Trust, Allied Investment
           Corporation I, Allied Investment Corporation II and Allied
           Capital Corporation II relating to registration rights.
           Incorporated by reference to Exhibit 10.7 to October 1996
           8-K
 10.11     Credit Agreement dated as of December 24, 1996 by and among
           Esquire Communications Ltd., as Borrower, Antares Leveraged
           Capital Corp., as Agent and the Other Financial Institutions
           Party thereto, as Lenders. Incorporated by reference to
           Exhibit 10.18 to the Company's Annual Report on Form 10-KSB
           for the year ended December 31, 1996.
 10.12     Asset Purchase Agreement dated as of May 28, 1997 among the
           Company, Wolfe Rosenberg & Associates, Inc., M&M Computrans,
           Seymour L. Wolfe and Fred R. Rosenberg. Incorporated by
           reference to Exhibit 10.1 to Current Report on Form 8-K
           reporting on an event which occurred on May 28, 1997.

EXHIBIT
NO.
-------
 10.13     Asset Purchase Agreement dated as of June 13, 1997, among
           the Company, Krauss, Katz & Ackerman, Inc., Harvey Krauss,
           Leonard Katz and Robert Ackerman. Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K reporting on an event which occurred June 13, 1997 ("June 1997 8-K")
 10.14     Asset Purchase Agreement dated as of June 18,1997, among the
           Company, American Network Services, Inc., John C. Durham,
           David Rainwater, William Bird and Jeff Johnson. Incorporated
           by reference to Exhibit 10.2 to June 1997 8-K
 10.15     Amendment No. 1 dated as of June 17, 1997 to Purchase
           Agreement dated October 23, 1996, among Esquire, Golder,
           Thoma, Cressey, Rauner Fund IV, L.P. and Antares Leveraged
           Capital Corp. Incorporated by reference to Exhibit 10.3 to
           June 1997 8-K
 10.16     Amendment No. 2 dated as of January 8, 1998 to Purchase
           Agreement dated October 23, 1996, among the Company, Golder,
           Thoma, Cressey, Rauner Fund IV, L.P. and Antares Leveraged
           Capital Corp. Incorporated by reference to Exhibit 10.16 to
           1997 10-K
 10.17     Employment Agreement dated September 1, 1997 between the
           Company and Gregory J. Mazares. Incorporated by reference to
           Exhibit 10.17 to 1997 10-K
 10.18     Amendments No. 1 and No. 2 to Stockholder's Agreement dated
           October 23, 1996, among Esquire and various stockholders of
           Esquire. Incorporated by reference to Exhibit 10.4 to June
           1997 8-K
*10.19     Agreement dated February 9, 1998 between the Company and
           Harlingwood Partners, L.P.
+10.20     Employment Agreement dated June 30, 1998 between the Company and David A. Higson
*10.21     Form of Change in Control Agreements between the Company and each of its key executive officers, together with listing of such officers
*21        Subsidiaries of the Registrant
+23.1      Consent of Stroock & Stroock & Lavan LLP (included as part of Exhibit 5.1)
*23.2      Consent of KPMG Peat Marwick LLP
*23.3      Consent of Freed Maxick Sachs & Murphy, P.C.
*24.1      Powers of Attorney of Directors and Officers of Registrant
           (included on signature page)

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* Filed herewith.
+ To be filed by amendment.